     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 22, 1998


                                                      REGISTRATION NO. 333-52871

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                         TELEBANC FINANCIAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                 6712                                13-3759196
      (STATE OF INCORPORATION)             (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
                                            CLASSIFICATION CODE NUMBER)              IDENTIFICATION NUMBER)

                               ------------------

                           1111 NORTH HIGHLAND STREET
                           ARLINGTON, VIRGINIA 22201
                                 (703) 247-3700
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ------------------

                               AILEEN LOPEZ PUGH
                         TELEBANC FINANCIAL CORPORATION
                           1111 NORTH HIGHLAND STREET
                           ARLINGTON, VIRGINIA 22201
                                 (703) 247-3705
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
            INCLUDING AREA CODE, OF REGISTRANT'S AGENT FOR SERVICE)
                               ------------------
                          Copies of communications to:

                            ELLEN CANAN GRADY, ESQ.
                        SHAW PITTMAN POTTS & TROWBRIDGE
                             1501 FARM CREDIT DRIVE
                             MCLEAN, VIRGINIA 22102
                                 (703) 790-7946
                              CARTER STRONG, ESQ.
                     ARENT FOX KINTNER PLOTKIN & KAHN, PLLC
                            1050 CONNECTICUT AVENUE
                             WASHINGTON, D.C. 20036
                                 (202) 857-6252

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                               ------------------


===============================================================================================================
                                                       PROPOSED             PROPOSED
                                   AMOUNT               MAXIMUM              MAXIMUM
  TITLE OF EACH CLASS OF            TO BE           OFFERING PRICE          AGGREGATE            AMOUNT OF
SECURITIES TO BE REGISTERED      REGISTERED            PER SHARE         OFFERING PRICE     REGISTRATION FEE(1)
---------------------------------------------------------------------------------------------------------------
Common stock, par value
  $.01 per share.........         4,100,000             $14.50             $59,450,000            $17,538
===============================================================================================================



(1) The registration fee has been calculated on the basis of the maximum aggregate offering price of the securities being offered. The Company has previously paid $11,800 of this fee and in accordance with Rule 457(a) the remainder of $5,738 is paid herewith.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE


     This Registration Statement relates to the offering (the "Offering") by TeleBanc Financial Corporation ("the Company") of 4,100,000 shares of common stock, par value $.01 per share (the "Common Stock"), to the public, and an additional 615,000 shares of Common Stock issuable upon the exercise of an over-allotment option granted by the Company to the underwriters of the Offering.



     In addition, the Company has filed a Registration Statement substantially simultaneously herewith relating to the offering to the public of $25.0 million
  % Beneficial Unsecured Securities, Series A by TeleBanc Capital Trust II, a new statutory business trust formed under the laws of Delaware by the Company. The Company is the owner of all of the beneficial ownership interests represented by common securities of such trust.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 22, 1998


                                [TELEBANK LOGO]


                                4,100,000 SHARES


                                  COMMON STOCK


     All of the 4,100,000 shares of common stock, par value $.01 per share ("Common Stock"), offered hereby (the "Offering") are being sold by TeleBanc Financial Corporation (the "Company"), the holding company of TeleBank, a federally chartered savings bank ("TeleBank"). The Common Stock has been traded over-the-counter under the symbol "TBFC" since May 1994. Prior to the Offering, there has been a limited public market for the Common Stock. See "Risk
Factors -- Marketability of Common Stock." It is currently expected that the offering price of the Common Stock offered hereby will be between $12.50 and $14.50 per share. For information relating to the determination of the offering price, see "Determination of Offering Price" and "Underwriting." The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "TBFC," subject to notice of issuance. On June 18, 1998, the last reported sale price of the Common Stock was $10.13 per share.



     Simultaneously with the Offering, TeleBanc Capital Trust II ("TCT II"), a newly formed Delaware business trust beneficially owned by the Company, is
offering to the public (the "BLUS(SM) Offering") $25.0 million      % Beneficial
Unsecured Securities, Series A (the "BLUS(SM)").

                         ------------------------------

            THE COMMON STOCK OFFERED HEREBY INVOLVES CERTAIN RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE
           SECURITIES ARE NOT INSURED BY THE FEDERAL DEPOSIT
           INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

==================================================================================================================
                                                                 UNDERWRITING
                                       PRICE TO                 DISCOUNTS AND                 PROCEEDS TO
                                         PUBLIC                 COMMISSIONS(1)                 COMPANY(2)
------------------------------------------------------------------------------------------------------------------
Per Share..................         $                                 $                            $
------------------------------------------------------------------------------------------------------------------
Total(3)...................                   $                       $                            $
==================================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."


(2) Before deducting Offering expenses payable by the Company estimated at $625,000.



(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 615,000 shares of Common Stock to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $       , $       and $       , respectively. See "Underwriting."

                         ------------------------------

     The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of BancAmerica Robertson Stephens, San Francisco, California
on or about        , 1998.

BANCAMERICA ROBERTSON STEPHENS

                                     CIBC OPPENHEIMER
                                                          LEGG MASON WOOD WALKER
                                                         INCORPORATED

          The date of this Prospectus is                       , 1998

[GRAPHICS: THE FRONT COVER OF THE GATEFOLD SHOWS AN ADVERTISEMENT OF THE COMPANY. IT IS A PHOTOGRAPH OF THE TAJ MAHAL WITH THE COMPANY'S TELEPHONE NUMBER AND WEB SITE ADDRESS AT THE BOTTOM. AT THE TOP OF THE PHOTOGRAPH READS "BUILDING THE BRAND. SURE, WE COULD BUILD EXPENSIVE BRANCHES. (BUT, WE FIGURED YOU'D RATHER JUST HAVE THE MONEY.") INSIDE THE GATEFOLD IS BACKGROUND MAP OF THE UNITED STATES UPON WHICH IS SUPERIMPOSED THE PRODUCTS AND PROPOSED PRODUCTS OF THE COMPANY. THE PRODUCTS ARE LISTED IN A COLUMN ON THE LEFT SIDE OF THE GATEFOLD (CDS, MONEY MARKET ACCOUNTS, CHECKING ACCOUNTS, ANNUITIES, CREDIT CARDS, RESIDENTIAL MORTGAGE LOANS AND MUTUAL FUNDS) WITH EACH PRODUCT IN ITS OWN CIRCLE; IN THE SECOND COLUMN IS THE COMPANY'S LOGO; IN THE THIRD COLUMN ARE THE VARIOUS ALTERNATIVE DELIVERY CHANNELS THROUGH WHICH CUSTOMERS CAN ACCESS THE COMPANY'S PRODUCTS AND SERVICES; IN THE FOURTH COLUMN IS A PHOTOGRAPH OF A GROUP OF PEOPLE REPRESENTING CUSTOMERS. ARROWS POINT FROM THE LIST OF PRODUCTS, THE ALTERNATIVE DELIVERY CHANNELS AND THE PHOTOGRAPH OF THE CUSTOMERS TO THE COMPANY'S LOGO.]



CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER TO SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
The Company.................................................    3
Recent Development..........................................    3
Prospectus Summary..........................................    4
Summary Consolidated Financial Data.........................    5
Risk Factors................................................    6
Use of Proceeds.............................................   13
Dilution....................................................   13
Determination of Offering Price.............................   14
Price Range of Common Stock.................................   14
Dividend Policy.............................................   14
Capitalization..............................................   15
Selected Pro Forma Condensed Consolidated Statement of
  Financial Condition and Statements of Operations..........   16
Selected Consolidated Financial and Other Data..............   18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   19
Business....................................................   32
Management..................................................   47
Principal Stockholders......................................   58
Description of Securities...................................   61
Shares Eligible for Future Sale.............................   67
Underwriting................................................   69
Legal Matters...............................................   70
Experts.....................................................   70
Incorporation of Certain Documents by Reference.............   70
Available Information.......................................   71
Index to Consolidated Financial Statements..................  F-1


                            ------------------------

                                  THE COMPANY


    TeleBanc Financial Corporation ("TeleBanc Financial") was organized under the laws of the State of Delaware in January 1994 as a savings and loan holding company. TeleBanc Financial operates its business principally through two wholly owned subsidiaries, TeleBank and TeleBanc Capital Markets, Inc. ("TCM"). TeleBank offers savings and investment products insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), and TCM is a registered broker-dealer and investment advisor specializing in mortgage-backed securities and mortgage loans, that manages the portfolios of TeleBanc Financial and TeleBank. In addition, TeleBanc Servicing Corporation ("TSC"), a wholly owned subsidiary of TeleBank, has invested in a joint venture engaged in the acquisition and collection of delinquent consumer loans for its own portfolio. The Company has formed another wholly owned subsidiary, TeleBanc Insurance Services, Inc. ("TeleBanc Insurance"), through which it intends to offer co-branded insurance products. Unless the context indicates otherwise, references herein to the Company include TeleBanc Financial and all of its subsidiaries, references to TeleBanc Financial refer to TeleBanc Financial Corporation, the holding company, and references to TeleBank refer to TeleBank, a federally chartered savings bank.



                               RECENT DEVELOPMENT



    Consistent with the Company's direct marketing operating strategy, the Company has signed an agreement to acquire Direct Financial Corporation ("DFC"), a regional savings and loan holding company, and its wholly owned subsidiary, Premium Bank F.S.B., a federal savings bank ("Premium Bank"), in a merger transaction for approximately $21.4 million in cash and the repayment by the Company of approximately $6 million in subordinated debt and other liabilities (the "DFC Acquisition"). DFC employs a direct marketing strategy similar to that of the Company. At December 31, 1997, DFC reported total assets of $326.1 million, total deposits of $273.9 million, total stockholders' equity of $12.3 million and approximately 15,000 customer accounts. Although there can be no assurance, the DFC Acquisition is expected to be completed in the summer of 1998, subject to certain conditions, including receipt of regulatory approval. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements, including the Notes thereto, included elsewhere in this Prospectus. The information presented in this Prospectus (i) reflects a 100% stock dividend paid by the Company to holders of record of the Common Stock on June 22, 1998 by the Company, and (ii) assumes the Underwriters' over-allotment option is not exercised. See "Description of Securities," "Underwriting," and
Note 2 to the Consolidated Financial Statements.


                                  THE COMPANY


     The Company is a leading national provider of high value savings, investment and other financial products and services. The Company utilizes a branchless banking strategy to offer financial products and services to customers nationwide and to maintain its low cost structure through the use of alternative delivery channels, such as telephones, the Internet, automated teller machines ("ATMs"), facsimile and mail. The Company's broad selection of high value savings and investment products generally have higher interest rates or carry lower fees than similar products offered by traditional, branch-based financial institutions. The Company also emphasizes high quality customer service and provides customers with "anywhere, anytime" convenience for accessing its financial products and services. The Company intends to broaden its financial products and services to include in 1998 annuities, residential mortgage loans, credit cards and mutual funds. At March 31, 1998, the Company had more than 22,000 customer accounts, $560.6 million in retail deposits and $1.0 billion in assets.



     The financial services industry is the fifth largest in the United States. In 1997, deposits held in U.S. financial institutions totaled more than $4 trillion and the total assets of such institutions were more than $6 trillion. The financial services industry is experiencing rapid change, characterized by the demand for electronic delivery channels for products and services, the emergence of nationwide, full-service financial institutions and growing price competition. Increasingly, customers are seeking higher value products, as well as access to financial services and products through electronic delivery channels, such as the Internet, telephones, ATMs and facsimile. The use of such electronic media has grown through the development of network technologies, the increased use of personal computers in the home and workplace and faster and less expensive Internet access. According to an April 1998 report by the U.S. Department of Commerce (the "Commerce Report"), businesses will trade as much as $300 billion annually over the Internet during the next five years. Although Internet banking is still relatively new, the Commerce Report estimated that approximately 4.5 million households were banking online in 1997, and that number is expected to increase to 10 to 16 million households by the year 2000.



     To meet changing customer demands, the Company has developed a low cost operating strategy designed to reach potential customers through alternative delivery channels and to build brand awareness of "TeleBank." As part of this strategy, through a variety of advertising and promotional media, including print, the Internet, radio advertising and public relations, the Company targets customers in all 50 states who seek higher rates, convenience and service. The Company also has implemented an affinity marketing program, through which it directly markets its savings and investment products to members of the participating organizations. Currently, TeleBank has affinity programs with 10 organizations having an aggregate of more than one million members nationwide. The Company also intends to broaden its financial product and service offerings by forming strategic alliances with other financial service providers to develop and market co-branded products. For example, the Company has entered into agreements with, among others, USG Annuity & Life Company and Jackson National Life Insurance Company to offer co-branded annuities through the Company's licensed insurance subsidiary. The Company has entered into agreements with E-Loan, an Internet-based mortgage loan broker, to offer residential mortgage loans and with E*Trade to make available electronic brokerage services and related financial products.

                            ------------------------

     The Company's executive offices are located at 1111 North Highland Street, Arlington, Virginia 22201, telephone (703) 247-3700. The Company's Web site address is located at www.telebankonline.com.

                                  THE OFFERING


Common Stock offered by the Company................  4,100,000 shares
Common Stock to be outstanding after the             11,114,448 shares
  Offering(1)......................................
Use of Proceeds....................................  The Company intends to use the proceeds of the
                                                     Offering to fund the continued growth of the
                                                     Company, including its national direct marketing
                                                     initiatives, and for working capital and general
                                                     corporate purposes. See "Use of Proceeds."
Proposed Nasdaq National Market Symbol.............  TBFC


                      SUMMARY CONSOLIDATED FINANCIAL DATA
       (In thousands, except per share amounts and other operating data)


                                               YEAR ENDED DECEMBER 31,                    THREE MONTHS ENDED MARCH 31,
                                   -----------------------------------------------   ---------------------------------------
                                                                        PRO FORMA      ACTUAL        ACTUAL       PRO FORMA
                                     1995        1996        1997        1997(2)        1997          1998         1998(2)
                                   ---------   ---------   ---------   -----------   -----------   -----------   -----------
                                                                       (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Interest income..................    $40,511     $45,800     $59,301     $82,609        $12,837       $18,071        $23,599
Interest expense.................     31,946      34,815      46,063      64,494          9,878        14,477        19,045
                                   ---------   ---------   ---------     -------      ---------     ---------    ----------
Net interest income..............      8,565      10,985      13,238      18,115          2,959         3,594         4,554
Non-interest income..............      3,777       2,756       4,093       7,248            618         1,947         2,175
Non-interest expense.............      6,240       9,075      10,142      14,864          2,105         4,204         5,212
Net income available to common
  stockholders...................      2,720       2,552       3,671       5,874            814           274           311
Earnings per share:
    Basic........................      $0.66       $0.62       $0.84       $1.34          $0.19         $0.06          $0.07
    Diluted......................       0.66        0.58        0.57        0.89           0.15          0.05          0.05
Weighted average shares:
    Basic........................      4,099       4,099       4,383       4,393          4,212         4,468         4,478
    Diluted......................      4,104       4,406       7,411       7,421          5,790         5,757         5,767



                                                                     DECEMBER 31,                   MARCH 31, 1998
                                                           --------------------------------   --------------------------
                                                             1995       1996        1997        ACTUAL      PRO FORMA(2)
                                                           --------   --------   ----------   -----------   ------------
                                                                                              (UNAUDITED)   (UNAUDITED)
STATEMENT OF FINANCIAL CONDITION DATA:
Total assets.............................................  $553,943   $647,965   $1,100,352   $1,048,153     $1,373,847
Loans receivable and mortgage-backed securities..........   482,877    536,564      859,907      817,209      1,024,812
Investment securities....................................    40,058     78,826       91,237      123,963        161,477
Retail deposits..........................................   306,500    390,486      522,221      560,554        849,285
Brokered callable certificates of deposit................        --         --           --       42,286         42,286
Borrowings(3)............................................   225,878    232,821      522,735      389,247        426,110
Trust preferred securities(4)............................        --         --        9,572        9,526          9,526
Total stockholders' equity...............................    21,565     24,658       45,824       46,540         46,640
OTHER OPERATING DATA(5):
Number of accounts.......................................    12,919     16,506       21,817       22,916         37,916
Customers with two or more accounts......................       28%        31%          30%          31%             (6)
Accounts referred by or cross-sold to existing
  customers..............................................       25%        27%          38%          50%             (6)


---------------


(1) Includes 2,399,486 shares of Common Stock issuable upon conversion of the Company's outstanding preferred stock, and 119,974 shares of Common Stock issuable as a dividend on the outstanding preferred stock. Excludes (i) 1,086,176 shares of Common Stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $4.17 per share, (ii) 794,794 shares of Common Stock issuable upon the exercise of options granted to David A. Smilow and Mitchell H. Caplan with a weighted average exercise price of $4.96 per share, and (iii) 850,402 shares of Common Stock issuable upon the exercise of options granted to other employees of the Company with a weighted average exercise price of $7.33 per share. See "Management" and "Description of Securities."


(2) The Pro Forma Statement of Operations Data and Pro Forma Statement of Financial Condition Data give pro forma effect to the MET Holdings Transaction, which is described below under "Capitalization," and the DFC Acquisition. The Pro Forma Statement of Operations data gives pro forma effect to the above-mentioned transactions as if they had occurred on January 1, 1997 for the year ended December 31, 1997, and on January 1, 1998 for the three months ended March 31, 1998. The Pro Forma Statement of Financial Condition Data gives effect to the above-mentioned transactions as if they had occurred on March 31, 1998. See "Selected Pro Forma Condensed Consolidated Statement of Financial Condition and Statement of Operations."


(3) Consists of advances from the Federal Home Loan Bank ("FHLB") of Atlanta, securities sold under agreements to repurchase, subordinated debt, net and other liabilities.


(4) Consists of 10,000 shares of Company-Obligated Mandatorily Redeemable Capital Securities of a subsidiary trust, TeleBanc Capital Trust I ("TCT I"), which was formed to issue such securities and invest the net proceeds in 11.0% Junior Subordinated Deferrable Interest Debentures, Series A (the "TCT I Junior Subordinated Debentures"). See Note 12 to Consolidated Financial Statements.


(5) The Other Operating Data has been derived from the Company's records. Account data giving pro forma effect to the DFC Acquisition includes account data for DFC that is approximate.


(6) Data giving pro forma effect to the DFC Acquisition is not available as of the date of this Prospectus.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any of the Common Stock offered hereby. Information contained in this Prospectus contains forward-looking statements which are subject to risks and uncertainties. When used anywhere in this Prospectus, the words "anticipate," "believe," "could," "estimate," "expect," "may," "will," "should" or the negative thereof and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results could differ materially from those discussed in this Prospectus. Factors that could contribute to such differences include, but are not limited to, those discussed in this section and in sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

INTEREST RATE RISK


     The results of operations of the Company substantially depend upon the level of the Company's net interest income, which is the difference between interest income from interest-earning assets (such as loans and mortgage-backed securities) and interest expense on interest-bearing liabilities (such as deposits and borrowings). Interest rates are highly sensitive to many factors beyond the Company's control, including governmental monetary policies, domestic and international economic and political conditions and other factors. If interest rate fluctuations cause TeleBank's cost of funds to increase faster than the yield on the interest-bearing assets of TeleBank, its net interest income will be reduced.



     The market value of most of the Company's financial assets also is sensitive to fluctuations in market interest rates. Fixed-rate investments, mortgage-backed and related securities and mortgage loans generally decline in value as interest rates rise. Based on TeleBank's March 31, 1998 simulation analysis, and excluding TeleBank's trading portfolio, the Company estimates that a hypothetical instantaneous 100-basis point rise in rates would cause the fair value of TeleBank's stockholder's equity (the "FVE") to decrease by 8.6%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


FLUCTUATIONS IN QUARTERLY OPERATING RESULTS


     The Company's net interest income, margins and results of operations have fluctuated in the past and are expected to continue to fluctuate in the future, on an annual and quarterly basis, as a result of several factors. Such factors include fluctuating interest rates, changes in non-interest income, economic factors, the performance of the Company's loan portfolio and other interest-earning assets, the Company's level of marketing expenditures, introduction of new products by the Company or by its competitors, the changing mix of products and services sold and the effectiveness of the Company's customer service. For the foregoing reasons, the Company believes that quarter to quarter comparisons of the Company's results of operations are not necessarily meaningful and that the Company's results of operations in any particular quarter should not be relied upon as indicative of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


DEVELOPMENT OF BRAND AWARENESS


     The Company believes that the importance of brand recognition will increase as more companies engage in commerce over the Internet and through other nontraditional commercial means. The Company's success in introducing new financial products and services through alternative delivery channels will depend in part upon the Company's ability to increase brand awareness of the name "TeleBank." There can be no assurance that the Company will be able to develop effectively an association between the brand name "TeleBank" and the financial products and services it provides, or that, if successful, such association will have a material favorable effect on the Company's business, financial condition and results of operations. The Company anticipates that its efforts to develop and, if developed, maintain brand awareness will increase marketing and related costs significantly. These significant additional expenses could have a material adverse effect on the Company's business, financial condition and results of operations. The Company currently does not own a federal registration for the servicemark "TeleBank." If the Company is successful in developing a branded identity for "TeleBank" and a competitor were to challenge successfully the Company's ability to use the name TeleBank, it could have a material adverse effect on the Company's business, financial condition and results of operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


MANAGEMENT OF GROWTH


     Since 1996, the Company has experienced rapid growth and anticipates that it will continue to do so in the future. The Company's ability, however, to maintain continued growth depends to a significant degree on numerous factors, including: (i) the Company's ability to maintain high value products and services; (ii) the extent to which the Company increases its existing customer base and attracts new customers; (iii) the Company's ability to recruit, train, motivate and retain qualified personnel, including customer service representatives and marketing and sales personnel; (iv) the Company's ability to raise additional capital for operational and regulatory capital requirements; and (v) the Company's ability to build enhanced operating and financial systems and to attract the additional management required to manage effectively such growth. Also, the Office of Thrift Supervision ("OTS") has the authority to restrict asset growth by TeleBank based on safety and soundness considerations. There can be no assurance that, if rapid growth continues, the Company will be able to manage such growth effectively. The inability of the Company to manage growth effectively could have a material adverse effect on its business, financial condition and results of operations.


DEPENDENCE ON NEW PRODUCTS AND SERVICES


     The Company's growth will depend in part upon the ability of the Company to offer new financial products and services that satisfy changing consumer demands. Through TeleBank, the Company currently offers FDIC-insured checking accounts, money market accounts, savings accounts and certificates of deposit ("CDs"). In 1998, the Company intends to offer credit cards and, through strategic alliances with third party providers, annuities, residential mortgage loans and mutual funds. There can be no assurance that the Company will be successful in offering new financial products and services or in its efforts to enter into strategic alliances with other companies to offer co-branded products and services. Further, if offered by the Company, there can be no assurance that customers will accept any new financial products and services. In addition, the Company's ability to develop and offer new products or services may be subject to regulatory limitations.


CUSTOMER ACCEPTANCE OF ALTERNATIVE DELIVERY CHANNELS


     The Company's branchless banking strategy differs from that of traditional financial institutions and relies on alternative delivery channels such as the telephone, the Internet, ATMs, facsimile and mail to market the Company's financial products and services. The success of the Company's strategy will depend, in substantial part, upon customer acceptance of these means of marketing and delivering financial products and services. The market for financial products and services through alternative delivery channels is new and evolving, and the degree to which customers will utilize such channels for their financial transactions is not yet fully determined. For example, many potential customers have only limited experience with the Internet as a communications medium, and even less experience with it as their primary method of banking. There can be no assurance that customers will be persuaded to conduct banking and other financial transactions through such alternative channels, and if so persuaded, that they will find that such alternative channels effectively meet their demands.


RELIANCE ON THIRD PARTY SERVICE PROVIDERS

     The Company receives essential technical and customer service support from third party providers, including M&I Data Services, Inc. and Security First Technologies. Such outsourced functions include check processing, check imaging, Internet processing, Internet software, home page hosting and statement rendering. The Company's agreements with each of these service providers may be terminated without cause by either party upon specified notice periods. If the Company's agreement with one of its third party service providers is terminated, and the Company is unable to replace the provider, its operations would be interrupted. Any such prolonged interruption could have a material adverse effect on the Company's business, financial condition and results of operations.


COMPETITION

     The Company believes that the principal competitive factors in the financial services industry in which it operates are price (e.g., interest rates paid on savings products and fees associated with investment products), service, convenience and product quality. Although the Company believes its operating strategy enables it to offer competitive financial products on a nationwide basis, there can be no assurance that the Company will be able to differentiate its products from the products of its competitors in the financial services industry.


     The financial services industry, which is highly competitive and dynamic, has recently undergone, and continues to undergo, a major consolidation of participants. Competing providers of direct-marketed savings and investment products include Net.B@nk and other Internet-based financial institutions. Additionally, more traditional, branch-based financial services companies may be able to adopt business strategies similar to those of the Company with relative ease, and there are few barriers to market entry. Many of the financial institutions and other companies with which the Company currently competes or may compete in the future have significantly greater capital and management resources than does the Company. Increased competition could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."


SYSTEMS FAILURE AND SECURITY RISKS


     The computer systems and network infrastructure used by TeleBank and the Company may be vulnerable to unforeseen problems. TeleBank's operations are dependent upon the ability of TeleBank to protect its computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in TeleBank's operations could have a material adverse effect on the Company's business, financial condition and results of operations. TeleBank also must protect its computer systems and network infrastructure from physical break-ins, security breaches and other disruptive problems caused by the Internet or other users. Such computer break-ins and power disruptions could jeopardize the security of information stored in and transmitted through such computer systems and network infrastructure, which may result in significant liability to TeleBank and the Company and would likely adversely affect the Company's ability to retain or attract customers. The Company employs security systems, including firewalls and password encryption, designed to minimize the risk of security breaches, and relies on an outside third party service provider for back-up Internet services and facilities. The Company also maintains insurance designed to compensate the Company in the event of any accident, system failure or breach of security. In addition, depositors' funds are insured by the FDIC to a maximum of $100,000 per depositor. Although the Company intends to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, there can be no assurance that these security measures will be successful. A failure of such security measures could have a material adverse effect on the Company's business, financial condition and results of operations.


MANAGEMENT'S DISCRETION AS TO USE OF PROCEEDS

     The Company intends to use the proceeds of the Offering to support the continued growth of the Company, including its national direct marketing initiatives, and for working capital and general corporate purposes. Management will have broad discretion with respect to the expenditure of net proceeds of the Offering. See "Use of Proceeds."

DEPENDENCE ON KEY PERSONNEL


     The Company's success may depend upon the continued service of the Company's senior management, including David A. Smilow, Chairman of the Board of Directors, Mitchell H. Caplan, Vice Chairman of the Board of Directors, Chief Executive Officer and President, Aileen Lopez Pugh, Executive Vice President and

Chief Financial Officer, and Laurence Greenberg, Executive Vice President and Chief Marketing Officer. The loss of service of any key personnel, or the inability to attract additional qualified personnel, could have an adverse effect on the Company's business, financial condition and results of operations.


CONTROL BY EXISTING STOCKHOLDERS


     Upon completion of the Offering, Mr. Smilow, Mr. Caplan, the TeleBanc Financial Employee Stock Ownership Plan (the "ESOP"), of which Messrs. Smilow and Caplan are the trustees, and the Company's directors and executive officers as a group will beneficially own approximately 12.8%, 6.7%, 3.8% and 25.3%, respectively, of the outstanding Common Stock (approximately 12.2%, 6.4%, 3.6% and 24.0%, respectively, if the over-allotment option granted to the Underwriters is exercised in full). As a result of such ownership, Mr. Smilow, Mr. Caplan and the Company's directors and executive officers as a group will be able to exercise significant control over the Company's management and affairs, including the election of directors and the determination of all other matters requiring stockholder approval, and will retain the power to block certain business combinations in accordance with the TeleBanc Financial's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and bylaws (the "Bylaws"). See "Principal Stockholders."


SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have an aggregate of 11,114,448 shares of Common Stock outstanding. Of these shares, all of the 4,100,000 shares sold in the Offering and the 1,500,000 shares sold in the Company's initial public offering will be freely transferable without restriction or limitation under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares held by "affiliates" of the Company, as such term is defined in Rule 144 under the Securities Act. The remaining 5,514,448 shares constitute "restricted securities" within the meaning of Rule
144. Of these "restricted securities," 3,405,951 shares have been held for two years or longer and will be freely tradable upon completion of the Offering, subject to the 180-day lock-up period described below (except for any shares held by affiliates of the Company). In addition, the holders of 3,326,762 shares have certain rights to have shares registered in the future under the Securities Act pursuant to agreements between such holders and the Company. The Company, its directors and executive officers and certain other stockholders who will beneficially own, collectively, approximately 4,850,806 shares of Common Stock after the Offering, have agreed not to offer or sell any shares of Common Stock for a period of 180 days following the date of this Prospectus without the prior written consent of BancAmerica Robertson Stephens, except that the Company may issue shares of Common Stock in connection with acquisitions and pursuant to the exercise of stock options described in this Prospectus. On the date of this Prospectus, the Company had outstanding options to purchase 1,645,196 shares of Common Stock and warrants to acquire 1,086,176 shares of Common Stock. Sales of substantial amounts of shares of Common Stock in the public market after the Offering, or the perception that such sales could occur, may adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale."


MARKETABILITY OF COMMON STOCK

     The Underwriters have advised the Company that they intend to make a market in the Common Stock following consummation of the Offering. To date, however, there has been a limited market for the Common Stock, and there can be no assurance that, upon consummation of the Offering, an active market will develop or be sustained. The trading price of the Common Stock could be subject to significant fluctuations in response to quarterly fluctuations in the Company's actual or anticipated results of operations, changes in general market conditions and other factors. See "Price Range of Common Stock."


QUOTATION ON NASDAQ NATIONAL MARKET



     The Common Stock has been approved for quotation on the Nasdaq National Market, subject to notice of issuance. The Company believes that, upon consummation of the Offering, the Company will satisfy the requirements for its Common Stock to be quoted on the Nasdaq National Market. There can be no assurance, however, that, upon approval, the listing will be maintained. If the Company fails to comply with the maintenance criteria, the Common Stock may be delisted from quotation or trading on such system and will be traded over the counter. The effects of delisting include the limiting of public release of the market prices of the Company's securities and coverage of the Company. Also, delisting may restrict investors' interest in the Common Stock, materially adversely affect the trading market and price of the Common Stock and the Company's ability to issue additional securities or to secure additional financing.

LEGISLATIVE AND REGULATORY CONSIDERATIONS


     Congress has been considering legislation in various forms which could require a federally chartered savings bank, such as TeleBank, to convert its charter to a national or state bank charter. If legislation is adopted that requires TeleBank to convert its charter, TeleBanc Financial would become a bank holding company subject to additional regulation, including restrictions on its activities and the imposition of regulatory capital requirements. In the absence of appropriate "grandfather" provisions, such legislation could have an adverse effect on TeleBank and the Company. The Company is unable to predict whether, and in what form, any such legislation is likely to be passed and the affect such legislation might have on the Company or TeleBank. See
"Business -- Government Regulation -- Thrift Charter Legislation."


GOVERNMENT REGULATION

     The Company is subject to federal regulatory oversight by the OTS as a savings and loan holding company. TeleBank is subject to extensive regulation by the OTS as its primary federal regulator and also by the FDIC and the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board"). Future legislation or regulations may be adopted which could have an adverse effect on the Company or TeleBank. In addition, TeleBank's non-traditional operating plan may subject it to increased regulatory scrutiny.


     TeleBank is subject to minimum capital and leverage requirements prescribed by federal statute and OTS regulations. At March 31, 1998, TeleBank's regulatory tangible, core, tier 1 and total capital ratios were 5.5%, 5.5%, 11.0% and 11.6%, respectively. TeleBank's capital ratios exceeded the requirements under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") as well as the standards established for "well capitalized" institutions under the prompt corrective action regulations issued pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). If TeleBank were to fail to meet its regulatory capital requirements it would be subject to additional restrictions and would be required by statute to file a capital restoration plan with the OTS setting forth, among other things, the steps TeleBank would take to become "adequately capitalized." The OTS could choose not to accept the plan unless the Company guaranteed TeleBank's compliance with the plan in writing. Finally, if TeleBank were to become "critically undercapitalized" (which is defined to include institutions that still have a positive net worth) it would be subject to the appointment of a receiver or conservator.



     TeleBank's ability to maintain or increase its capital levels in future periods will be subject, among other things, to general economic conditions, the Company's ability to raise new capital and the Company's ability and willingness to make additional capital contributions to TeleBank. As a result, although TeleBank's regulatory capital ratios at March 31, 1998 met the ratios established for "well capitalized" institutions, there can be no assurance that TeleBank will be able to maintain capital levels that meet the standards for classification as "well capitalized" under the prompt corrective action standards. See "Business -- Government Regulation -- Thrift Charter Legislation."


RESTRICTIONS ON ABILITY TO PAY DIVIDENDS; PAYMENT OF FIXED OBLIGATIONS


     The Company has never paid cash dividends on its Common Stock. The Company currently does not intend to contribute all of the net proceeds from the Offering to TeleBank, but to retain such funds for business purposes. The Company does not intend to pay cash dividends on its Common Stock for the foreseeable future. Further, the ability of the Company to pay dividends to its stockholders is derived primarily from, and dependent upon, TeleBank's ability to pay dividends to the Company. In general, TeleBank historically has paid dividends to the Company only to the extent that funds are needed to cover operating expenses, to service the debt of the Company, to pay dividends to preferred stockholders, if any. TeleBank is subject to substantial regulatory restrictions on its ability to pay dividends on its common stock. In addition, the Company is subject to a number of contractual agreements that restrict its ability to pay dividends on the Common Stock.


     The Company relies on cash dividends from TeleBank to make payments on certain obligations, including payments of interest on its debt. Additionally, OTS regulations prohibit thrift institutions, such as TeleBank, from making "capital distributions" (defined to include a cash distribution or a stock redemption, but to exclude dividends in the form of additional capital stock) unless the institution is at least "adequately capitalized." Currently, an institution is considered "adequately capitalized" for this purpose if it has a core capital ratio of at least 4.0%, a tier 1 capital ratio of at least 4.0%, and a total capital ratio of at least 8.0%. At March 31, 1998, TeleBank's tangible, core capital, tier 1 and total capital ratios of 5.5%, 5.5%, 11.0% and 11.6%, respectively, met the ratios established for "well capitalized" institutions and, thus, exceeded the ratios established for "adequately capitalized" institutions.



     Under current OTS capital distribution regulations, as long as TeleBank meets the OTS capital requirements before and after the payment of dividends, it may pay dividends without prior OTS approval equal to the higher of (i) 100% of net income to date over the calendar year and 50% of surplus capital existing at the beginning of the calendar year or (ii) 75% of its net income over the most recent four-quarter period. The OTS could require prior approval if it were to determine that TeleBank was "in need of more than normal supervision." In addition, the OTS retains general discretion to prohibit any otherwise permitted capital distribution on general safety and soundness grounds, and must be given 30 days' advance notice of all capital distributions, during which time it may object to any proposed distribution. As of March 31, 1998, approximately $11.0 million were available for payment of dividends by TeleBank to the Company under applicable restrictions without regulatory approval. There can be no assurance that such amounts can or will be paid as dividends. Also, TeleBanc Financial has an aggregate annual interest payment obligation of $4.4 million on its 9.5% Senior Subordinated Debentures (the "1997 Subordinated Debentures") issued in February 1997, 11.5% Subordinated Debentures (the "1994 Subordinated Debentures" and, with the 1997 Subordinated Debentures, the "Subordinated Debentures") issued in the second quarter of 1994, and TCT I Junior Subordinated Debentures. In addition, under the terms of the indentures for the 1994 Subordinated Debentures and the TCT I Junior Subordinated Debentures, the Company presently is required to maintain, on an unconsolidated basis, liquid assets in an amount equal to or greater than $3.3 million. Any restrictions on TeleBank's payment of dividends could adversely affect the Company's ability to make payments on the debt, which could adversely affect the Company's stockholders. See "Dividend Policy," "Business -- Government Regulation -- Sources of Funds for Cash Dividends" "Description of Securities -- Subordinated Debt" and Note 12 to Consolidated Financial Statements.


YEAR 2000 COMPLIANCE


     Significant uncertainty exists in the software industry concerning the potential effects associated with "Year 2000" issues. In 1997, the Company initiated a review and assessment of its hardware and software to confirm that it will function properly in processing dates pertaining to the Year 2000. The Company's core processing software vendor and the majority of its other vendors have represented to the Company that their hardware and software are Year 2000 compliant. The Company intends to arrange for independent testing of its hardware and software for compliance to be substantially completed before 1999. There can be no assurance that the Company's software contains all necessary date code changes. In addition, the Company outsources to third party service providers many administrative functions associated with the financial services that it provides to customers. Compliance with Year 2000 requirements may disrupt the ability of the Company to conduct its business or otherwise service its customers. Management does not currently expect that the costs related to Year 2000 requirements will be material to the Company's financial condition or results of operation. However, the Company's ability to predict the costs associated with Year 2000 compliance is subject to some uncertainties, and the Company may incur additional unexpected expenditures in connection with Year 2000 compliance, which could be material. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CERTAIN ANTITAKEOVER PROVISIONS AND REGULATORY RESTRICTIONS



     TeleBanc Financial is subject to certain antitakeover provisions of the General Corporation Law of the State of Delaware (the "DGCL") which could discourage, delay or prevent a change in control of the Company. In addition, the Company's Certificate of Incorporation and Bylaws contain certain provisions that could delay, discourage or prevent an attempted acquisition or change of control of the Company. These provisions include: (i) a staggered Board of Directors; (ii) certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at an annual meeting of stockholders; (iii) requirements for special meetings of stockholders of the Company to be called by stockholders only upon the written request of holders of at least a majority of the outstanding shares of capital stock entitled to vote at any such meeting; (iv) the authorization of preferred stock; (v) required approval for acquisitions of control; (vi) limitations on control share acquisitions; and (vii) required two-thirds vote on amendments of the Certificate of Incorporation and Bylaws. See "Description of Securities."



     Under the Home Owners' Loan Act of 1933 and the OTS regulations relating to the acquisition of control of savings associations, an individual or company, alone or "acting in concert with others," that seeks to acquire more than 25% of the Common Stock (or more than 10% of the Common Stock coupled with certain "control factors") would be required to obtain prior approval of the OTS (or rebut the presumption of control in the case of less than 25% shareholdings). Any company that acquires control (as broadly defined in OTS regulations) of the Company would become a "savings and loan holding company" subject to supervision, regulation and examination by the OTS.

                                USE OF PROCEEDS


     The net proceeds to TeleBanc Financial from the sale of the 4,100,000 shares of Common Stock offered hereby (4,715,000 if the Underwriters' over-allotment option is exercised in full) are estimated to be $50.9 million ($58.6 million if the Underwriters' over-allotment option is exercised in full), assuming a price to the public of $13.50 per share (the mid-point of the price range set forth on the cover of this Prospectus), and after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company. TeleBanc Financial currently does not intend to contribute all of the net proceeds from the Offering to TeleBank. The Company intends to use the proceeds of the Offering to fund the continued growth of the Company, including its national direct marketing initiatives, and for working capital and general corporate purposes.



     Simultaneously with the Offering, TCT II, a newly formed Delaware business trust the beneficial ownership interests of which are owned by the Company, is offering $25.0 million of BLUS(SM), the net proceeds of which will be invested
in        % Junior Subordinated Deferrable Interest Debentures, Series A (the
"TCT II Junior Subordinated Debentures") to be issued by TeleBanc Financial. The
net proceeds from the BLUS(SM) Offering, estimated to be $          million
after deducting the underwriters' compensation and other expenses of the BLUS(SM) Offering payable by TeleBanc Financial, will be used for working capital and general corporate purposes. The Common Stock and the BLUS(SM) are being sold in separate offerings, and the Company intends to complete the Offering regardless of whether the BLUS(SM) Offering is consummated.



                                    DILUTION



     The pro forma net tangible book value of the Company at March 31, 1998 was approximately $44.8 million, or $6.40 per share of Common Stock. Net tangible book value per common share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities and trust preferred securities, divided by the total number of shares of Common Stock outstanding. After giving effect to the net proceeds from the Offering and assuming the price to the public is $13.50 per share of Common Stock (the mid-point of the range set forth on the cover of this Prospectus), the pro forma net tangible book value of the Company as of March 31, 1998 would have been $95.7 million, or $8.62 per share of Common Stock. This represents an immediate dilution in pro forma net tangible book value of $4.88 per share to the purchasers of Common Stock in the Offering. The following table illustrates this per share dilution:



Assumed public Offering price per share.....................           $13.50
  Pro forma net tangible book value per share at March 31,
     1998...................................................  $ 6.40
  Increase attributable to new investors in the Offering....    2.22
                                                              ------
Pro forma net tangible book value per share after the
  Offering..................................................             8.62
                                                                       ------
Dilution per share to new investors.........................           $ 4.88
                                                                       ======


---------------


     The foregoing table (i) includes 2,399,486 shares of Common Stock to be issued upon the conversion (the "Preferred Stock Conversion") of 18,850 outstanding shares of Series A Voting Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), 4,050 outstanding shares of Series B Nonvoting Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), and 7,000 shares of Series C Nonvoting Convertible Preferred Stock, par value $.01 per share (the "Series C Preferred Stock" and, collectively with the Series A Preferred Stock and the Series B Preferred Stock, the "Preferred Stock") and 119,974 shares of Common Stock to be issued as a dividend on the Preferred Stock immediately prior to completion of the Offering; and (ii) does not include an aggregate of 1,645,196 shares and 1,086,176 shares issuable at March 31, 1998 upon exercise of outstanding stock options and warrants, respectively. In addition, the pro forma net tangible book value per share does not include adjustments for the DFC Acquisition. See "Management" and "Description of Securities."

                        DETERMINATION OF OFFERING PRICE


     The public offering price per share of Common Stock to be sold in the Offering is estimated to be in the range of $12.50 to $14.50. The actual price per share of Common Stock sold in the Offering will be determined by negotiations between TeleBanc Financial and the Underwriters of the Offering. See "Underwriting." It is currently expected, however, that the price per share at which shares of Common Stock are offered and sold in the Offering will be above the current price per share at which the Common Stock is trading in the over-the-counter market. The Company and the Underwriters do not believe that the current trading price reflects the fair value of the Common Stock as a result of the relatively small amount of Common Stock that has been available to trade in the public market prior to the Offering.



     At June 18, 1998, the last reported sale price of the Common Stock in the over-the-counter market was 10.125 per share. As of that same date, the Company had outstanding 4,494,988 shares of Common Stock, of which 1,949,652 shares of Common Stock (43.4%) were held by the Company's executive officers, directors and the ESOP in the aggregate (without giving effect to 2,399,486 shares of Common Stock to be issued upon the Preferred Stock Conversion and 119,974 shares of Common Stock to be issued as a dividend on the Preferred Stock immediately prior to completion of the Offering).


                          PRICE RANGE OF COMMON STOCK


     Subject to completion of the Offering, the Company has applied to have the Common Stock listed on the Nasdaq National Market under the symbol TBFC. Currently, the Common Stock is traded in the over-the-counter market under the symbol TBFC.



     The following table sets forth, for the periods indicated, the range of high and low sales price information per share of Common Stock, as reported on the over-the-counter market:



PERIOD                                                                 HIGH(1)   LOW(1)
------                                                                 -------   ------
1995
  First Quarter......................................................  $ 2.875   $2.688
  Second Quarter.....................................................    3.000    2.500
  Third Quarter......................................................    3.313    2.813
  Fourth Quarter.....................................................    3.875    3.250
1996
  First Quarter......................................................  $ 4.000   $3.875
  Second Quarter.....................................................    4.875    4.000
  Third Quarter......................................................    5.000    4.438
  Fourth Quarter.....................................................    6.625    4.875
1997
  First Quarter......................................................  $ 8.500   $6.000
  Second Quarter.....................................................    8.750    6.250
  Third Quarter......................................................    9.500    7.875
  Fourth Quarter.....................................................    9.375    8.750
1998
  First Quarter......................................................  $10.625   $8.875
  Second Quarter (through June 18, 1998).............................   10.313    9.875


---------------

(1) The high and low sales price information per share of Common Stock has been adjusted to reflect a 100% stock dividend paid on June 22, 1998 to holders of record of the Common Stock as of June 11, 1998.



     As of June 4, 1998, the Company had approximately 230 holders of record of Common Stock.


                                DIVIDEND POLICY


     TeleBanc Financial has never paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to fund the development and growth of its business. See "Description of Securities."

                                 CAPITALIZATION


     The following table sets forth the unaudited consolidated capitalization of the Company at March 31, 1998 (i) on an actual basis, (ii) on a pro forma basis to reflect the consummation of (a) its acquisition of substantially all of the assets and assumption of substantially all of the liabilities of MET Holdings, Inc. ("MET Holdings") in exchange for the issuance of 2,876,162 shares of Common Stock (the "MET Holdings Transaction") which was completed on April 30, 1998,
(b) the DFC Acquisition, (c) the issuance of 2,399,486 shares of Common Stock upon the Preferred Stock Conversion, and (d) the issuance of 119,974 shares of Common Stock as a dividend on the Preferred Stock immediately prior to completion of the Offering, and (iii) on a pro forma, as adjusted basis to give effect to (a) the sale of Common Stock in the Offering and the investment of the net proceeds therefrom, and (b) the BLUS(SM) Offering and the investment of the net proceeds therefrom in the TCT II Junior Subordinated Debentures. See "Use of Proceeds," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The information set forth in the table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.



                                                                        MARCH 31, 1998
                                                           ----------------------------------------
                                                                                        PRO FORMA,
                                                            ACTUAL      PRO FORMA      AS ADJUSTED
                                                           --------   --------------   ------------
                                                                         (UNAUDITED)
                                                                        (IN THOUSANDS)
Subordinated debt, net...................................  $ 29,672      $29,672         $ 29,672
Trust preferred securities (1)...........................     9,526        9,526           33,506
Stockholders' equity (2):
Preferred Stock, $.01 par value, 500,000 shares
  authorized:
  Series A Voting Convertible Preferred Stock, 18,850
     issued and outstanding actual and pro forma, no
     shares issued and outstanding pro forma, as
     adjusted............................................     9,634           --               --
  Series B Nonvoting Convertible Preferred Stock, 4,050
     issued and outstanding actual and pro forma, no
     shares issued and outstanding, pro forma, as
     adjusted............................................     2,070           --               --
  Series C Nonvoting Convertible Preferred Stock, 7,000
     issued and outstanding actual and pro forma, no
     shares issued and outstanding, pro forma, as
     adjusted............................................     3,577           --               --
Common Stock, $.01 par value, 29,500,000 shares
  authorized, 7,014,448 shares issued and outstanding
  actual and pro forma; 11,114,448 shares issued and
  outstanding, pro forma, as adjusted....................        22           48               88
Additional paid-in capital...............................    16,387       33,362           84,172
Retained earnings........................................    11,850       10,230           10,230
  Net unrealized gain on securities available for sale,
     net of tax..........................................     3,000        3,000            3,000
     Total stockholders' equity (3)......................    46,540       46,640           97,490
                                                           --------      -------         --------
          Total capitalization...........................  $ 85,738      $85,838         $160,668
                                                           ========      =======         ========


---------------


(1) Consists of 10,000 shares of Company-Obligated Mandatorily Redeemable Capital Securities of TCT I. See Note 12 to Consolidated Financial Statements. The Common Stock and the BLUS(SM) are being sold in separate offerings, and the Company intends to complete the Offering regardless of whether the BLUS(SM) Offering is consummated.



(2) Does not include 1,086,176 shares of Common Stock issuable upon the exercise of outstanding warrants or 1,645,196 shares of Common Stock reserved for issuance upon exercise of outstanding options granted to directors, executive officers and key employees under the Company's 1994 Stock Option Plan and 1997 Stock Option Plan. See "Management -- Stock Option Plans" and "Description of Securities."



(3) If the over-allotment option granted to the Underwriters is exercised in full, total stockholders' equity, pro forma, as adjusted, at March 31, 1998 would be $105.8 million.

             SELECTED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF
                FINANCIAL CONDITION AND STATEMENT OF OPERATIONS


    The unaudited Pro Forma Condensed Consolidated Statement of Financial Condition and Statement of Operations are presented to give pro forma effect to
(i) the MET Holdings Transaction and (ii) the DFC Acquisition. The DFC Acquisition is expected to be completed in the summer of 1998, subject to certain conditions, including receipt of regulatory approval. The pro forma financial information has been prepared using the historical Consolidated Financial Statements of the Company. The Pro Forma Condensed Consolidated Statement of Financial Condition gives effect to the transactions described above as if they had occurred as of March 31, 1998. The Pro Forma Condensed Consolidated Statement of Operations gives pro forma effect to the above transactions as if they had occurred on January 1, 1997 for the year ended December 31, 1997, and on January 1, 1998 for the three months ended March 31, 1998.



    The pro forma consolidated financial data of the Company have been derived from and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the financial position that would have occurred had the transactions described above been effected on the dates assumed nor is the pro forma financial information intended to be indicative of the Company's future financial position or results of operations.


                                                       YEAR ENDED DECEMBER 31, 1997
                                          -------------------------------------------------------
                                                       MET HOLDINGS
                                                          AND DFC
                                           COMPANY       COMBINED       PRO FORMA
                                          HISTORICAL   HISTORICAL(a)   ADJUSTMENT      PRO FORMA
                                          ----------   -------------   -----------    -----------
                                                        (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
                                                 (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Interest income.........................   $59,301        $23,308         $  --         $82,609
Interest expense........................    46,063         18,431            --          64,494
                                           -------        -------         -----         -------
    Net interest income.................    13,238          4,877            --          18,115
Provision for loan losses...............       921            456            --           1,377
Non-interest income.....................     4,093          3,155            --           7,248
Non-interest expense:
    Selling, general and administrative
      expenses..........................     9,042          4,212            --          13,254
    Other non-interest expense..........     1,100             --           510(b)        1,610
                                           -------        -------         -----         -------
Income before income tax, minority
  interest and preferred dividend.......     6,268          3,364          (510)          9,122
Income tax expense......................     1,657            471            --           2,128
Minority interest.......................       394             --            --             394
                                           -------        -------         -----         -------
Net income from continuing operations
  before nonrecurring charges directly
  attributable to the transaction and
  preferred dividend....................   $ 4,217        $ 2,893         $(510)        $ 6,600
                                           =======        =======         =====         =======
Preferred dividend......................       546            180            --             726
Net income available to common
  stockholders..........................   $ 3,671        $ 2,713         $(510)        $ 5,874
                                           =======        =======         =====         =======
Earnings per share:
    Basic...............................   $  0.84                                      $  1.34
    Diluted.............................   $  0.57                                      $  0.89

                                                     THREE MONTHS ENDED MARCH 31, 1998
                                          --------------------------------------------------------
                                                        MET HOLDINGS
                                                           AND DFC
                                            COMPANY       COMBINED       PRO FORMA
                                          HISTORICAL    HISTORICAL(a)   ADJUSTMENT      PRO FORMA
                                          -----------   -------------   -----------    -----------
                                          (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
                                                 (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Interest income.........................    $18,071        $5,528          $  --         $23,599
Interest expense........................     14,477         4,568             --          19,045
                                            -------        ------          -----         -------
    Net interest income.................      3,594           960             --           4,554
Provision for loan losses...............        250           130             --             380
Non-interest income.....................      1,947           228             --           2,175
Non-interest expense:
    Selling, general and administrative
      expenses..........................      3,889           880             --           4,769
    Other non-interest expense..........        315            --            128(b)          443
                                            -------        ------          -----         -------
Income before income tax, minority
  interest and preferred dividend.......      1,087           178           (128)          1,137
Income tax expense......................        475            13             --             488
Minority interest.......................        176            --             --             176
                                            -------        ------          -----         -------
Net income from continuing operations
  before nonrecurring charges directly
  attributable to the transaction and
  preferred dividend....................    $   436        $  165          $(128)        $   473
                                            =======        ======          =====         =======
Preferred dividend......................        162            --             --             162
Net income available to common
  stockholders..........................    $   274        $  165          $(128)        $   311
                                            =======        ======          =====         =======
Earnings per share:
    Basic...............................    $  0.06                                      $  0.07
    Diluted.............................    $  0.05(c)                                   $  0.05

                                                                                 AS OF MARCH 31, 1998
                                                              -----------------------------------------------------------
                                                                            MET HOLDINGS
                                                                               AND DFC
                                                                COMPANY       COMBINED       PRO FORMA
                                                              HISTORICAL    HISTORICAL(d)    ADJUSTMENT        PRO FORMA
                                                              -----------   -------------   ------------      -----------
                                                              (UNAUDITED)    (UNAUDITED)    (UNAUDITED)       (UNAUDITED)
STATEMENT OF FINANCIAL CONDITION DATA:
Assets:
    Cash and cash equivalents...............................  $   31,559      $  6,471        $ (8,566)(e)    $   29,464
    Loans receivable, net...................................     557,057       182,079              --           739,136
    Mortgage-backed securities..............................     260,152        25,524              --           285,676
    Investment securities...................................     123,963        33,914           3,600(f)        161,477
    Other assets............................................      75,422        94,154         (11,482)(g)       158,094
                                                              ----------      --------        --------        ----------
    Total assets............................................  $1,048,153      $342,142        $(16,448)       $1,373,847
                                                              ==========      ========        ========        ==========
Liabilities:
    Retail deposits.........................................  $  560,554      $288,731        $     --        $  849,285
    Brokered callable certificates of deposit...............      42,286            --              --            42,286
    Advances from the FHLB..................................     190,000        10,500              --           200,500
    Reverse repurchase agreements and other borrowings......     153,970         2,495          19,000(h)        175,465
    Other liabilities.......................................      45,277         8,925          (4,057)(i)        50,145
                                                              ----------      --------        --------        ----------
    Total liabilities.......................................     992,087       310,651          14,943         1,317,681
Trust preferred securities(k)...............................       9,526            --              --             9,526
Total stockholders' equity..................................      46,540        31,491         (31,391)(j)        46,640
                                                              ----------      --------        --------        ----------
    Total liabilities and stockholders' equity..............  $1,048,153      $342,142        $(16,448)       $1,373,847
                                                              ==========      ========        ========        ==========


---------------

(a) Reflects the combined statement of operations of MET Holdings and DFC for the year ended December 31, 1997 and the three months ended March 31, 1998.


(b) Reflects the amortization of goodwill for the year ended December 31, 1997 and the three months ended March 31, 1998 ($510 and $128, respectively) recognized in conjunction with the DFC Acquisition.


(c) The impact of the convertible Preferred Stock is antidilutive for the three months ended March 31, 1998. The Preferred Stock will convert to Common Stock in the Preferred Stock Conversion. See "Capitalization." Basic earnings per share in future periods will be reduced as a result of the issuance of 2,399,486 shares of Common Stock in the Preferred Stock Conversion and 119,974 shares of Common Stock issuable as a dividend on the Preferred Stock immediately prior to the consummation of the Offering.


(d) Reflects the combined statements of financial condition of MET Holdings and DFC as of March 31, 1998.


(e) Reflects the cash amount paid by TeleBanc Financial to acquire DFC ($21,400), plus the amount paid for expenses related to the MET Holdings Transaction and the elimination of intercompany deposits ($1,109), and the amount used to payoff the outstanding subordinated debentures of DFC ($5,057), net of the proceeds received through borrowings ($19,000).


(f) Reflects the mark-to-market adjustment recognized in conjunction with the acquisition of AFS Investment Securities, a wholly owned subsidiary of DFC which will be acquired by the Company in the DFC Acquisition ($3,600).


(g) Reflects the elimination of MET Holdings' equity interest in TeleBanc Financial ($19,169), net of a mark-to-market adjustment for MET Holdings' equity investment in an unrelated entity ($31). These adjustments also include goodwill to be recognized in conjunction with the DFC Acquisition ($7,656).


(h) Reflects additional reverse repurchase agreements entered into in connection with the DFC Acquisition ($19,000).


(i) Reflects the payoff of outstanding subordinated debentures of DFC ($5,057) in connection with the DFC Acquisition, net of additional liabilities incurred in connection with the DFC Acquisition.


(j) Reflects (i) the acquisition by the Company of DFC's assets and liabilities, and the assets (including 2,866,162 shares of Common Stock owned by MET Holdings) and liabilities of MET Holdings, and (ii) the issuance of 2,876,162 shares of Common Stock to MET Holdings. The DFC Acquisition and the MET Holdings Transaction are accounted for as a purchase in which the assets and liabilities of DFC and MET Holdings will be recorded at fair value on the Consolidated Financial Statements of the Company.


(k) Consists of 10,000 shares of Company-Obligated Mandatorily Redeemable Capital Securities of a subsidiary trust, TCT I. See "Description of Securities" and Note 12 to Consolidated Financial Statements.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


    The following table presents selected statement of operations data and statement of financial condition data of the Company on a consolidated basis for each of the five years in the period ended December 31, 1997, and for the three months ended March 31, 1997 and 1998. The selected historical consolidated financial data presented below for each of the years in the period ended December 31, 1997, are derived from the audited Consolidated Financial Statements of the Company. Such data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus. The selected unaudited consolidated financial data for the three months ended March 31, 1998, presented below are based on the unaudited Consolidated Financial Statements of the Company for the period ended and as of March 31, 1998, which are included elsewhere in this Prospectus.


                                                                                                             THREE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                          MARCH 31,
                                                ---------------------------------------------------------   ---------------------
                                                  1993        1994        1995        1996        1997        1997        1998
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Interest income...............................  $  16,667   $  22,208   $  40,511   $  45,800   $  59,301   $  12,837   $  18,071
Interest expense..............................     11,828      17,513      31,946      34,815      46,063       9,878      14,477
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Net interest income.......................      4,839       4,695       8,565      10,985      13,238       2,959       3,594
Provision for loan losses.....................        211         492       1,722         919         921         243         250
Non-interest income...........................      1,157         175       3,777       2,756       4,093         618       1,947
Non-interest expenses:
    Selling, general and administrative
      expenses................................      2,997       3,503       5,561       8,375       9,042       1,897       3,889
    Other non-interest expenses...............        739         153         679         700       1,100         208         315
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income before income tax, cumulative effect of
  change in accounting principle and minority
  interest....................................      2,049         722       4,380       3,747       6,268       1,229       1,087
Income tax expense............................        842         182       1,660       1,195       1,657         355         475
Cumulative effect of change in accounting
  principle...................................        170          --          --          --          --          --          --
Minority interest.............................         --          --          --          --         394          --         176
Preferred stock dividend......................         --          --          --          --         546          60         162
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income available to common stockholders...  $   1,377   $     540   $   2,720   $   2,552   $   3,671   $     814   $     274
                                                =========   =========   =========   =========   =========   =========   =========
Earnings per share:
    Basic.....................................  $    0.53   $    0.16   $    0.66   $    0.62   $    0.84   $    0.19   $    0.06
    Diluted...................................  $    0.53   $    0.16   $    0.66   $    0.58   $    0.57   $    0.15   $    0.05
Weighted average shares:
    Basic.....................................      2,599       3,498       4,099       4,099       4,383       4,212       4,468
    Diluted...................................      2,599       3,498       4,104       4,406       7,411       5,790       5,757


                                                                     AS OF DECEMBER 31,                          AS OF
                                                  ---------------------------------------------------------    MARCH 31,
                                                    1993       1994       1995       1996           1997         1998
                                                  --------   --------   --------   --------      ----------   -----------
                                                                   (DOLLARS IN THOUSANDS)                     (UNAUDITED)
STATEMENT OF FINANCIAL CONDITION DATA:
Total assets....................................  $220,301   $427,292   $553,943   $647,965      $1,100,352   $1,048,153
Loans receivable, net...........................   100,859    154,742    248,492    351,821         540,704      557,057
Mortgage-backed securities (1)..................    80,782    236,464    234,385    184,743         319,203      260,152
Investment securities (1).......................    18,110     12,444     40,058     78,826          91,237      123,963
Retail savings and certificates of deposit......   113,132    212,411    306,500    390,486         522,221      560,554
Advances from the FHLB..........................    61,000     96,000    105,500    144,800         200,000      190,000
Securities sold under agreements to
  repurchase....................................    29,642     79,613     93,905     57,581         279,909      153,970
Trust preferred securities (2)..................        --         --         --         --           9,572        9,526
Total stockholders' equity......................    12,378     17,028     21,565     24,658          45,824       46,540
OTHER FINANCIAL AND OPERATING DATA:
Return on average total assets..................      0.61%      0.17%      0.53%      0.61%(3)        0.45%        0.11%
Return on average stockholders' equity..........     11.79%      3.17%     14.10%     16.50%(3)        9.17%        2.58%
SG&A expenses to total assets...................      1.36%      0.82%      1.00%      1.03%(3)        0.82%        1.48%
Number of deposit accounts......................     2,932      8,564     12,919     16,506          21,817       22,916
CAPITAL RATIOS OF TELEBANK:
Core............................................      5.39%      6.27%      5.31%      5.08%           5.06%        5.48%
Tangible........................................      5.38       6.35       5.36       5.07            5.06         5.48
Total capital...................................     14.75      15.96      11.74      10.41           11.91        11.60


---------------

(1) Includes available-for-sale, held-to-maturity, held-for-sale, and trading.



(2) Consists of 10,000 shares of Company-Obligated Mandatorily Redeemable Capital Securities of TCT I. TCT I is a business trust formed for the purpose of issuing capital securities and investing the proceeds in the TCT I Junior Subordinated Debentures issued by the Company. See "Description of Securities" and Note 12 to Consolidated Financial Statements.



(3) Excludes one-time pre-tax charge of $1.7 million ($1.1 million after tax) to recapitalize the Savings Association Insurance Fund ("SAIF"). Giving effect to the charge, return on average total assets, return on average stockholders' equity, and selling, general and administrative expenses to total assets for 1996 were 0.42%, 11.4% and 1.29%, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     The Company utilizes a branchless banking strategy through which it offers financial products and services to customers nationwide using alternative delivery platforms, including the telephone, the Internet, ATMs, facsimile and mail. Prior to its acquisition by members of present management in 1989, the Company operated as a traditional community savings bank. In 1989, management changed the Company's growth strategy using direct marketing to offer, through electronic delivery channels, high value financial products and services, which generally offer higher interest rates or lower fees than those offered by traditional financial institutions.



     The Company primarily generates revenue in the form of net interest income and, to a lesser degree, non-interest income which includes fees and commissions for services and gains on the sale of assets. Net interest income is the "spread" or difference between the rates of interest earned on loans and other interest-earning assets, and the rates of interest paid on deposits and borrowed funds. Fluctuations in interest rates as well as volume and composition changes in interest-earning assets and interest-bearing liabilities may materially affect net interest income.



     The Company's asset acquisition strategy is to purchase pools of mortgages secured by one-to-four family residences and mortgage-related securities. The Company does not currently originate loans. The Company believes that by purchasing a seasoned and geographically diverse loan portfolio, it reduces expenses related to loan origination, and is able to actively manage credit quality risk.


     TeleBank manages its interest rate risk by analyzing the maturities and repricing of its deposits and other sources of funding, and seeking to match the maturities of these instruments with the maturities of the assets in its loan portfolio. In an effort to manage interest rate exposure, TeleBank uses various hedging techniques such as interest rate swaps, caps, swaptions, floors, collars and financial options. TeleBank actively monitors its interest rate sensitivity in a variety of interest rate environments.


     The Company plans to build the "TeleBank" franchise identity based on its high value savings and investment and other financial products, superior customer service and anywhere, anytime convenience. The Company believes that associating its brand name with its services and delivery channels will enable it to capture the growing market of customers who are increasingly relying on alternative channels for the delivery of their financial services. In pursuing this strategy, the Company plans to increase significantly its marketing expenditures for the foreseeable future to implement a targeted, national advertising campaign and marketing initiative.


DFC ACQUISITION


     Consistent with its operating strategy, the Company has signed an agreement to acquire DFC, a thrift holding company and its federally chartered savings bank subsidiary, Premium Bank, in a transaction expected to be consummated in the summer of 1998, subject to regulatory approval. TeleBanc Financial is acquiring DFC because DFC has employed a direct marketing strategy similar to that of the Company, and thus presents the opportunity for the Company to acquire the deposits and customers of a financial institution without acquiring significant infrastructure. DFC currently operates from a single branch in New Jersey located approximately 30 miles outside of Philadelphia, Pennsylvania, and its customer and deposit base is concentrated in the mid-Atlantic region of the United States. The Company does not intend to retain any significant portion of DFC's employees and intends to close DFC's single branch location. DFC also originates residential mortgage loans, although the Company intends to discontinue mortgage loan origination upon its acquisition of DFC. DFC also offers credit cards to its customers through a relationship with First Data Resources and Card Management Services. During 1998, in reliance upon DFC's existing credit card relationships, the Company also intends to offer its customers a co-branded credit card.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997.


     Total interest income increased by $5.3 million to $18.1 million for the three months ended March 31, 1998 from $12.8 million for the three months ended March 31, 1997, an increase of 41.4%. Total interest expense increased $4.6 million to $14.5 million for the three months ended March 31, 1998 from $9.9 million for the three months ended March 31, 1997, an increase of 46.6%. Non-interest income increased by $1.3 million to $1.9 million for the three months ended March 31, 1998 from $618,000 for the three months ended March 31, 1997, an increase of 215%, primarily as a result of increased income from the Company's loans held-for-sale portfolio, loan fees on the Company's loan portfolio, and sales of liquid securities. Non-interest expenses increased $2.1 million to $4.2 million for the three months ended March 31, 1998, compared to $2.1 million for the three months ended March 31, 1997, an increase of 99.7%, primarily attributable to marketing and operating expenses directly associated with TeleBank brand building and customer acquisition campaigns. Net income for the three months ended March 31, 1998 decreased $438,000 to $436,000, compared to $874,000 for the three months ended March 31, 1997, a decrease of 50%.


     With the anticipated consummation of the DFC Acquisition and a corresponding increase in assets of approximately $320 million, management maintained assets at relatively stable levels in the first quarter of 1998. As of March 31, 1998, assets totaled $1.0 billion, a $52.2 million decline, from the $1.1 billion level as of December 31, 1997. Cash and cash equivalents declined by $60.6 million to $31.6 million at March 31, 1998, from $92.2 million at December 31, 1997, a decrease of 65.7%. Trading securities, investment securities available for sale and mortgage-backed securities available for sale decreased by $5.4 million to $426.2 million at March 31, 1998 from $431.6 at December 31, 1997. Loans receivable, net increased $27.1 million to $418.7 million at March 31, 1998 from $391.6 million at December 31, 1997, an increase of 6.9%. Loans receivable held for sale decreased $10.7 million to $138.4 million at March 31, 1998 from $149.1 million at December 31, 1997. While the Company's corresponding liability levels also remained stable, deposits increased $38.3 million, or 7.3%, to $560.5 million at March 31, 1998 from $522.2 million at December 31, 1997 and retail customer accounts grew 4.6% from the prior quarter to approximately 22,000 at March 31, 1998. In the first quarter of 1998, the Company also sold brokered callable certificates of deposit, which totaled $42.3 million at March 31, 1998. FHLB advances and other borrowings declined by $133.5 million to $389.2 million at March 31, 1998 from $522.7 at December 31, 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996.

     Interest Income. Total interest income increased by $13.5 million to $59.3 million for the year ended December 31, 1997 from $45.8 million for the year ended December 31, 1996, an increase of 29.5%. This increase is due primarily to the $11.6 million increase in interest income on mortgages and other loans, an increase of 50.4% in 1997, principally due to a significant increase in the average loan balance during the period. Interest income on mortgage-backed and related securities decreased slightly to $17.6 million at December 31, 1997 from $18.0 million at December 31, 1996 largely as a result of a decline in the yield.


     Interest Expense. Total interest expense increased by $11.3 million to $46.1 million for the year ended December 31, 1997 from $34.8 million for the year ended December 31, 1996, an increase of 32.5%. The increase is attributable to both an increase in interest-bearing liabilities and a slight increase in the average interest rate paid.


     Loan Loss Provision. The provision for loan losses is the annual cost of providing an allowance for estimated losses in the loan portfolio, and reflects management's judgment as to the reserve necessary to absorb loan losses based upon the Company's assessment of a number of factors, including its delinquent loan trends and historical loss experience, current and anticipated economic conditions, the mix of loans in the Company's portfolio, and the Company's internal credit review process. The provision for loan losses remained substantially unchanged at $921,000 for the year ended December 31, 1997, compared to $919,000 for the year ended December 31, 1996, despite a significant increase in the loan portfolio primarily because the Company historically has experienced a low level of net charge-offs due in part to its focus on residential mortgage assets. The ratio of net charge-offs to net average loans outstanding during 1997 was 0.06%, compared to 0.10% during 1996. Total loan loss allowance as a percentage of total non-performing loans was 31.0% as of December 31, 1997, compared to 26.3% as of December 31, 1996.

     Non-interest Income. Total non-interest income increased by $1.3 million to $4.1 million for the year ended December 31, 1997, from $2.8 million for the year ended December 31, 1996, an increase of 46.4%. Non-interest income increased primarily because the Company recognized $1.2 million of non-interest income as gain on trading securities during 1997. In addition, the Company recognized an $864,000 decline in equity investment primarily attributable to the write-off of the equity investment by TeleBank in AGT Mortgage Services, LLC, which had provided loan servicing services for a fee and ceased operations in July 1997.


     Non-interest Expenses. Total non-interest expenses, principally selling, general and administrative expenses, increased $1.1 million to $10.1 million for the year ended December 31, 1997, from $9.1 million for the year ended December 31, 1996, an increase of 11.8%. Selling, general and administrative expenses increased $600,000 to $9.0 million during 1997 from $8.4 million during 1996, an increase of 7.1%, primarily as a result of a $1.2 million increase in compensation and employee benefits in 1997. During 1996, the Company incurred a one-time $1.7 million assessment to recapitalize the SAIF. See
"Business -- Government Regulation." Other general and administrative expenses increased $1.1 million, principally as a result of increased marketing expenses to support a growing deposit base and the building of brand identity.


     Other non-interest expenses increased $1.1 million to $4.1 million during the year December 31, 1997 from $3.0 million during the year ended December 31, 1996, an increase of 36.7%, primarily as a result of increased advertising expenses, increased office occupancy costs and an increased amortization of purchased mortgage servicing rights.

     Income Tax Expense. Income tax expense for the year ended December 31, 1997 was $1.7 million, compared with $1.2 million for the year ended December 31, 1996. The Company's effective tax rate for 1997 was 26.4%, compared to 31.9% for 1996. The effective tax rate decreased largely as a result of an increase during 1997 in interest earned on municipal bonds, which generally were tax-exempt.


     Net Income. Net income for the year ended December 31, 1997 increased $1.1 million to $3.7 million from $2.6 million for the year ended December 31, 1996, an increase of 42.3%. 1997 net income consisted primarily of $13.2 million in net interest income, $3.3 million in net gain on the sale of trading securities, principally loans held for sale, and mortgage-backed and investment securities, which was offset by $10.1 million in non-interest expenses, $921,000 in provision for loan losses, and $1.7 million in income tax expense. The Company's return on average assets and return on average equity for the year ended December 31, 1997 were 0.45% and 9.17%, respectively.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995.

     Interest Income. Total interest income increased by $5.3 million to $45.8 million for the year ended December 31, 1996 from $40.5 million for the year ended December 31, 1995, an increase of 13.1%. The increase is due primarily to a $5.4 million increase in interest income on mortgages and other loans, an increase of 30.5% in 1996, principally due to a $77.3 million increase in the average loan balance during the period. Interest income on mortgage-backed securities held-to-maturity and available-for-sale decreased to $18.0 million at December 31, 1996 from $20.2 million at December 31, 1995 largely as a result of a decline in average balances.


     Interest Expense. Total interest expense increased by $2.9 million to $34.8 million for the year ended December 31, 1996 from $31.9 million for the year ended December 31, 1995, an increase of 9.1%. The increase is attributable to an increase in interest-bearing liabilities, offset in part by a decline in interest cost.



     Loan Loss Provision. The provision for loan losses declined to $919,000 for the year ended December 31, 1996, compared to $1.7 million for the year ended December 31, 1995, despite a significant increase in the size of the loan portfolio, primarily because the Company experienced a low level of actual net charge-offs due in part to its focus on residential mortgage assets. The total loan loss allowance as of December 31, 1996 was $3.0 million from $2.3 million at December 31, 1995, which were 0.80% and 0.90% of total loans outstanding at such dates, respectively. Total loan loss allowance as a percentage of total non-performing loans was 26.3% as of December 31, 1996, compared to 43.4% as of December 31, 1995.


     Non-interest Income. Total non-interest income declined by $1.0 million to $2.8 million for the year ended December 31, 1996, from $3.8 million for the year ended December 31, 1995, a decrease of 26.3%. Fees, service charges and other income increased by $814,000 in 1996, in large part as a result of fees collected on $2.8 million in purchased mortgage servicing rights, and gain on loans held for sale increased by $642,000 in 1996, which were primarily offset by an $870,000 decrease in mortgage-backed securities available for sale, a $924,000 decrease in investment securities available for sale and a $628,000 decrease in trading account income.


     Non-interest Expenses. Total non-interest expenses increased $2.9 million to $9.1 million for the year ended December 31, 1996 from $6.2 million for the year ended December 31, 1995, an increase of 46.8%. Selling, general and administrative expenses increased $2.8 million to $8.4 million for the year ended December 31, 1996 from $5.6 million for the year ended December 31, 1995, an increase of 50%, primarily because of the $1.7 million one-time SAIF assessment incurred in 1996. See "Business -- Government Regulation." In addition, compensation and employee expenses increased by $660,000 as a result of adding employees and higher performance-based bonuses, the TeleBank federal deposit insurance premium increased by $483,000, and administrative expenses generally increased as a result of an increased deposit base.

     Other non-interest expenses increased slightly because of an increase in amortization of purchased mortgage servicing rights, offset by a decline in real estate owned expense.

     Income Tax Expense. Income tax expense for the year ended December 31, 1996 was $1.2 million, compared with $1.7 million for the year ended December 31, 1995. The Company's effective tax rate for the year ended December 31, 1996 was 31.9%, compared to 37.9% for the year ended December 31, 1995.


     Net Income. Net income for the year ended December 31, 1996 decreased $168,000 to $2.6 million from $2.7 million for the year ended December 31, 1995, a decrease of 6.2%. Net income for the year ended December 31, 1996 included the one-time $1.7 million SAIF assessment. Excluding the one-time assessment, 1996 net income would have been $3.6 million. Net income consisted primarily of $11.0 million in net interest income and $1.8 million in net gain on the sale of trading securities, principally loans held for sale and mortgage-backed and investment securities, which was offset by $9.1 million in non-interest expenses, $919,000 in provision for loan losses, and $1.2 million in income tax expense. The Company's return on average assets and return on average equity for the year ended December 31, 1996 were 0.61% and 16.50%, respectively. Earnings per share, on a fully diluted basis, were $0.58 for 1996.


QUARTERLY RESULTS


     The following table sets forth certain selected unaudited quarterly financial data of the Company for each of the eight quarters in the two-year period ended March 31, 1998. The consolidated financial data presented below have been prepared on a basis consistent with the Company's audited Consolidated Financial Statements included elsewhere in this Prospectus and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of such information. This information should be read in conjunction with the Company's audited Consolidated Financial Statements and the Notes thereto and the unaudited quarterly Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                 THREE MONTHS ENDED
                              -----------------------------------------------------------------------------------------
                              JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                                1996       1996        1996       1997        1997       1997        1997       1998
                              --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                                     (UNAUDITED)
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
  DATA:
Interest income.............  $11,364     $11,871    $11,433     $12,837    $15,275     $14,821    $16,368     $18,071
Interest expense............    8,449       9,034      8,975       9,878     11,865      11,548     12,772      14,477
                              -------     -------    -------     -------    -------     -------    -------     -------
    Net interest income.....    2,915       2,837      2,458       2,959      3,410       3,273      3,596       3,594
Provision for loan losses...      200         125        175         243        308         120        250         250
Non-interest income.........      291         540      1,320         607      1,244       1,084      1,158       1,947
SG&A........................    1,749       3,287      1,660       1,897      2,251       2,078      2,816       3,889
Other non-interest operating
  expenses..................       81         247         71         208        202         260        430         315
                              -------     -------    -------     -------    -------     -------    -------     -------
Income before income taxes
  and minority interest.....    1,176        (282)     1,872       1,218      1,893       1,899      1,258       1,087
Income tax expense..........      417        (220)       667         355        618         709        (25)        475
Minority interest in
  subsidiary................       --          --         --          --         67         285         42         176
                              -------     -------    -------     -------    -------     -------    -------     -------
Net income..................      759         (62)     1,205         863      1,208         905      1,241         436
Preferred stock dividends...       --          --         --          60        162         162        162         162
                              -------     -------    -------     -------    -------     -------    -------     -------
Net income available to
  common stockholders.......  $   759     $   (62)   $ 1,205     $   803    $ 1,046     $   743    $ 1,079     $   274
                              =======     =======    =======     =======    =======     =======    =======     =======
Basic earnings per share....  $  0.19     $ (0.02)   $  0.30     $  0.19    $  0.24     $  0.16    $  0.24     $  0.06
Diluted earnings per
  share.....................     0.18       (0.02)      0.26        0.15       0.16        0.11       0.16        0.05


     The Company's quarterly results of operations may be subject to significant fluctuations due to several factors, including interest rate fluctuations, economic factors, the level of marketing expenditures to implement the Company's growth strategy, the performance of the Company's loan portfolio and other interest-earning assets, retention and growth of deposits, and other factors. The Company anticipates that its operating expenses, principally marketing and compensation expenses, will increase significantly for the foreseeable future. If the Company's net interest income in any quarter does not increase correspondingly, the Company's results of operations for that quarter would be materially adversely affected. Accordingly, the Company does not believe that quarter-to-quarter comparisons of the results of operations are meaningful and the results of operations in any particular quarter should not be relied upon as necessarily indicative of future performance.

FINANCIAL CONDITION

     The Company's total assets increased by $452.0 million to $1.1 billion at December 31, 1997 from $648.0 million at December 31, 1996, an increase of 69.8%. The growth in total assets is primarily the result of a $188.9 million increase in loans receivable and a $134.5 million increase in mortgage-backed securities. The primary sources of funds for this growth in assets were deposits and borrowings.


     Loans receivable, net and loans receivable held for sale, increased $188.9 million to $540.7 million at December 31, 1997 from $351.8 million at December 31, 1996, an increase of 53.7%. The increase reflects whole loan purchases of $342.9 million, offset in part by $95.1 million of principal repayments and $60.7 million of loans sold in 1997. During 1996, the Company recorded whole loan purchases of $183.1 million, offset in part by $50.2 million of principal repayments and $27.1 million of loans sold. In mid-1996, as part of a change in its loan investment strategy, the Company reclassified certain loans as "loans held-for-sale." Loans held-for-sale generally are susceptible to sale after restructuring or credit enhancement and are recorded at the lower of cost or market.


     Mortgage-backed securities available-for-sale increased $134.5 million to $319.2 million at December 31, 1997 from $184.7 million at December 31, 1996, an increase of 72.8%. Investment securities available-for-sale increased $12.4 million to $91.2 million at December 31, 1997 from $78.8 million at December 31, 1996, an increase of 15.7%. These securities are held for liquidity purposes and the increases in these categories of assets is consistent with the overall growth of the Company's assets in 1997.

     Deposits increased $131.7 million to $522.2 million at December 31, 1997 from $390.5 million at December 31, 1996, an increase of 33.7%, largely as a result of the Company's continued targeted marketing efforts to attract money market accounts and CDs. During the year ended December 31, 1997, approximately $25.9 million of interest was credited to deposit accounts and deposits exceeded withdrawals by $105.8 million, resulting in the net overall increase in deposits. During 1997, the Company completed a systems conversion to an integrated platform for marketing, deposit operations, and accounting and finance, to support future growth and the introduction of new products and services.


     FHLB advances increased $55.2 million to $200.0 million at December 31, 1997, from $144.8 million at December 31, 1996, an increase of 38.1%. Other borrowings, composed of securities sold under agreements to repurchase, increased $222.3 million to $279.9 million at December 31, 1997 from $57.6 million at December 31, 1996, an increase of 385.9%. At December 31, 1997, subordinated debt, net of original issue discount, consisting of the Subordinated Debentures totaled $29.6 million. In June 1997, the Company formed TCT I for the purpose of offering and selling in a private placement an aggregate of $10.0 million in shares of capital securities, Series A, which have an annual dividend rate of 11.0% payable semiannually, beginning in December 1997.



     Stockholders' equity increased $21.1 million to $45.8 million at December 31, 1997 from $24.7 million at December 31, 1996. The increase is the result of the receipt of $15.3 million in proceeds from the issuance of the Preferred Stock in February 1997, the receipt of $1.5 million from the issuance of 162,461 shares of Common Stock in February 1997 in exchange for the assets of Arbor Capital Partners Inc., a former affiliate of the Company, $4.2 million in net income, and an unrealized gain on securities available for sale of $642,000, net of taxes, in 1997, which increased the Company's stockholders' equity, but did not affect the Company's results of operations.


LIQUIDITY

     Liquidity represents the Company's ability to raise funds to support asset growth, fund operations and meet obligations, including deposit withdrawals, maturing liabilities, and other payment obligations, to maintain reserve requirements and to otherwise meet its ongoing obligations. During the past three years, the Company has met its liquidity needs primarily through financing activities, consisting principally of increases in core deposit accounts, maturing short-term investments, loans and repayments of investment securities, and to a lesser extent, sales of loans or securities. The Company believes that it will be able to renew or replace its funding sources at then existing market rates, which may be higher or lower than current rates. Pursuant to applicable OTS regulations, TeleBank is required to maintain an average liquidity ratio of 5.0% of certain borrowings and its deposits, which requirement it fully met during 1997 and 1996. Effective November 24, 1997, this requirement has been lowered to 4.0%. See "Business -- Government Regulation -- Liquidity Requirements."


     The Company seeks to maintain a stable funding source for future periods in part by attracting core deposit accounts, which are accounts that tend to be relatively stable even in a changing interest rate environment. Typically, accounts that maintain a relatively high balance and time deposit accounts provide a relatively stable source of funding. Retail deposits increased $38.3 million to $560.5 million, an increase of 7.3% during the three months ended March 31, 1998. Retail customer accounts increased 4.6% from the prior quarter to approximately 22,000 accounts at March 31, 1998. Savings deposits increased $11.7 million to $123.6 million during the year ended December 31, 1997, an increase of 10.5%. CDs increased $120.0 million to $398.6 million during the year ended December 31, 1997, an increase of 43.1%.

     The following table shows the changes in deposits for each of the periods indicated:

                                                                                           THREE
                                                                                          MONTHS
                                                         YEAR ENDED DECEMBER 31,           ENDED
                                                    ----------------------------------   MARCH 31,
                                                        1995         1996       1997       1998
                                                    ------------   --------   --------   ---------
                                                              (IN THOUSANDS)             (UNAUDITED)
Balance at beginning of period....................    $212,411     $306,500   $390,486   $522,221
Deposits in excess of withdrawals.................      76,866       62,629    105,777     30,278
Interest credited on deposits.....................      17,223       21,357     25,958      8,055
                                                      --------     --------   --------   --------
Balance at end of period..........................    $306,500     $390,486   $522,221   $560,554
                                                      ========     ========   ========   ========


     The Company also relies upon borrowed funds to provide liquidity. The Company's total borrowings increased $277.5 million to $ 479.9 million at December 31, 1997, an increase of 137.1%. Advances from the FHLB increased $55.2 million to $200.0 million during 1997, an increase of 38.1%. Securities sold under agreements to repurchase increased $222.3 million to $279.9 million at December 31, 1997, an increase of 386.1%. At December 31, 1997, TeleBank had approximately $154.0 million in additional borrowing capacity.


     At December 31, 1997, the Company had outstanding approximately $31.0 million face amount of Subordinated Debentures. In addition, at the same date, the Company also had outstanding $10.0 million face amount of the TCT I Junior Subordinated Debentures and $16.2 million of Preferred Stock. The Company's aggregate annual interest expense on the Subordinated Debentures and the TCT I Junior Subordinated Debentures is $4.4 million and the annual dividend payment on the Preferred Stock is $648,000. Subject to the approval of the OTS and compliance with federal regulations, TeleBank pays a dividend to the Company semiannually in an amount equal to the aggregate debt service and dividend obligations. Under the terms of the indenture pursuant to which the 1994 Subordinated Debentures were issued and the terms of the TCT I Junior Subordinated Debentures, the Company presently is required to maintain, on an unconsolidated basis, liquid assets in an amount equal to or greater than $3.3 million, which represents 100% of the aggregate interest expense for one year on both the 1994 Subordinated Debentures and the TCT I Junior Subordinated Debentures. The Company had $48.6 million in liquid assets at December 31, 1997.

CAPITAL

     At March 31, 1998, TeleBank was in compliance with all of its regulatory capital requirements and its capital ratios exceeded the ratios for "well capitalized" institutions under OTS regulations.


     The following table sets forth TeleBank's regulatory capital levels in relation to the regulatory requirements in effect at the dates specified in the table. The information below is based upon the Company's understanding of the regulations and interpretations currently in effect and may be subject to change.


                                                                                                         REQUIRED TO BE
                                                                                                        WELL CAPITALIZED
                                                                                  REQUIRED FOR            UNDER PROMPT
                                                                                    CAPITAL                CORRECTIVE
                                                              ACTUAL           ADEQUACY PURPOSES       ACTION PROVISIONS
                                                          ---------------      ------------------      ------------------
                                                          AMOUNT    RATIO       AMOUNT     RATIO        AMOUNT     RATIO
                                                          -------   -----      ---------   ------      ---------   ------
                                                                              (DOLLARS IN THOUSANDS)
As of December 31, 1996:
    Core Capital (to adjusted tangible assets)..........  $31,726     5.08      >$24,999    > 4.0       >$31,248     > 5.0
    Tangible Capital (to tangible assets)...............   31,711     5.07      >  9,374    > 1.5            N/A       N/A
    Tier I Capital (to risk weighted assets)............   31,726     9.69           N/A      N/A       > 19,654     > 6.0
    Total Capital (to risk weighted assets).............   34,104    10.41%     > 26,205    > 8.0%      > 32,756    > 10.0%
As of December 31, 1997:
    Core Capital (to adjusted tangible assets)..........  $52,617     5.06      >$41,606    > 4.0       >$52,008     > 5.0
    Tangible Capital (to tangible assets)...............   52,608     5.06      > 15,602    > 1.5            N/A       N/A
    Tier I Capital (to risk weighted assets)............   52,617    11.25           N/A      N/A       > 28,057     > 6.0
    Total Capital (to risk weighted assets).............   55,701    11.91%     > 37,409    > 8.0%      > 46,761    > 10.0%
As of March 31, 1998 (Unaudited):
    Core Capital (to adjusted tangible assets)..........  $54,533     5.48      >$39,783    > 4.0       >$49,728     > 5.0
    Tangible Capital (to tangible assets)...............   54,526     5.48      > 14,918    > 1.5            N/A       N/A
    Tier I Capital (to risk weighted assets)............   54,533    11.00           N/A      N/A       > 29,844     > 6.0
    Total Capital (to risk weighted assets).............   57,859    11.60%     > 39,792    > 8.0%      > 49,739    > 10.0%

RATE/VOLUME TABLE

     The following table allocates the period-to-period changes in the Company's various categories of interest income and expense between changes due to changes in volume (calculated by multiplying the change in average volume of the related interest-earning asset or interest-bearing liability category by the prior year's rate) and due to changes in rate (changes in rate multiplied by prior year's volume). Changes due to changes in rate-volume (change in rate multiplied by changes in volume) have been allocated proportionately between changes in volume and changes in rate.

                                       1996 VS. 1995                  1997 VS. 1996          MARCH 31, 1998 VS. MARCH 31, 1997
                                INCREASE (DECREASE) DUE TO     INCREASE (DECREASE) DUE TO        INCREASE (DECREASE) DUE TO
                               -----------------------------   ---------------------------   ----------------------------------
                               VOLUME      RATE      TOTAL     VOLUME     RATE      TOTAL    VOLUME         RATE         TOTAL
                               -------   --------   --------   -------   -------   -------   -------       ------       -------
                                                                     (IN THOUSANDS)                     (UNAUDITED)
Interest-earning assets:
    Loans receivable,
      net(1).................  $ 6,333   $   (968)  $  5,365   $12,732   $(1,092)  $11,640   $3,060        $(267)       $2,793
    Mortgage-backed and
      related securities.....   (9,307)    (9,307)   (18,614)       --        --        --       --           --            --
    Investment
      securities(2)..........       16       (134)      (118)      220       (27)      193       44          (26)           18
    Mortgage-backed and
      related securities
      available-for-sale.....   16,404        (45)    16,359       373      (682)     (309)   1,440         (171)        1,269
    Investment securities
     available-for-sale(3)...    2,194       (305)     1,889       809         8       817      476           31           507
    Federal funds sold.......        2         (8)        (6)       54         2        56      (10)           4            (6)
    Trading account..........       17       (185)      (168)      562       562     1,124      275          274           549
                               -------   --------   --------   -------   -------   -------   ------        -----        ------
        Total
          interest-earning
          assets.............  $15,659   $(10,952)  $  4,707   $14,750   $(1,229)  $13,521   $5,285        $(155)       $5,130
                               -------   --------   --------   -------   -------   -------   ------        -----        ------
Interest-bearing liabilities:
    Savings deposits.........  $ 2,803   $   (100)  $  2,703   $ 1,111   $   454   $ 1,565   $   43        $  18        $   61
    Time deposits............    2,208       (596)     1,612     3,315      (279)    3,036    2,567           10         2,577
    FHLB advances............      972       (292)       680     2,400       796     3,196      384           71           455
    Other borrowings.........   (1,778)      (446)    (2,224)    2,838      (466)    2,372    1,073           46         1,119
    Subordinated debt........       --        112        112     1,207      (128)    1,079      257          (20)          237
                               -------   --------   --------   -------   -------   -------   ------        -----        ------
        Total
          interest-bearing
          liabilities........    4,205     (1,322)     2,883    10,871       377    11,248    4,324          125         4,449
                               -------   --------   --------   -------   -------   -------   ------        -----        ------
Change in net interest
  income.....................  $11,454   $ (9,630)  $  1,824   $ 3,879   $(1,606)  $ 2,273   $  961        $(280)       $  681
                               =======   ========   ========   =======   =======   =======   ======        =====        ======


---------------
(1) Includes mortgage and other loans.

(2) Includes interest-bearing deposits, repurchase agreements, investment securities held-to-maturity, and FHLB stock.

(3) Interest income and average yields on municipal bonds, included in investment securities, are presented on a tax equivalent basis.

YIELD TABLE

     The following table presents certain consolidated balance sheet data, income and expense and related interest yields and rates at December 31, 1997, and for each of the preceding three years and for the three months ended March 31, 1998 as set forth below. The table also presents information for the periods indicated with respect to the difference between the weighted average yield earned on interest-earning assets and weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which is traditionally used as an indication of the profitability of a savings institution. Another indicator of an institution's profitability is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities.

                                                                                                                 MARCH 31,
                            1996                                1997                               MARCH 31,       1998
                          AVERAGE    INTEREST     AVERAGE     AVERAGE    INTEREST     AVERAGE        1998         AVERAGE
                          BALANCE    INC./EXP.   YIELD/COST   BALANCE    INC./EXP.   YIELD/COST     BALANCE       BALANCE
                          --------   ---------   ----------   --------   ---------   ----------   -----------   -----------
(IN THOUSANDS)
                                                                                                  (UNAUDITED)   (UNAUDITED)
Interest-earning assets:
   Loans receivable,
     net................  $279,038    $23,089        8.28%    $441,819    $34,729        7.86%    $  557,057     $545,827
   Mortgage-backed &
     related
     securities.........        --         --          --           --         --          --             --           --
   Investment
     securities.........    12,841        871        6.79       16,203      1,064        6.48         38,874       14,859
   Mortgage-backed &
     related securities,
     available for
     sale...............   221,656     17,955        8.10      226,064     17,646        7.81        260,152      271,001
   Investment
     securities,
     available for
     sale...............    61,169      3,959        6.47       73,649      4,776        6.49        123,963      109,270
   Federal funds sold...       842         44        5.22        1,844        100        5.37             --          951
   Trading account......        --         --          --       12,581      1,124        8.81         42,129       29,672
                          --------    -------      ------     --------    -------      ------     ----------     --------
       Total interest-
         earning
         assets.........  $575,546    $45,918        7.98%    $772,160    $59,439        7.70%    $1,022,175     $971,580
Non-interest earning
 assets.................    26,929                              41,465                                25,978       27,382
                          --------                            --------                            ----------     --------
       Total assets.....  $602,475                            $813,625                            $1,048,153     $998,962
                          ========                            ========                            ==========     ========
Interest-bearing
 liabilities:
   Savings deposits.....  $ 99,346    $ 4,815        4.85%    $120,901    $ 6,380        5.28%    $  123,435     $123,391
   Time deposits........   258,870     16,542        6.39      311,740     19,578        6.28        437,119      416,702
   Brokered callable
     certificates of
     deposit............        --         --          --           --         --          --         42,286       22,720
   FHLB advances........   120,678      6,689        5.54      160,681      9,885        6.07        190,000      177,055
   Other borrowings.....    68,154      4,569        6.70      117,515      6,941        5.83        153,970      163,059
   Subordinated debt,
     net................    17,250      2,200       12.75       27,434      3,279       11.95         29,672       29,944
                          --------    -------      ------     --------    -------      ------     ----------     --------
       Total interest-
         bearing
         liabilities....  $564,298    $34,815        6.14%    $738,271    $46,063        6.21%    $  976,482     $932,871
                          --------    -------      ------     --------    -------      ------     ----------     --------
Non-interest-bearing
 liabilities............    15,900                              25,719                                15,605       23,591
                          --------                            --------                            ----------     --------
       Total
         liabilities....  $580,198                            $763,990                            $  992,087     $956,462
       Trust preferred
         securities.....        --                               9,597                                 9,526           --
       Total
         stockholders'
         equity.........    22,277                              40,038                                46,540       42,500
                          --------                            --------                            ----------     --------
Total liabilities and
 stockholders' equity...  $602,475                            $813,625                            $1,048,153     $998,962
                          ========                            ========                            ==========     ========
Excess of
 interest-earning assets
 over interest-bearing
 liabilities/
 net interest income....  $ 11,248    $11,103                 $ 33,889    $13,376                 $   45,693     $ 38,709
                          ========    =======                 ========    =======                 ==========     ========
Net interest spread.....                             1.84%                               1.49%
                                                   ======                              ======
Net interest
 margin(1)..............                             1.94%                               1.73%
                                                   ======                              ======
Ratio of
 interest-earning assets
 to interest-bearing
 liabilities............                           101.99%                             104.59%
                                                   ======                              ======



                          INTEREST     AVERAGE
                          INC./EXP.   YIELD/COST
                          ---------   ----------
(IN THOUSANDS)
                          (UNAUDITED)   (UNAUDITED)
Interest-earning assets:
   Loans receivable,
     net................    $10,358         7.59%
   Mortgage-backed &
     related
     securities.........         --           --
   Investment
     securities.........        246         6.68
   Mortgage-backed &
     related securities,
     available for
     sale...............      5,074         7.49
   Investment
     securities,
     available for
     sale...............      1,736         6.35
   Federal funds sold...         14         5.82
   Trading account......        549         7.41
                            -------       ------
       Total interest-
         earning
         assets.........    $17,977         7.40%
Non-interest earning
 assets.................
       Total assets.....
Interest-bearing
 liabilities:
   Savings deposits.....    $ 1,629         5.36%
   Time deposits........      6,433         6.26
   Brokered callable
     certificates of
     deposit............        374         6.67
   FHLB advances........      2,718         6.14
   Other borrowings.....      2,385         5.85
   Subordinated debt,
     net................        880        11.75
                            -------       ------
       Total interest-
         bearing
         liabilities....    $14,419         6.23%
                            -------       ------
Non-interest-bearing
 liabilities............
       Total
         liabilities....
       Trust preferred
         securities.....
       Total
         stockholders'
         equity.........
Total liabilities and
 stockholders' equity...
Excess of
 interest-earning assets
 over interest-bearing
 liabilities/
 net interest income....    $ 3,558
                            =======
Net interest spread.....                    1.17%
                                          ======
Net interest
 margin(1)..............                    1.47%
                                          ======
Ratio of
 interest-earning assets
 to interest-bearing
 liabilities............                  104.15%
                                          ======


---------------
(1) Net interest margin is the ratio of annualized net interest income to average interest-earning assets.

     As a result of the Company's strategy of offering high value savings and investment products through alternative distribution channels, the Company's interest rate spread is lower than that of traditional depository institutions. The Company's interest rate spread was 1.84%, 1.49%, and 1.17% for 1996, 1997, and the three months ended March 31, 1998, respectively. The Company's net interest margin on interest-earning assets for such periods was 1.94%, 1.73%, and 1.47%, respectively.


INTEREST RATE SENSITIVITY MANAGEMENT

     The Company actively monitors its net interest rate sensitivity position. Effective interest rate sensitivity management seeks to ensure that net interest income and the market value of equity are protected from the impact of changes in interest rates.

     The Company employs an interest rate risk management process that allows risk-taking within well-defined limits. The Company has implemented a risk measurement guideline employing "market value of equity" and "gap" methodologies and other measures. By actively managing the maturities of its interest-sensitive assets and liabilities, the Company seeks to maintain relatively consistent net interest spreads and mitigate much of the interest rate risk associated with such assets and liabilities.

     The Company's policy seeks to reduce the variability of the market value of its equity in a variety of interest rate environments. The Company uses the concept of fair value of equity (FVE), which represents the net fair value of the Company's financial assets and liabilities, including off-balance sheet hedges, and monitors the sensitivity of changes in its FVE with respect to various interest rate environments. The Company seeks to maximize net interest income, while limiting changes in the FVE within changing interest rate environments to prescribed levels deemed acceptable by the Company. The Company utilizes sensitivity analysis to evaluate the rate and extent of changes to its FVE in various market environments.


     The Company utilizes interest rate swaps, caps, swaptions, floors, collars, financial options and other mortgage derivative products to reduce the variability of FVE and its overall interest rate risk exposure. The Boards of Directors of TeleBanc Financial and TeleBank prohibit the use of the aforementioned financial instruments for speculative purposes.



     The Company also monitors its assets and liabilities by examining the extent to which such assets and liabilities are interest rate sensitive and by monitoring interest rate sensitivity gap. An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within the same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income while a positive gap would result in an increase in net interest income; conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income and a positive gap would adversely affect net interest income.

     The following table sets forth an interest rate sensitivity analysis for the Company at March 31, 1998.


                                                           REPRICING     REPRICING    REPRICING
                                 BALANCE AT                 WITHIN        WITHIN       WITHIN      REPRICING
                                 MARCH 31,    PERCENT         0-3          4-12          1-5       MORE THAN
                                    1998      OF TOTAL      MONTHS        MONTHS        YEARS       5 YEARS
                                 ----------   --------    -----------    ---------    ---------    ---------
                                                               (IN THOUSANDS)
Interest-earning assets:
    Loans receivable, net......  $  557,057     54.50%    $    67,409    $ 176,729    $ 226,467    $ 86,452
    Mortgage-backed securities,
      available-for-sale and
      trading..................     302,281     29.57          61,891       81,073       83,260      76,057
    Investment securities
      available for sale,
      interest-bearing accounts
      and FHLB stock...........     162,837     15.93          72,892          371       46,192      43,382
                                 ----------    ------     -----------    ---------    ---------    --------
    Total interest-earning
      assets...................   1,022,175    100.00%        202,192      258,173      355,919     205,891
                                               ======
Non-interest-earning assets:...      25,978
                                 ----------
    Total assets...............  $1,048,153
                                 ==========
Interest-bearing liabilities:
    Savings deposits...........  $  123,435     12.64%    $   123,435    $      --    $      --    $     --
    Time deposits..............     479,405     49.09          31,241      158,061      287,413       2,690
    FHLB advances..............     190,000     19.46         180,000       10,000           --          --
    Other borrowings...........     153,970     15.77         153,970           --           --          --
    Subordinated debt..........      29,672      3.04              --           --       29,672          --
                                 ----------    ------     -----------    ---------    ---------    --------
    Total interest-bearing
      liabilities..............     976,482    100.00%        488,646      168,061      317,085       2,690
                                               ======
Non-interest-bearing
  liabilities..................      15,605
                                 ----------
    Total liabilities..........     992,087
    Total trust preferred......       9,526
Stockholders' equity...........      46,540
                                 ----------
Total liabilities and
  stockholders' equity.........  $1,048,153
                                 ==========
Periodic repricing difference
  (periodic gap)...............                           $  (286,454)   $  90,112    $  38,834    $203,201
Cumulative repricing difference
  (cumulative gap).............                           $  (286,454)   $(196,342)   $(157,508)   $ 45,693
Cumulative gap to total
  assets.......................                                 (27.3)%      (18.7)%      (15.0)%       4.4%
Cumulative gap to total assets
  hedge affected(1)............                                  (6.5)%        2.1%       (12.6)%       4.4%


---------------
(1) The hedge effected cumulative gap to total assets includes the effect of hedging instruments on the Company's gap at March 31, 1998. For purposes of determining the effect of such hedging instruments, interest rate swap agreements are treated as part of the hedged liability; hence, the cash flows from the swap and the hedged asset or liability are netted and the resulting cash flows are used in the gap calculation. Interest rate cap agreements also are treated as part of the hedged asset or liability and weighted by the market's estimate of the likelihood the cap strike will be met or exceeded. The estimated net cash flows are used in the gap calculations.


     Shortcomings are inherent in gap analysis because certain assets and liabilities may not move proportionately as interest rates change. Based on TeleBank's projected March 31, 1998 simulation analysis, the Company estimates that a hypothetical instantaneous 100 basis-point rise in rates would cause TeleBank's FVE to decrease by 8.6%.

IMPACT OF INFLATION AND CHANGING PRICES


     The impact of inflation on the Company is different from the impact on an industrial company because substantially all of the assets and liabilities of the Company are monetary in nature and interest rates and inflation rates do not always move in concert. A bank's asset and liability structure differs significantly from that of industrial companies in that virtually all assets and liabilities are of a monetary nature. Management believes that the impact of inflation on financial results depends upon the Company's ability to manage interest rate sensitivity and, by such management, reduce the inflationary impact upon performance. The most direct impact of an extended period of inflation would be to increase interest rates and to place upward pressure on the operating expenses of the Company. However, the actual effect of inflation on the net interest income of the Company would depend on the extent to which the Company was able to maintain a spread between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, which would depend to a significant extent on its asset-liability sensitivity. As discussed above, management seeks to manage the relationship between interest-sensitive assets and liabilities to protect against wide interest rate fluctuations, including those resulting from inflation. The effect of inflation on the Company's results of operations for the past three years has been minimal.


YEAR 2000 ISSUES


     The Company utilizes and is dependent upon data processing systems and software to conduct its business. The data processing systems include various software packages licensed to the Company by outside vendors and a client server core processing system both of which are run on in-house computer networks. In 1997, the Company initiated a review and assessment of all hardware and software to confirm that it will function properly in the year 2000. The Company's core processing software vendor and the majority of the vendors which have been contacted have indicated that their hardware and/or software are Year 2000 compliant. Testing will be performed for compliance. Although the Company may incur additional expenses during the next two years to confirm Year 2000 compliance and to remedy problems, if any, the Company does not anticipate that such expenditures will be material or that Year 2000 compliance will otherwise have a material effect on the Company's financial condition or results of operations. See "Risk Factors -- Year 2000 Compliance."


CHANGES IN ACCOUNTING PRINCIPLES

     Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" were issued in June 1997. SFAS 130 requires that certain financial activity typically disclosed in stockholders' equity be reported in the financial statements as an adjustment to net income in determining comprehensive income. SFAS 131 requires the reporting of selected segmented information in quarterly and annual reports. The Company implemented SFAS No. 130 effective for the first quarter of 1998 and will implement SFAS No. 131 effective for the year ending December 31, 1998. The Company does not anticipate any material financial impact from the implementation of SFAS Nos. 130 and 131.

                                    BUSINESS

OVERVIEW


     The Company is a leading national provider of high value savings, investment and other financial products and services. The Company utilizes a branchless banking strategy to offer financial products and services to customers nationwide and to maintain its low cost structure through the use of alternative delivery channels, such as telephones, the Internet, ATMs, facsimile and mail. The Company's broad selection of high value savings and investment products generally have higher interest rates or carry lower fees than similar products offered by traditional, branch-based financial institutions. The Company also emphasizes high quality customer service and provides customers with "anywhere, anytime" convenience for accessing its financial products and services. The Company intends to broaden its financial products and services to include in 1998 annuities, residential mortgage loans, credit cards and mutual funds. At March 31, 1998, the Company had more than 22,000 customer accounts, $560.6 million in retail deposits and $1.0 billion in assets.


INDUSTRY BACKGROUND

  Financial Services


     The financial services industry, including depository institutions (such as banks and savings and loan associations), securities brokerage firms, mutual fund companies, insurance companies and other financial institutions, is the fifth largest industry in the United States. In 1997, deposits held in financial institutions in the United States totaled more than $4 trillion and the total assets of such institutions were more than $6 trillion, according to the fourth quarter FDIC Quarterly Banking Profile. Financial institutions earn revenues principally in the forms of interest income earned on assets and fees or commissions. In 1997, according to the FDIC Quarterly Banking Profile, depository institutions recognized more than $203 billion in revenues in the form of net interest income alone.



     The financial services industry is currently experiencing rapid market change, which is characterized by the demand for alternative delivery channels for products and services, the emergence of nationwide full-service financial institutions and growing price competition. Increasingly, customers are seeking higher value products that offer higher returns or lower fees, as well as access to financial products and services through anywhere, anytime technology-based delivery channels, such as the Internet, telephones, ATMs and facsimile. To compete effectively for customer savings and investment dollars in this environment, financial institutions have attempted to diversify product lines and increase access to prospective customers through both the geographic expansion of traditional branch and office networks and the use of alternative delivery channels. As a result, customers increasingly are exposed to a wider selection of products and services that can satisfy their financial demands.


  Electronic Commerce


     Over the past 30 years, the use of electronic media, such as electronic data interchanges, private telephone networks, credit cards, ATMs and electronic bill payment systems, to facilitate commercial functions has become routine. Over the last several years, the development of network technologies, the growth of personal computers in the home and workplace and faster and cheaper Internet access have converged to establish the necessary infrastructure to support broad-based electronic commerce. The growth of the Internet, in particular, is evidenced in the significant increase in the number of domain names in recent years. According to the Commerce Report, from July 1993 to July 1997, the number of domain names increased from 26,000 to 1,301,000. The Commerce Report also estimates that traffic on the Internet is doubling every 100 days.



     The increasing functionality, accessibility and overall usage of the Internet has made it an attractive channel for electronic commerce. According to the Commerce Report, businesses will trade as much as $300 billion annually over the Internet during the next five years. Currently within the financial services industry, Internet banking is relatively new and the market for such services is relatively undeveloped. According to the April 1998 Online Banking Report, only 163 banks in the United States permitted customers to review balances, transfer funds and pay bills on the financial institutions' web sites. Like the rapid proliferation of ATMs in recent years, the growth of online banking as the newest medium through which banks can offer their customers remote access to their accounts is significant. According to the Commerce Report, approximately 4.5 million households were banking online in 1997, and that number is expected to increase to 10 to 16 million households by the year 2000.


MARKET TRENDS

  Demand for Alternative Delivery Channels


     The increased use of alternative delivery channels has simplified and reduced the costs of financial transactions for consumers, businesses and financial institutions. Instead of conducting financial transactions at branch offices, customers are increasingly using ATMs, online banking and online bill payment and electronic fund transfers to communicate with financial services providers. These remote or electronic financial service delivery mechanisms offer consumers the ease and convenience of conducting their financial business anywhere, anytime, whether through their home or office computer, at one of hundreds of thousands of ATMs located worldwide, or by telephone from wherever they may be. Documenting this trend, a study by the American Bankers Association and Ernst & Young LLP has projected that personal computers, ATMs and telephones will be used for more than half of all customer banking transactions in 1998, replacing visits to branches as the primary channel for conducting customer banking transactions.


  Development of National Franchises


     As a result of technological developments and less restrictive regulations, financial institutions today are providing financial products and services in a highly competitive, global market. To gain market share in this environment, financial institutions are striving to create competitive advantages by establishing a national market presence, national distribution channels and national brand identities. Nationwide banks and super-regional banks have emerged to compete for customer deposits across previously segregated geographic markets and seek to achieve operating scale efficiencies by operating extensive branch networks.


  One-Stop Shopping for Financial Services

     Regulatory changes and cross-sector acquisitions have diminished the distinctions among various types of financial institutions such as banks, insurance companies and securities brokerage firms. Financial institutions today have the capability to leverage their client base, expand their market share and compete for an increased share of customers' financial services business by offering a diverse range of products and services that formerly may have been offered only by one particular type of financial institution. These new financial services companies seeks to become a "one-stop shop" for customers' financial needs. For example, securities brokerage firms now offer savings products similar to deposit accounts offered by depository institutions. Likewise, depository institutions are offering savings and investment products that are not insured, such as mutual funds, insurance products and other financial or investment products. In today's market, these financial institutions are either increasing their own product offerings internally or acting as a broker or distributor for financial products provided by other firms.

  Priced-Based Competition


     Increasingly, customers are differentiating among financial institutions based on price and convenience. Generally, today's financial services customers are well-informed regarding their finances and their options for financial services. Well-informed customers have caused financial institutions to focus on lowering the costs to consumers in obtaining financial services. This development, together with industry deregulation, has increased the commoditization of financial products and services which, in turn, has intensified fee competition for those products and services. For example, in the brokerage services industry, the average online brokerage commission ranged from $8 to $30 which is substantially less than the average commission of a full service broker. As a result, online investing accounts are gaining popularity and the aggregate market value of these accounts is expected to be $524 billion by 2001 according to a September 1996 report by Forrester Research, Inc.

CURRENT SITUATION


     As a result of these market trends, financial institutions must compete nationally for cost-conscious customers who are demanding better value, increased personal convenience and enhanced service. Traditional financial institutions have responded to these competitive pressures in large part by building extensive national and regional branch networks with a significant physical infrastructure and expanding product offerings. The maintenance of the physical infrastructure associated with a national or regional branch network is costly to the financial institution and, in turn, to the customer. For instance, according to a study by Booz Allen & Hamilton, the cost of the average payment transaction at a bank branch is $1.07 as compared with the cost of $.01 for a transaction on the Internet. The geographically-present retail delivery strategy based on an extensive, costly network of branch offices prohibits traditional financial institutions from offering the high value financial products needed to compete for increasingly price-sensitive customers. In this environment, traditional financial institutions are being increasingly challenged by financial services innovators, such as electronic securities companies and Internet-based banks, which capitalize on their low-cost infrastructure to offer value products that meet customer demands.


THE COMPANY'S SOLUTION


     The Company's branchless banking strategy permits the Company to offer high value financial services and products to customers nationwide and to maintain a low cost structure through the use of alternative delivery channels, such as the telephone, the Internet, ATMs, facsimile and mail. The Company also emphasizes customer service by attentive and knowledgeable employees and convenience for customers in accessing its financial product offerings. The Company intends to use these low-cost, scaleable alternative delivery channels to continue to increase its core deposit base and to market and sell other financial and investment products, including insurance products, residential mortgage loans, credit cards and mutual funds.


     The Company's solution offers the following benefits to customers:

     Broad Selection of High Value Financial Products. The Company believes that its use of alternative delivery channels permits it to operate nationally, but with a lower cost structure than many traditional depository institutions. Such a low cost structure allows the Company to offer a broad selection of "high value" savings and investment products, which have higher interest rates and lower fees than traditional, branch-based financial institutions. Building on its low-cost alternative delivery channels, the Company intends to expand its product offerings to include credit cards and, through strategic alliances with third party providers, annuities, residential mortgage loans and mutual funds.


     High Quality Service. The Company also capitalizes on its low cost structure by prioritizing and investing in its customer service. Recognizing that superior customer service is critical for attracting and retaining customers, the Company uses its highly trained, primarily college-educated customer service representatives, known as "TeleBankers," both to sell savings and investment products and to serve existing customers from the Company's call center. TeleBankers can access electronically data relating to the customer accounts and information about additional product requests, which the Company believes promotes better customer service and offers substantial cross-marketing opportunities. Based on data generated by the Company's automatic call distributor system, over the past three months, the average time that an existing or prospective customer waited to speak with a TeleBanker on the telephone is approximately 10 seconds. In contrast to many of its competitors, the Company offers free ATM transactions through the Cirrus network and free Internet banking to customers.



     Convenience. The Company emphasizes anywhere, anytime convenience to existing and prospective customers by offering several different media through which a customer can consummate his or her financial transactions or otherwise communicate with the Company. The Company believes that its alternative delivery channels permit customers to choose the most convenient method and time to transact business. For example, customers may open a new account, invest in a financial product or service or conduct an electronic financial transaction by telephone (1-800-TELEBANK), through the Internet via the Company's Web site at www.telebankonline.com, by facsimile or by mail. The Company's customer service call center operates from 8:00 a.m. to 12:00 a.m. EST/EDT Monday through Friday, and from 8:00 a.m. to 6:00 p.m. EST/EDT on

Saturdays. Customers also can access TeleBank's computer-operated voice response system 24 hours per day, seven days per week.


THE COMPANY'S STRATEGY

     The Company's objective is to be the premier national provider of high value savings, investment and other financial products, without the overhead and operating cost infrastructure of traditional financial institutions. To achieve this objective, the Company has adopted a growth strategy that includes the following key elements:


     Increase TeleBank Brand Visibility Nationally. The Company seeks to build the "TeleBank" franchise identity based on its high value savings and investment products, superior customer service and anywhere, anytime convenience. The Company believes that building the TeleBank brand will increase customer conversion and retention rates, customer referrals, the number of accounts per customer and customer receptivity to new products. In pursuing this strategy, the Company plans to increase significantly its marketing expenditures for the foreseeable future to implement a targeted, national advertising campaign and marketing initiative.



     Expand Customer Base. The Company seeks to attract new customers to expand its stable customer and core deposit base by further leveraging its scaleable alternative delivery channels. The Company intends to continue to employ targeted marketing techniques designed to attract more profitable customers, rather than adopting the geographically-based marketing approach often used by traditional financial institutions. In addition, the Company intends to attract new customers by establishing additional affinity relationships through strategic alliances. The Company currently has affinity relationships with 10 organizations with more than one million members in the aggregate. Such organizations include the National Association of Realtors and the National Council of Senior Citizens. Additionally, while the Company does not anticipate many such opportunities, it may pursue selective acquisitions of complementary financial institutions.



     Broaden Product Lines and Increase Cross-Marketing Initiatives. The Company intends to leverage further its national distribution platforms through expanded product offerings and increased cross-marketing efforts. The Company monitors customer inquiries about additional financial products and services and seeks to provide new product offerings based, in part, on customer requests. The Company intends to broaden its savings and financial and investment products by the end of 1998 to offer credit cards and, through strategic alliances, fixed-rate and variable annuities, residential mortgage loans and mutual funds. The Company currently has contractual arrangements with several non-affiliated insurance companies, including USG Annuity & Life Company and Jackson National Life Insurance Company, through which the Company intends to offer fixed-rate annuities commencing in 1998, subject to required regulatory approvals and other contingencies. The Company also intends to offer residential mortgage loans through E-Loan.



     Outsource Non-Core Operations. To maintain its relatively low operating costs and to capitalize on the technical capabilities of selected vendors, the Company intends to continue to outsource specific non-core operations and systems. The Company currently outsources check processing, check imaging, statement rendering, Internet processing and home page hosting. The Company generally determines whether to outsource a particular service or operations based on anticipated cost savings to the Company, while continuing to provide high quality service to its customers. Companies to which the Company outsources services or operations include M&I Data Services, Inc. and Security First Technologies.


     Maintain Conservative Asset Strategy. The Company intends to continue its conservative asset investment strategy of purchasing and managing pools of one-to-four family residential mortgage loans and investment-grade mortgage-backed securities. The Company does not currently originate residential mortgage or other loans. Management believes that purchasing assets, including residential mortgage loans and mortgage-backed securities, lowers its loan investment costs and permits the Company to manage the geographic diversification of its loan portfolio, in an effort to reduce its exposure to regional economic downturns.

PRODUCTS

     Through TeleBank, the Company currently offers customers the account products listed below, all of which are FDIC-insured up to applicable limits.

           PRODUCT NAME                                  DESCRIPTION
           ------------                                  -----------
Interest Checking                   Premium yield NOW account with unlimited free check
                                    writing, free Internet banking, free bill payment
                                    service and ATM/Debit card

Money Market Account                Premium yield money market account with immediate
                                    access to funds via checks and ATM card

SmartSaver Savings Account          Super premium yield account without term restrictions

Certificates of Deposit             Guaranteed premium yields in terms ranging from three
                                    months to five years

Callable Certificates of Deposit    Super premium yield CDs, subject to redemption after
                                    two years, with terms ranging from seven to ten years


     The Company also intends to offer the following additional, co-branded products prior to the end of 1998 pursuant to agreements with third party providers.


           PRODUCT NAME                                  DESCRIPTION
           ------------                                  -----------
Fixed Annuities                     Line of premium yield flexible and single premium
                                    fixed annuities offering a variety of value-added
                                    features

Variable Annuities                  Line of variable annuities with value-added features
                                    including low expense structure and no surrender
                                    charges

Residential Mortgage Loans          Competitively priced selection of residential mortgage
                                    loans

Credit Cards                        Credit cards offering low rates, Internet statement
                                    presentation and RateReward program tying usage to
                                    bonus savings rates on TeleBank deposit products

Mutual Funds                        No load mutual funds and discount brokerage services

FDIC-Insured Account Products

     TeleBank currently offers a full spectrum of premium yield FDIC-insured transaction and time deposit products designed to attract customers who are seeking high interest rates and low fees.


     Interest Checking. TeleBank's Interest Checking is designed for customers who are seeking a premium yield checking account and certain additional benefits, including unlimited personal check writing, free check printing, free Internet banking, free unlimited bill paying via personal computer and an ATM/debit card. At June 10, 1998, Interest Checking customers earned 3.15% annual percentage yield ("apy") for balances of $2,500 to $9,999, 3.95% apy for balances of $10,000 to $24,999 and 4.65% apy for balances $25,000 or more.

     Money Market and SmartSaver Accounts. TeleBank's Money Market and SmartSaver Accounts are designed for consumers who are seeking premium and super premium yields with immediate access to funds and without term restrictions or early withdrawal penalties. At June 10, 1998, Money Market Account customers earned 5.00% apy for a minimum balance of $2,500, and SmartSaver Account customers earned 5.35% apy for a minimum balance of $2,500.



     Certificates of Deposit. TeleBank CDs are designed for consumers who want a fixed premium yield for terms ranging from three months to five years. For those consumers who seek an even higher premium yield CD, TeleBank offers seven- to ten- year callable CDs which are subject to redemption by TeleBank anytime after two years. At June 10, 1998, CD rates ranged from 5.61% apy for a three-month CD to 6.85% apy for a ten-year callable CD.


     The following table compares the rates on TeleBank's FDIC-insured account products to similar account products offered by other depository institutions.

                          COMPARISON OF PRODUCT RATES

                             AS OF JUNE 10, 1998(1)



                                                                                 NATIONAL
                                                                  TELEBANK       AVERAGE
                                                                  RATE(2)        RATE(2)
                                                                  --------       --------
Interest Checking...........................................       3.15%          1.49%
Money Market Checking.......................................       5.00%          2.53%
Money Market Savings........................................       5.35%          3.00%
One year Certificate of Deposit.............................       5.85%          5.13%
Five year Certificate of Deposit............................       6.17%          5.42%


---------------

(1) Source: Bank Rate Monitor, June 16, 1998.


(2) Represents annual percentage yield on the account.

Investment and Other Financial Products

     During 1998, the Company intends to introduce the additional investment and other financial products described below which, in contrast to its FDIC-insured account products, would be expected to generate sales fees and commissions.


     Annuity Products. The Company's wholly owned subsidiary, TeleBanc Insurance, a licensed insurance agency, is expected to offer co-branded products to attract customers who are seeking fixed or variable annuities with value-added features. The Company has entered into agreements with several nationally recognized insurance companies, including USG Annuity & Life Company, Jackson National Life Insurance Company and First Penn-Pacific Life Insurance Company, through which the Company will offer co-branded insurance products to its existing and new customers at commissions that are expected to be significantly less than the average commission generated by traditional insurance agencies. The Company intends to design these products to have a higher value than products available through traditional channels of distribution.



     Through TeleBanc Insurance, the Company intends to offer a selection of high value fixed annuity products, with interest rates in the range of 50 to 100 basis points above the interest rates on full commission products. These products are expected to provide customers with multiple year guarantees, cumulative free withdrawals, introductory year bonus rates and no surrender charges. Also through TeleBanc Insurance, the Company intends to offer a selection of variable annuity products, which will provide customers with no surrender charges, low expense ratios and extensive mutual fund selections. The Company currently expects that its fixed annuity products will be available by the summer of 1998 and its variable annuity products will be available by the fall of 1998.


     Residential Mortgage Loans. The Company has entered into a strategic alliance with E-Loan, an online mortgage broker, to offer to the Company's customers co-branded, rate-competitive residential mortgage loans, and to offer to E-Loan's customers the Company's financial products and services. The Company, however, does not intend to originate such loans.

     Credit Cards. Responding to customer requests and to expand further its affinity relationships, the Company intends to offer credit cards to its customers. Such credit cards are expected to have value-added features such as low fee or no fee if certain transaction minimums are maintained, lower interest rates and additional purchasing initiatives. As a result of the DFC Acquisition, which is expected to occur in the summer of 1998, TeleBank, will have the capability to offer its customers credit cards.


     Mutual Funds. The Company has entered into a letter agreement with E*Trade pursuant to which the Company intends to make available to TeleBank customers the products and services offered by E*Trade, including electronic brokerage services, value-added mutual funds and discount brokerage services through alternative delivery channels.


     Other Financial Products. The Company is also exploring strategic alliances with select insurance companies to offer high value term life insurance and automobile insurance products.


     Although the Company currently intends to offer the above-described products and services within the time periods indicated, if any, its ability to offer such products and services is subject to numerous factors, many of which are beyond the Company's control. In addition, based on its analysis of the feasibility and profitability of such products and services, the Company (i) may determine not to offer all or certain of such new products and services, (ii) may significantly delay the time at which it introduces such new products and services, or (iii) may determine to withdraw such products and services shortly after their introduction based on management's assessment of certain factors, including customer acceptance and costs. Accordingly, there can be no assurance that the Company will actually introduce and offer all or any of the above-described products and services within the time periods indicated or at all, or that, if offered, such products and services will be profitable for the Company. See "Risk Factors -- Dependence on New Products and Services."


CUSTOMER SERVICE AND CONVENIENCE


     The Company believes that high quality customer service is critical to attract and retain customers. Accordingly, the Company employs customer service representatives, known as "TeleBankers," who are highly trained, primarily college-educated, professionals who seek to satisfy customers' demands. When a customer calls the Company, a TeleBanker can access electronically data relating to the customer, his or her existing accounts, as well as information about additional product requests. Based on data gathered by the Company's automatic call distributor system, during May 1998, the average customer call to the Company was answered in person by a TeleBanker within 10 seconds of receipt of the call, and calls to the Company had a rate of abandonment by customers before a TeleBanker could speak with the customer of less than 3%. The TeleBankers also have access electronically to information about TeleBank's other savings and investment products, which permits them not only to respond fully to customers' questions and to assist with transactions, but also to cross-market the Company's other savings and investment products.



     The Company seeks to promote employee loyalty and high quality customer service through a compensation package that is different from that of the typical teller in a traditional depository institution. TeleBankers are compensated through an annual salary, a year-end performance-based bonus that is based on both the Company's and the employee's performances, monthly incentive programs and an employee stock ownership plan in which every full-time employee participates.



     Currently, TeleBank's customers can access TeleBankers from Monday through Saturday by calling 1-800-TELEBANK from 8:00 a.m. to 12:00 a.m. EST/EDT Monday through Friday, and 8:00 a.m. to 6:00 p.m. EST/EDT on Saturdays. The Company plans to extend these hours by routing calls to an overflow call center during non-business hours. Customers also can access certain information or make transactions on their own accounts 24 hours per day, seven days per week via the Internet and a computer-operated voice-response system.


     The Company believes that customers are seeking not only high value savings and investment products, but also prompt, easy and convenient access to their accounts. As a result, building on its alternative electronic and technology-based communication channels, the Company seeks to attract customers by offering a variety of remote media to access accounts and information and to serve its nationwide customer base. As illustrated below, the Company currently offers customers six different ways to access accounts and information:

    [Graphic: TeleBank logo surrounded by words describing different ways to communicate with TeleBank, such as ATM, telephone, facsimile, Internet and
                               ATM/Debit cards.]


TARGET CUSTOMERS



     The Company has customers in all 50 states, the District of Columbia and many foreign countries. The Company believes that several key demographic trends in the United States will contribute to significant growth in the market for savings and investment products. Such trends include an aging population, increased mobility and affluence, the rise in nontraditional and small households and increasing dissatisfaction with substantially larger branch-based financial institutions. The Company's customers include individuals of all different age groups and an increasing number of small businesses. Based on information complied by CACI Marketing Systems, an independent market research company, and on information compiled by the Company, the Company believes that the typical TeleBank customer is approximately 50 years old, owns his or her own home, is married, has a household income of $50,000 and maintains 1.8 accounts with an average deposit of $24,000 per account.


     The Company believes that its high value products and alternative distribution channels appeal to both younger, more transaction-oriented savers who seek high rates, convenience and service, and older, longer-term savers who choose term savings products. The Company believes that its savings and investment products appeal to younger individuals with full-time careers who manage their cash reserves through the use of TeleBank's Money Market and SmartSaver accounts. These customers value the higher yields that TeleBank pays and tend to utilize the telephone or the Internet to access accounts at convenient opportunities. The Company believes such demographic groups will also be receptive to new product and service offerings such as Internet checking, variable annuities and mutual funds. Company customers close to or at retirement age tend to hold their liquid assets in TeleBank savings accounts and invest their long term savings in TeleBank's CD products. The Company's fixed annuity products are being developed to meet the investment needs of this particular group.

MARKETING

     The Company has developed a multiple channel, consumer-oriented direct marketing model designed to reach potential customers and build brand awareness nationally. Based upon demographics and current regional banking conditions, the Company targets key consumer markets through a variety of advertising and promotional media, including print advertising in national periodicals, local newspapers and specialty publications; Internet advertising; national radio advertising predominately on talk/news stations; direct mail campaigns; public relations; and affinity marketing programs. To fund its marketing activities, the Company increased its marketing budget to $1.8 million in 1997 from $930,000 in 1996 and has substantially increased its marketing budget for 1998.


     In addition to its national advertising, the Company undertakes more concentrated advertising campaigns on a regional basis, utilizing print, radio and billboards to build further brand awareness and target less rate-sensitive consumers. As these regional campaigns penetrate each market, management plans to combine them into a unified, national campaign. As part of these efforts, the Company intends to establish, on a test basis, low-cost, small regional business development offices to coordinate marketing activities and asset acquisition activities in a geographic region. The Company currently has a small regional business development office in Los Angeles. Management believes that such offices will increase customer response rates and sales of products to new and existing customers in the regions in which such offices are located, while maintaining the Company's low-cost operating structure.


  Customer Incentive Programs


     In addition to the Company's traditional advertising methods, the Company employs the following programs designed to leverage its existing account base to sell additional products and services and attract new customers.



     Refer-A-Saver. In 1995, TeleBank introduced its Refer-a-Saver program, pursuant to which it pays cash to existing customers who refer new customers to TeleBank. This program, which lowers the marketing cost associated with each new customer by approximately two-thirds, is responsible for nearly 10% of all new customers.



     Preferred Saver. As an incentive to maintain multiple accounts with TeleBank, TeleBank offers lower minimum balances and higher rates on select products for customers with multiple accounts through its Preferred Saver program. Currently, approximately 30% of TeleBank's customers are enrolled in this program. Multiple account holders are more profitable for TeleBank because the marketing expense per dollar deposited by such customers is lower than that for new accounts, the cost of funds per depositor is lower and customer loyalty and franchise value are increased.


  Affinity Programs


     The Company's affinity marketing efforts are designed to reach targeted groups of consumers with the endorsement of their membership organization. In 1996, TeleBank started its PartnersPlus Affinity program by contracting with professional and other organizations to promote the Company's savings and investment products. The Company believes that such programs increase customer conversion rates as a result of the association's third party endorsement. Currently, TeleBank has affinity programs with 10 organizations, with a total of more than one million members, and is currently exploring possible affinity programs with several additional organizations comprising more than five million members. The current PartnersPlus Affinity program participants include the National Association of Realtors, the Association of Women's Health, Obstetric and Neonatal Nurses and the National Council of Senior Citizens.


STRATEGIC ALLIANCES


     The Company continually seeks to complement current value-based product selection by forming strategic alliances with established third party financial service providers to develop and market new products and services. In addition, the Company gains new distribution channels by offering its own product line through consumer networks of its alliance participants. For example, the Company has established strategic alliances with USG Annuity & Life Company and Jackson National Life Insurance Company to provide annuities through TeleDirect and with E-Loan to provide residential mortgage loans. The Company has also entered into a strategic alliance with E*Trade through which the Company and E* Trade intend to co-market each other's financial products and services to new or existing customers. The Company's marketing strategy also includes joint marketing initiatives that highlight the Company's alternative delivery platforms. For instance, the Company believes that an alliance with a Web search engine to offer the Company's products and services to targeted groups of customers through the search engine's home page would be an effective platform through which to market the Company's products and services, as well as its alternative delivery channels. By expanding its product line and its Internet accessibility, the Company seeks to leverage its existing customer base to cross-sell these new products and services, thereby capturing such benefits as lower customer acquisition costs and higher profit margins.


MODEL TRANSACTIONS

     The following are descriptions of model transactions designed to illustrate the implementation of the Company's strategy and the mechanics of a transaction for a current or prospective customer.

  Accessing TeleBank Through Multiple Remote Channels


     A TeleBank customer accesses her accounts by going to the Internet banking page on TeleBank's Web site and typing in her secure access codes. The customer checks account balances and transfers funds to her checking account from her savings account, and pays some bills while logged onto TeleBank's Internet banking system by using the bill paying function. The next day, the customer withdraws cash from her checking account from an ATM in the Cirrus network and confirms that funds wire transferred to the customer's TeleBank account have been received. The customer is not charged a transaction fee by TeleBank. Later, she telephones the Company's call center and receives confirmation from a TeleBanker that funds wire transferred to the customer's TeleBank account have been received.


  Attracting New Customers Through PartnerPlus Affinity Program


     Members of the 10 organizations which participate in TeleBank's PartnerPlus Affinity program, such as the National Association of Realtors, receive newsletters or other communications from such organizations that include information regarding the financial products and services that TeleBank offers to such members. These communications alert members that they are eligible for the special products that TeleBank has customized for their organization. For example, members of a participant of a PartnerPlus Affinity program may be offered interest rates on accounts maintained with TeleBank that are higher than the rates offered to the general public, may have a separate toll-free telephone number to reach TeleBankers for member accounts and may be offered lower fees on specific products. The member, after reading the information in the organization's communications, calls a TeleBanker that evening to purchase a one-year CD because it offers a higher rate of interest than that offered by the customer's current depository institution.


  Cross-Selling Additional Value-Added Products


     A prospective customer interested in the rates available on the SmartSaver account calls TeleBank after hearing a Company radio promotion. The TeleBanker advises the customer that she would earn a higher interest rate if she transferred her savings account to TeleBank. The TeleBanker also mentions to the prospective customer that TeleBank offers competitive CD rates, and the customer requests additional information on the CD products as well as an application kit for the SmartSaver account. During a customer service call a few months after the customer has established accounts at TeleBank, another TeleBanker notes from the Company's electronic database that the customer had inquired about savings products, and informs her that the Company is now offering a fixed rate annuity that may satisfy the customer's demands. At her request, the TeleBanker transfers the customer to an insurance-licensed service representative in a separate call center for the non-FDIC insured products offered by the Company. This customer service representative informs the customer about the features of the annuity and arranges for her to receive information regarding the fixed rate annuity product offerings. Upon receiving the information, the customer completes and mails the application and invests in a co-branded, fixed rate annuity from the Company through an automatic debit from the customer's checking account.



     Certain products, such as fixed rate annuities, are not currently offered by the Company. Although the Company intends to offer such products in 1998, its ability to do so is subject to numerous factors, many of which are beyond the Company's control. Accordingly, there can be no assurance that the Company will actually introduce and offer such products within the time periods indicated, or at all. See "-- Products."

ASSET ACQUISITION STRATEGY


     The Company's asset acquisition strategy is focused on investing in one-to-four unit, single-family mortgage loans and mortgage-backed securities purchased in the secondary market, rather than originating loans. By purchasing rather than originating mortgage loans, the Company eliminates some of the expenses associated with the loan origination function. At March 31, 1998, the Company's residential mortgage assets represented 81.3% of the Company's total interest-earning assets. The Company also believes that, by purchasing a seasoned and geographically diverse portfolio, it is better able to manage credit quality risk. The Company seeks to manage interest rate risk through matching the maturities of its deposit solicitations and borrowings as compared with its asset purchases and the use of certain hedging techniques to operate profitably in various interest rate environments. In addition to retail deposits, the Company's funding sources include borrowings from the FHLB, securities sold under agreements to repurchase and subordinated debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.


COMPETITION


     The financial services industry in the United States is highly competitive and characterized currently by rapid change. The Company competes throughout the United States with other savings banks, savings and loan associations, commercial banks, credit unions, brokerage firms, mutual funds, insurance companies and other financial institutions. The Company's competitors include traditional financial institutions that operate on a nationwide scale, regional financial institutions, brokerage firms such as Charles Schwab & Co., Inc. and Merrill Lynch & Co., and Internet-based financial institutions such as Net.B@nk. As the Company expands its products and services, it expects to face increased competition from additional sources, including insurance brokers and mortgage bankers. Many of the financial institutions and other companies with which the Company currently competes or may compete in the future have significantly greater capital and management resources than does the Company.



     The Company believes that customers choose financial products and services primarily on the basis of price, service, convenience and product quality. The Company believes that it attracts and retains customers primarily because of its high value savings and investment products which offer a higher interest rate or lower fee than the products offered by many of its competitors, the convenience of its alternative delivery channels and its high quality customer service.


     Because the Company purchases rather than originates residential mortgage loans and mortgage-backed securities, the Company's competitors for such investments are primarily commercial banks, savings banks, mortgage brokers, pension funds, real estate investment trusts and other financial service providers that purchase mortgage-related products. The Company believes that the secondary market for residential mortgage loans is large and relatively fluid, with pricing typically a function of supply and demand and general market conditions. As to such investments, the Company competes principally on the basis of bid price. The Company believes that it is able to compete effectively for mortgage loans and mortgage-backed securities primarily because of its relatively low cost infrastructure. See "Risk Factors -- Competition."

GOVERNMENT REGULATION


     General. TeleBanc Financial, as a savings and loan holding company, and TeleBank, as a federally chartered savings bank, are subject to extensive regulation, supervision and examination by the OTS as their primary federal regulator. TeleBank also is subject to regulation, supervision and examination by the FDIC and as to certain matters by the Federal Reserve Board. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" and Note 3 of the Notes to Consolidated Financial Statements of the Company as to the effect of certain laws, rules and regulations on the operations of the Company and TeleBank. Set forth below is a description of certain key aspects of these regulatory requirements and of certain recent regulatory developments.

     Thrift Charter Legislation. In September 1996, legislation (the "1996 Legislation") was enacted to address the undercapitalization of SAIF, of which TeleBank is a member. As a result of the 1996 Legislation, the FDIC imposed a one-time special assessment of 0.657% on deposits insured by the SAIF as of March 31, 1995. TeleBank incurred a one-time charge of $1.7 million (before taxes) to pay for the special assessment based upon its level of SAIF deposits as of March 31, 1995. After the SAIF was deemed to be recapitalized, TeleBank's deposit insurance premiums to the SAIF were reduced as of September 30, 1996. TeleBank expects that its future deposit insurance premiums will continue to be lower than the premiums it paid prior to the SAIF recapitalization.



     The 1996 Legislation requires the merger of the Bank Insurance Fund and SAIF into a single deposit insurance fund on January 1, 1999, but only if the thrift charter is eliminated by that date. Congress has been considering various forms of financial modernization legislation some of which would have required a federally chartered savings bank, such as TeleBank, to convert its charter to a national or state bank charter. However, the House of Representatives passed a financial modernization bill on May 13, 1998, that would not require TeleBank to convert its charter. Nevertheless, if legislation ultimately were to be enacted that required TeleBank to convert its charter, the Company would become a bank holding company subject to Federal Reserve Board regulation.



     In the absence of appropriate "grandfather" provisions, such legislation could have an adverse effect on TeleBank and the Company. Such legislation could, for example, subject the Company to regulatory capital requirements for the first time and place limitations on the type of business activities it can conduct, although the Company's current activities would remain permissible under the legislation considered by the United States Congress to date. The Company is unable to predict whether, and in what form, any such legislation is likely to be enacted and the effect such legislation might have on the Company and TeleBank.



     Regulatory Capital Levels of TeleBank. As a federal savings bank, TeleBank is subject to minimum capital requirements prescribed by federal statute and OTS regulations. At March 31, 1998, TeleBank's tangible, core, tier 1 risk-based and total risk-based regulatory capital ratios were 5.5%, 5.5%, 11.0%, and 11.6%, respectively. TeleBank's capital ratios exceeded the requirements under FIRREA as well as the standards established for "well capitalized" institutions under the prompt corrective action regulations established pursuant to FDICIA.



     FDICIA requires OTS to take "prompt corrective action" with respect to savings associations that do not meet minimum capital requirements. The OTS's prompt corrective action regulation establishes five capital categories for thrift institutions: well capitalized, adequately capitalized, undercapitalized, severely undercapitalized and critically undercapitalized. The OTS has the discretion under the prompt corrective action regulations to reclassify an institution from one category to the next lower category, for example, from "well capitalized" to "adequately capitalized," if, after notice and an opportunity for a hearing, the OTS determines that the institution is in an unsafe or unsound condition or has received and has not corrected a less than satisfactory examination rating for asset quality, management, earnings or liquidity.


     The OTS has indefinitely delayed implementation of an interest-rate risk component of its risk-based capital regulation pending the testing of an OTS appeals process. Under that component, an institution that would experience a change in "portfolio equity" in an amount in excess of 2.0% of the institution's assets as a result of a 200 basis point increase or decrease in the general level of interest rates would be required to maintain additional amounts of risk-based capital based on the lowest interest rate exposure at the end of the three previous quarters. At March 31, 1998, TeleBank would not have been required to maintain additional amounts of risk-based capital had the interest-rate risk component of the capital regulations been in effect.


     If TeleBank were to become "undercapitalized" under the prompt corrective action regulations, it would be required by statute to file a capital restoration plan with the OTS setting forth, among other things, the steps TeleBank would take to become "adequately capitalized." The OTS could refuse to accept the plan unless TeleBanc Financial guaranteed in writing TeleBank's compliance with the plan. The aggregate liability of TeleBanc Financial under such a commitment would be limited to the lesser of (i) an amount equal to 5.0% of TeleBank's total assets at the time that TeleBank became "undercapitalized" and (ii) the amount necessary to bring TeleBank into compliance with all applicable capital standards as of the time that TeleBank fails to comply with its capital plan. If TeleBanc Financial refused to provide the guarantee, TeleBank would be subject to the more restrictive supervisory actions applicable to "significantly undercapitalized" institutions. Moreover, if TeleBank were to become "critically undercapitalized" (which is defined to include institutions that still have a positive net worth) it would be subject to the appointment of a receiver or conservator.



     TeleBank's ability to maintain or increase its capital levels in future periods will be subject, among other things, to general economic conditions. As a result, although TeleBank's regulatory capital ratios at March 31, 1998 met the ratios established for "well capitalized" institutions, there can be no assurance that TeleBank will be able to maintain levels of capital sufficient to continue to meet the standards for classification as "well capitalized" under the prompt corrective action standards.



     Qualified Thrift Lender Requirement. For TeleBank to exercise the powers granted to federally chartered savings institutions and maintain full access to FHLB advances, it must constitute a qualified thrift lender ("QTL"). A savings association will constitute a QTL if its qualified thrift investments continue to equal or exceed 65% of its portfolio assets on a monthly average basis in nine out of every 12 months. At March 31, 1998, TeleBank's qualified thrift investments constituted 85.75% of portfolio assets, and TeleBank has been in compliance with this requirement for at least nine out of the prior 12 months.


     Qualified thrift investments generally consist of various housing related loans and investments (such as residential construction and mortgage loans, home improvement loans, mobile home loans, home equity loans and mortgage-backed securities), small business loans, credit card and educational loans, and shares of stock issued by any FHLB, the Federal Home Loan Mortgage Corporation or the Federal National Mortgage Association. In addition, the following assets may be categorized as qualified thrift investments in an amount not to exceed 20% of the savings association's aggregate portfolio assets: (i) 50% of the dollar amount of residential mortgage loans originated and sold within 90 days of origination; (ii) investments in securities of a service corporation that derives at least 80% of its income from residential housing finance; (iii) 200% of loans and investments made to acquire, develop or construct starter homes or homes in credit needy areas (subject to certain conditions); (iv) 200% of loans for the purchase or construction of churches, schools, community service facilities, nursing homes and hospitals in credit needy areas; and (v) consumer loans (other than credit card and education loans). For purposes of the QTL test, the term "portfolio assets" means the savings association's total assets minus goodwill and other intangible assets, the value of property used by the savings association to conduct its business, and liquid assets held by the savings association in an amount up to 20% of its total assets.


     A savings association that fails to constitute a QTL must limit its future investments and activities (including branch development and payments of dividends) to those permitted for both savings associations and national banks. Additionally, any such savings association will be ineligible to receive further FHLB advances and, beginning three years after the loss of QTL status, will be required to repay outstanding FHLB advances and dispose of, or discontinue, any pre-existing investment or activities not permitted for both savings associations and national banks. Finally, within one year of the loss of QTL status, the holding company of a savings association must register as a bank holding company and will be subject to all statutes applicable to bank holding companies, including capital requirements. While the restrictions on the investments and activities of TeleBank and the Company that would be imposed if TeleBank were to fail the QTL test should not have a material adverse effect on the Company or TeleBank based on their current operations, the loss of FHLB advances could adversely affect TeleBank's liquidity.



     Restrictions on Brokered Deposits. A depository institution that is not "well capitalized" under OTS prompt correction action regulations is prohibited from accepting or renewing deposits through a deposit broker or offering rates of interest on insured deposits that are "significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions in such depository institution's normal market area" unless a waiver is received from the FDIC. Institutions that receive a waiver from the FDIC are nevertheless subject to limits on the rates of interest they may pay on such deposits. In January 1998, TeleBank began to use brokers to acquire CDs that contain call features. At March 31, 1998, TeleBank had approximately $42.3 million in deposits obtained through such brokers in the form of callable CDs. If TeleBank failed to remain well capitalized under the prompt corrective action regulations, it would no longer be permitted to sell callable CDs through a broker, and the regulatory restrictions on deposit interest rates that could be paid on deposits could adversely affect TeleBank's operations in light of TeleBank's strategy of offering premium yield deposits.



     Community Reinvestment Act. As an FDIC-insured savings association, TeleBank is subject to the Community Reinvestment Act of 1977 ("CRA"), under which it has a continuing and affirmative obligation to help meet the credit needs of its local communities, including low- and moderate-income neighborhoods (i.e., its assessment area). In addition, the OTS is required under the CRA to take into account TeleBank's CRA record in determining whether to approve various applications. As a result of TeleBank's non-traditional operating plan, specifically its nationwide operations and its lack of direct lending activities, there is considerable uncertainty as to how to evaluate TeleBank's CRA performance. Currently, TeleBank has designated Arlington County, Virginia as its "assessment area" and is evaluated on the basis of its acquisition of residential mortgage loans secured by property located in this area. Based on an OTS examination dated as of February 18, 1997, TeleBank was rated "satisfactory" for CRA purposes. TeleBank has requested that OTS designate it a "wholesale" institution under recent revisions to CRA regulations. Such a designation would provide the OTS with greater flexibility in reviewing TeleBank's CRA record, including permitting TeleBank to define a broader assessment area and giving greater emphasis to services provided by TeleBank to low- and moderate-income areas.



     Sources of Funds for Cash Dividends. TeleBanc Financial has traditionally invested substantially all of its available liquid assets in TeleBank. The ability of TeleBanc Financial to pay dividends and its liquidity are primarily derived from, and dependent on, TeleBank's ability to pay dividends to TeleBanc Financial. In general, TeleBank pays dividends to TeleBanc Financial only to the extent that funds are needed to cover operating expenses, to service the debt of TeleBanc Financial and to pay dividends to preferred stockholders. In addition, TeleBank's ability to pay dividends on its common stock is subject to certain restrictions. TeleBanc Financial does not currently intend to contribute all of the net proceeds of the Offering to TeleBank. Any restrictions on TeleBank's payment of dividends could adversely affect the ability of TeleBanc Financial to make payments on its debt and pay dividends on any outstanding preferred stock, which could in turn adversely affect its stockholders. See "Use of Proceeds."



     The OTS prompt corrective action regulation prohibits thrift institutions, such as TeleBank, from making "capital distributions" (defined to include a cash distribution or a stock redemption, but excluding dividends in the form of additional shares of capital stock) unless the institution is at least "adequately capitalized." Currently, an institution is considered "adequately capitalized" for this purpose if it has a leverage (or core capital) ratio of at least 4.0%, a tier 1 risk-based capital ratio of at least 4.0%, and a total risk-based capital ratio of at least 8.0%. At March 31, 1998, TeleBank's leverage, tier 1 risk-based and total risk-based capital ratios of 5.5%, 11.0%, and 11.6%, respectively, met the ratios established for "well capitalized" institutions and, thus, exceeded the ratios established for "adequately capitalized" institutions.


     Under the current OTS capital distribution regulation, as long as TeleBank meets the OTS capital requirements before and after the payment of dividends, it may pay out dividends without prior OTS approval equal to the higher of (i) 100% of net income to date over the calendar year and 50% of surplus capital existing at the beginning of the calendar year or (ii) 75% of its net income over the most recent four-quarter period. The OTS could require prior approval if it were to determine that TeleBank was "in need of more than normal supervision." In addition, the OTS retains general discretion to prohibit any otherwise permitted capital distribution on general safety and soundness grounds, and must be given 30 days' advance notice of all capital distributions, during which time it may object to any proposed distribution.


     Recently proposed revisions to the OTS capital distribution regulation would conform the definition of "capital distribution" to the definition used in the OTS prompt corrective action regulations. Under the proposal, TeleBank would continue to be required to provide a notice to OTS 30 days prior to the declaration of a dividend. The proposal would not impose a quantitative limitation on the amount of permissible capital distributions, but the OTS could disapprove a capital distribution if the institution would not be at least adequately capitalized under the OTS prompt correction action regulation following the distribution, if the distribution raised safety or soundness concerns, or if the distribution violated a prohibition contained in any statute, regulation, or agreement between the institution and the OTS, or a condition imposed on the institution by the OTS. The OTS would consider the amount of the distribution when determining whether it raised safety or soundness concerns.

     Interest on Deposits. Various proposals have been introduced in the Congress to permit the payment of interest on required reserve balances, and to permit savings institutions and other regulated financial institutions to pay interest on business demand accounts. While this legislation appears to have strong support from many constituencies, the Company is unable to predict whether such legislation will be enacted.

     Other Regulatory Proposals. During 1997 and 1998, the OTS continued its comprehensive review of its regulations to eliminate duplicative, unduly burdensome and unnecessary regulations. The OTS revised or has proposed revising regulations addressing electronic banking operations, deposit accounts, application processing and management of interest rate risk, investment securities and derivatives activities. The proposal on electronic banking operations would expand the services that TeleBank can provide electronically by permitting savings institutions to engage in any activity through electronic means that they may conduct through more traditional delivery mechanisms, including opening new deposit accounts and the establishment of loan accounts. The proposal also would allow savings institutions to market and sell electronic capacities and by-products to third parties if the capacities and by-products are acquired or developed in good faith as part of providing financial services.

     Liquidity Requirements. Recently adopted revisions to the OTS liquidity requirements lowered the minimum liquidity requirement for a federal savings institution from 5% to 4%, but made clear that an institution must maintain sufficient liquidity to ensure its safe and sound operation. The revisions also added certain mortgage-related securities and residential mortgage loans to the types of assets that can be used to meet liquidity requirements, and provided alternatives for measuring compliance with the requirements.

     ATM Surcharge Legislation. Various proposals have been introduced in Congress to restrict or prohibit an operator of an ATM from requiring non-customers to pay surcharges to use that operator's ATM. The Company is unable to predict at this time whether such legislation will be enacted.

EMPLOYEES


     At May 31, 1998, the Company had 67 full-time employees, and 16 part time employees. Management considers its relations with its employees to be excellent. The Company's employees are not represented by any collective bargaining group.


PROPERTIES

     The Company leases its principal office located at 1111 North Highland Street, Arlington, Virginia. The Company leases approximately 19,000 square feet in that location. The lease expires in 2005. Beginning in March 1998, the Company leased approximately 1,500 square feet of office space in Los Angeles, California as a small business development office. The Company believes that its facilities are adequate for its current operations.

LEGAL PROCEEDINGS


     There are no material pending legal proceedings to which the Company is a party or to which any of its property is subject.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table lists the current directors, executive officers and certain key employees of the Company:


                 NAME                   AGE                  POSITION
                 ----                   ---                  --------
David A. Smilow.......................  36    Chairman of the Board of Directors
Mitchell H. Caplan....................  40    Vice Chairman of the Board of
                                              Directors, Chief Executive Officer and
                                              President
Aileen Lopez Pugh.....................  30    Executive Vice President, Chief
                                              Financial Officer
Laurence Greenberg....................  36    Executive Vice President, Chief
                                              Marketing Officer
Michael Opsahl........................  35    Executive Vice President, Chief Credit
                                              Officer
Sang-Hee Yi...........................  34    Executive Vice President, Chief
                                              Operating Officer
David R. DeCamp.......................  39    Director
Arlen W. Gelbard......................  40    Director
Dean C. Kehler........................  41    Director
Steven F. Piaker......................  35    Director
Mark Rollinson........................  62    Director



     David A. Smilow has served as the Chairman of the Board of Directors since March 1994 and as Chief Executive Officer of TeleBanc Financial from March 1994 to April 1998. He has also served as the Chairman of the Board of Directors of TeleBank since January 1994 and as Chief Risk Management Officer of TeleBank since February 1996. Prior to January 1994, Mr. Smilow served as President of TeleBank. Mr. Smilow also serves as President of TCM. Mr. Smilow is the brother-in-law of Mr. Opsahl.



     Mitchell H. Caplan has served as the Vice Chairman of the Board of Directors and President of TeleBanc Financial since January 1994 and has served as Chief Executive Officer of TeleBanc Financial since April 1998. Mr. Caplan has also served as Vice Chairman, President and Chief Executive Officer of TeleBank since January 1994. Mr. Caplan also serves as Vice President of TCM. From 1990 until December 1993, Mr. Caplan was a member of the law firms of Danziger & Caplan and Zuckerman & Gore, where he represented and advised private and public commercial institutions.



     Aileen Lopez Pugh has served as Executive Vice President, Chief Financial Officer and Treasurer of TeleBanc Financial and TeleBank since August 1994. Prior to joining management of the Company, Ms. Pugh served as a director from April 1993 to August 1994. From December 1993 to May 1994, she served as a consultant to MET Holdings in connection with the organization of the Company and its initial public offering.



     Laurence Greenberg has served as Executive Vice President and Chief Marketing Officer of TeleBanc Financial and TeleBank since 1995, responsible for developing and implementing the Company's marketing strategy and overseeing the call center and deposit operations functions. From October 1994 to 1995, Mr. Greenberg served as Senior Vice President of Marketing. Prior to joining management of TeleBanc Financial and TeleBank, Mr. Greenberg served as a consultant to TeleBank between April and September 1994. From 1993 to April 1994, Mr. Greenberg was a Senior Associate at T.H. Land Research Group, Inc., a marketing research company serving direct marketing companies. From 1989 to 1993, Mr. Greenberg was a Marketing Manager for specialty publications with Capital Cities/ABC, Inc.

     Michael Opsahl has served as Executive Vice President and Chief Credit Officer of TeleBanc Financial, TCM and TeleBank since 1990, responsible for the development of the loan acquisition process, including the acquisition and pricing of loans and the swapping of purchased loan pools for mortgage-backed securities. Prior to joining the Company, Mr. Opsahl served as a trading assistant at the Federal Home Loan Mortgage Corporation. Mr. Opsahl is the brother-in-law of Mr. Smilow.



     Sang-Hee Yi has served as Executive Vice President and Chief Operating Officer of TeleBanc Financial and TeleBank since April 1996, responsible for operations and regulatory compliance. Prior to serving in her current position, Ms. Yi served as the compliance officer of TeleBanc Financial. From 1986 to April 1994, she was a federal thrift regulator at the OTS.



     David R. DeCamp has served as a director of TeleBanc Financial since its formation in March 1994 and as a director of TeleBank since July 1992. Mr. DeCamp is a Senior Vice President of Grubb & Ellis, a commercial real estate broker. From 1988 to 1996, Mr. DeCamp was a commercial real estate broker with Cassidy & Pinkard, Inc. Mr. DeCamp is the Chairman of the Audit and Compliance Committees of TeleBanc Financial and TeleBank, respectively.



     Arlen W. Gelbard has served as a director of TeleBanc Financial and TeleBank since April 1996. Mr. Gelbard is a member of the law firm of Hofheimer Gartlir & Gross, LLP, New York, New York where he specializes in transactional real estate, lending, leasing, foreclosures and workouts since 1982. Mr. Gelbard is the Chairman of the Compensation Committees of the Company and TeleBank, respectively. On June 30, 1998, Mr. Gelbard will join the Company as its General Counsel and resign his position as a director of TeleBanc Financial and TeleBank.



     Dean C. Kehler has served as a director of TeleBanc Financial and TeleBank since March 1997. Mr. Kehler has been a Managing Director of CIBC Wood Gundy Securities, a subsidiary of CIBC World Markets, and co-head of the High Yield Group since August 1995. From February 1990 to August 1995, Mr. Kehler was a founding partner and Managing Director of The Argosy Group, L.P., which was acquired by CIBC Wood Gundy Securities in August 1995.



     Steven F. Piaker has served as a director of TeleBanc Financial and TeleBank since March 1997. Since January 1997, Mr. Piaker has been a Senior Vice President of Conning & Company, a provider of asset management, private equity capital, corporate finance services and research to the insurance and financial services industries, which he joined in 1994. From September 1992 to June 1994, Mr. Piaker served as a Senior Vice President of Conseco, Inc. where he was involved in company-sponsored leveraged buyouts and private placements in the insurance industry.



     Mark Rollinson has served as a director of TeleBanc Financial since its formation in March 1994 and as a director of TeleBank since 1992. He has been a self-employed attorney in Leesburg, Virginia, for the past ten years.



     Messrs. Kehler and Piaker were elected to the Board of Directors of TeleBanc Financial pursuant to the Certificate of Designation of the Preferred Stock (the "Certificate of Designation"). See "Description of
Securities -- Preferred Stock."

COMMITTEES OF THE BOARD OF DIRECTORS

     Each of the Board of Directors of TeleBanc Financial and TeleBank has a Compensation Committee, an Audit and Compliance Committee and a Stock Option Committee. The respective committees of the Boards of TeleBanc Financial and TeleBank are comprised of the same members and meet simultaneously. The members of each of the Compensation Committee and of the Audit and Compliance Committee of TeleBanc Financial and TeleBank are Messrs. DeCamp, Gelbard, Kehler and Piaker.

     The Compensation Committee establishes compensation for directors, reviews compensation for all executive officers on an annual basis and reviews the overall bonus plan offered to all employees of TeleBanc Financial and TeleBank. The Audit and Compliance Committee reviews TeleBank's compliance with regulatory matters and the scope of the internal auditors and the independent annual audit. It also reviews the independent accountants' letter to management concerning the effectiveness of the Company's internal financial and accounting controls and management's response to the letter. In addition, the Audit and Compliance Committee reviews and recommends to TeleBanc Financial's Board of Directors the firm to be engaged as the Company's independent accountants. The Audit and Compliance Committee may also examine and consider other matters relating to the financial affairs of TeleBanc Financial and TeleBank as it deems appropriate.

     The Stock Option Committee, which consists of the same members as the Compensation Committee, administers the 1997 Stock Option Plan. The Stock Option Committee selects the employees and independent contractors of the Company to whom options will be granted.


     In addition, TeleBanc Financial's Board of Directors acts as a nominating committee for selecting nominees for election as directors, and TeleBanc Financial's Bylaws also permit stockholders eligible to vote for the election of directors at the Annual Meeting to make nominations for directors if such nominations are made pursuant to timely written notice to TeleBanc Financial's corporate secretary.


DIRECTOR COMPENSATION


     Non-employee directors of TeleBanc Financial receive $750 for each Board of Directors and committee meeting attended, up to an aggregate of $3,000 per director annually. Non-employee directors of TeleBank receive $750 for each TeleBank Board of Directors and committee meeting attended, up to an aggregate of $12,000 per director annually. In addition, non-employee directors are reimbursed for travel costs and other out-of-pocket expenses incurred in attending such meetings.



     As additional compensation for services provided to the Company, in May 1994, TeleBanc Financial granted to each of Messrs. DeCamp and Rollinson options to acquire 10,000 shares of Common Stock, at an exercise price of $3.063 per share. As of the date of this Prospectus, these options are fully vested. Mr. Rollinson has exercised options to acquire 10,000 shares of Common Stock. In August 1996, TeleBanc Financial granted to each of Messrs. DeCamp, Gelbard and Rollinson options to acquire 20,000 shares of Common Stock, of which options to acquire 24,000 in the aggregate are vested. As of the date of this Prospectus, options to acquire 70,000 shares of Common Stock held in the aggregate by such directors are outstanding.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by TeleBanc Financial and TeleBank to the executive officers of the Company named (the "Named Executive Officers"), for services rendered to the Company in all capacities during the periods indicated. The Company has not granted any stock appreciation rights ("SARs").

                           SUMMARY COMPENSATION TABLE


                                                                                 LONG-TERM
                                                                            COMPENSATION AWARDS
                                                                        ----------------------------
                                              ANNUAL COMPENSATION       SECURITIES
                                           --------------------------   UNDERLYING      ALL OTHER
       NAME AND PRINCIPAL POSITION         YEAR    SALARY     BONUS      OPTIONS     COMPENSATION(1)
       ---------------------------         ----   --------   --------   ----------   ---------------
David A. Smilow..........................  1997   $205,000   $200,000    200,000         $15,000
  Chairman of the Board of Directors       1996    205,000    188,000         --          15,000
                                           1995    205,000    150,000         --          15,000
Mitchell H. Caplan.......................  1997   $205,000   $200,000    200,000         $15,000
  Vice Chairman, Chief Executive           1996    205,000    188,000         --          15,000
  Officer and President                    1995    205,000    150,000         --          15,000
Aileen Lopez Pugh........................  1997   $ 79,500   $100,000     20,000         $13,913
  Executive Vice President,                1996     75,000     60,000     30,000          13,500
  Chief Financial Officer                  1995     75,000     60,000     10,000          13,500


---------------

(1) The total amounts shown in the "All Other Compensation" column for each year presented represents the dollar value of contributions made by the Company to the ESOP for the account of the Named Executive Officer.



     The following table sets forth certain information with respect to the options to purchase Common Stock granted to the Named Executive Officers in 1997. All options were granted under the Company's 1994 or 1997 Stock Option Plan. The Company has not granted any SARs.


                             OPTION GRANTS IN 1997

                                              INDIVIDUAL GRANTS(1)                       POTENTIAL REALIZABLE VALUE
                            ---------------------------------------------------------    AT ASSUMED ANNUAL RATES OF
                               NUMBER OF        % OF TOTAL     EXERCISE                 STOCK PRICE APPRECIATION FOR
                              SECURITIES        OPTIONS TO      OR BASE                        OPTION TERM(1)
                              UNDERLYING        EMPLOYEES      PRICE PER   EXPIRATION   ----------------------------
           NAME             OPTIONS GRANTED   IN FISCAL YEAR     SHARE        DATE          5%              10%
           ----             ---------------   --------------   ---------   ----------   -----------    -------------
David A. Smilow...........    200,000(2)           35.0%        $ 6.75      2/28/07      $849,008       $2,151,552
Mitchell H. Caplan........    200,000(2)           35.0           6.75      2/28/07       849,008        2,151,552
Aileen Lopez Pugh.........     20,000(3)            3.5           6.75      2/15/07        84,901          215,155

---------------
(1) The dollar amounts under these columns are the result of calculations at the 5% and 10% assumed annual growth rates mandated by the rules and regulations promulgated by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, in the Common Stock price.
(2) Options vested 20% upon grant on February 28, 1997 and 20% become exercisable ratably in each subsequent year through 2001.
(3) Option vested 20% upon grant on February 15, 1997 and 20% becomes exercisable ratably in each subsequent year through 2001.

     The following table sets forth information with respect to outstanding options held by the Named Executive Officers as of December 31, 1997. None of the Named Executive Officers exercised any stock options during 1997.


                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                                        NUMBER OF SECURITIES
                                    UNDERLYING UNEXERCISED OPTION          VALUE OF UNEXERCISED IN-THE-MONEY
                                         AT FISCAL YEAR END                 OPTIONS AT FISCAL YEAR END (1)
                                   -------------------------------         ---------------------------------
              NAME                 EXERCISABLE       UNEXERCISABLE          EXERCISABLE        UNEXERCISABLE
              ----                 -----------       -------------         -------------       -------------
David A. Smilow..................    208,584            202,146            $1,014,696(2)        $572,424(2)
Mitchell H. Caplan...............    208,584            202,146             1,014,696(2)         572,424(2)
Aileen Lopez Pugh................     32,000             38,000               163,375(3)         148,500(3)

---------------
(1) Based on last reported sale price of the Common Stock on December 31, 1997 of $8.875 per share and applicable per share exercise price for the options.
(2) On April 28, 1994, Messrs. Smilow and Caplan were each granted options to purchase 85,234 shares of Common Stock with an exercise price of $3.063 per share and options to purchase 124,956 shares of Common Stock with an exercise price of $3.563 per share. These options expire in April 2004. The options vested 20% upon grant, and 20% vests ratably on each of the next four anniversaries of the grant. Also Messrs. Smilow and Caplan were granted nonqualified options to purchase 200,000 shares of Common Stock on February 28, 1997 with an exercise price of $6.75 and an expiration date of February 28, 2007, which vested 20% upon grant, and 20% vest ratably on each of the next four anniversaries of the grant. The options expire 10 years after grant.
(3) The Company has granted a total of 70,000 options to Ms. Pugh: 10,000 options granted on April 28, 1994 with an exercise price of $3.063, 10,000 options granted on February 15, 1995 with an exercise price of $2.75, 30,000 options granted on February 15, 1996 with an exercise price of $3.875 and 20,000 options granted on February 15, 1997 with an exercise price of $6.75. The options expire in April 2004, February 2005, February 2006 and February 2007, respectively. Twenty percent of each grant of options vested on the date of grant and 20% vest ratably on the anniversary of each date of grant in each of the subsequent four years.

STOCK OPTION PLANS


  1998 Stock Incentive Plan



     The 1998 Stock Incentive Plan (the "1998 Plan") authorizes the issuance of up to 500,000 shares of Common Stock upon the exercise of stock options, stock appreciation rights and the award of restricted stock ("Stock Award"). The 1998 Plan became effective on May 27, 1998, and terminates on May 27, 2008. The Plan is administered by the Stock Option Committee of the Board of Directors (the "Stock Option Committee") or by any other committee duly appointed by the Board of Directors or if no Stock Option Committee is appointed, by the Board of Directors. As of the date of this Prospectus, no options had been granted pursuant to the 1998 Plan.



     Key employees, officers, directors and persons performing consulting or advisory services for the Company or its affiliates, as defined in the 1998 Plan, who are designated by the Common Stock Committee, are eligible to receive awards under the 1998 Plan. Awards may be made in the form of stock options, Stock Awards or stock appreciation rights ("SARs"). Stock options granted under the 1998 Plan may be either incentive stock options or non-qualified stock options. Incentive stock options may be granted only to employees of the Company or any of its affiliates. Participants may also be granted Stock Awards, which are shares of Common Stock granted subject to the satisfaction of certain specified conditions. Participants may also be granted a SAR that entitles the holder to receive the difference between the fair market value of the shares on the date of grant and the date of exercise of the shares of Common Stock subject to the award. SARs may be granted in relation to a particular option awarded under the 1998 Plan and exercisable only upon surrender to the Company, unexercised, of that portion of the option to which the SAR relates. As of June 3, 1998, approximately 25 employees, eight directors and executive officers were eligible to receive awards under the 1998 Plan.



     Options granted under the 1998 Plan are exercisable only to the extent vested on the date of exercise, and no options may be exercised more than 10 years from the date the option is granted (five years in the case of an incentive stock option granted to an optionee who owns more than 10% of the total outstanding Common Stock). The exercise price per share of each option granted under the 1998 Plan may not be less than 100% (110% in the case of an optionee who owns more than 10% of the total outstanding Common Stock) of the fair market value of the Common Stock on the date of grant. Fair market value is the last sale price of the Common Stock as reported on the over-the-counter market or, if the Company is quoted on the Nasdaq National Market, the closing price of the Common Stock as quoted on the Nasdaq National Market on that date or, if there are no sales of shares reported on that date, the last sale price or the closing price as reported on the over-the-counter market or quoted on the Nasdaq National Market, respectively, on the next preceding date on which sales of Common Stock were reported. To the extent that the aggregate fair market value (determined on the option grant date) of the shares of Common Stock with respect to which incentive stock options are exercisable exceeds $100,000, such options are deemed not to be incentive stock options.



     An option may be exercised, in full or in part, provided that the option is vested. Options may be exercised by written notice delivered to the Company accompanied by payment of the option exercise price payable (i) in cash, (ii) with Common Stock owned by the participant, (iii) by delivery to the Company of
(x) irrevocable instructions to deliver directly to a broker the stock certificates representing the shares for which the option is being exercised and
(y) irrevocable instructions to such broker to sell the stock and to deliver promptly to the Company the portion of the proceeds equal to the option exercise price and any amount necessary to satisfy the Company's obligation for withholding taxes, or (iv) any combination thereof. The Common Stock used to pay the option exercise price or any portion thereof will be valued at the fair market value of such Common Stock on the date of exercise and must have been held for at least six months.



     The Stock Option Committee administering the 1998 Plan has the authority to determine the circumstances under which options vest upon termination of the employment or service of the participant for any reason. Unless otherwise provided by the Stock Option Committee, vesting of an option generally ceases on the date that an option holder terminates employment or service for any reason with the Company or an affiliate. Options granted under the 1998 Plan terminate on the date three months after the date on which the participant terminates employment, or the expiration under the terms of the option agreement, whichever period is shorter except in the case of death, disability or retirement. If a participant terminates employment by reason of death or disability, or the participant's death occurs after termination of employment or service but before the option has expired, the option held by such participant may be exercised, to the extent exercisable, for a period of one year from the date of death or disability or until the expiration of the stated term of such option, whichever period is shorter. In the event of termination "for cause," any unexercised option held by such participant shall be forfeited immediately upon the giving of notice of such termination of employment or service for cause to the participant.



     Options are not transferable by a participant during the participant's lifetime and may not be assigned, exchanged, pledged, transferred or otherwise encumbered or disposed of except by will or by the applicable laws of descent and distribution. Under the 1998 Plan, an option that is not an incentive stock option may be transferred to immediate family members of the option holder or to a trust or partnership for such family members; provided, however, that the option holder receives no consideration for such transfer. In the event of such transfer, the option and any corresponding SAR that relates to such option must be transferred to the same person or persons or entity or entities.



     Stock Awards by the Stock Option Committee will be subject to such restrictions as the Stock Option Committee may impose thereon (the "Restrictions"), including continuous employment or service with the Company or any of its affiliates for a specified term or the attainment of specific corporate, divisional or individual performance standards or goals. If the Stock Option Committee, on the date of the Stock Award, prescribes that a Stock Award shall become nonforfeitable and transferable only upon the attainment of certain performance objectives, the shares subject to such Stock Award shall become nonforfeitable and transferable only to the extent that the Stock Option Committee certified that such objectives have been achieved. The Committee may endorse a legend on the certificates representing the Stock Award to prevent a violation of the requirements of the Securities Act, or to implement the Restrictions with respect to such Stock Award. The Committee may also require that the participant deliver to the Company a written statement in which the participant represents and warrants that the shares in the Stock Award are being acquired for the participant's own account and not with a view to the resale or distribution thereof.



     Stock Awards are nontransferable except by the laws of descent and distribution. No right or interest of a participant in a Stock Award shall be liable for, or subject to, any lien, obligation or liability of such participant. Notwithstanding the restriction on transferability, the Stock Option Committee may provide that a Stock Award may be transferred to members of the participant's immediate family, provided that the participant does not receive consideration for the transfer. The transferee of a Stock Award shall be bound by the same terms and conditions that governed the Stock Award during the period that it was held by the participant.



     Upon the issuance of a Stock Award to a participant, the stock certificate representing the Stock Award will be issued and transferred to and in the name of the participant, whereupon the participant will be entitled to all rights of a stockholder of the Company with respect to such Stock Award, including the rights to vote such shares and to receive dividends. The Company will hold such stock certificate in custody, together with stock powers executed by the participant in favor of the Company, until the Restricted Period expires and the restrictions imposed on the Stock Award are satisfied.



     The Stock Option Committee has authority to designate each individual to whom SARs are to be granted and to specify the number of shares covered by such awards. No participant may be granted corresponding SARs that are related to incentive stock options which are first exercisable in any calendar year for stock having an aggregate fair market value that exceeds $100,000. Corresponding SARs may be granted either at the time of the grant of such option or at any subsequent time prior to the expiration of such option; provided, however, that corresponding SARs shall not be offered or granted in connection with a prior option without the consent of the participant holding such option.



     The maximum period in which a SAR may be exercised will be determined by the Stock Option Committee, except that no corresponding SAR that is related to an incentive stock option shall be exercisable after the expiration of ten years from the date such related option was granted. In the case of a SAR that is related to an incentive stock option granted to a participant who is or is deemed to be a holder of more than 10% of the outstanding Common Stock, such corresponding SAR shall not be exercisable after the expiration of five years from the date such related option was granted. The terms of any corresponding SAR that is related to an incentive stock option may provide that it is exercisable for a period less than such maximum period.



     Subject to the provisions of the 1998 Plan and the applicable SAR agreement, a SAR may be exercised in whole at any time or in part from time to time at such times and in compliance with such requirements as the Stock Option Committee shall determine; provided, however, that a corresponding SAR that is related to an incentive stock option may be exercised only to the extent that the related option is exercisable and only when the fair market value exceeds the option exercise price of the related option. A SAR granted under the 1998 Plan may be exercised with respect to any number of whole shares less than the full number for which the SAR could be exercised. A partial exercise of a SAR shall not affect the right to exercise the SAR from time to time in accordance with the 1998 Plan and the related agreement with respect to the remaining shares of Common Stock subject to the SAR. The exercise of a corresponding SAR shall result in the termination of the related option to the extent of the number of shares of Common Stock with respect to which the SAR is exercised.



     At the Stock Option Committee's discretion, the amount payable as a result of the exercise of a SAR may be settled in cash, Common Stock or a combination of cash and Common Stock.

     SARs granted under the 1998 Plan are not transferable except by will or by the laws of descent and distribution. During the lifetime of the participant to whom the SAR is granted, the SAR may be exercised only by the participant. The Stock Option Committee may grant SARs that may be transferred to immediate family members to the extent and on such terms as may be permitted by Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In the event of any such transfer, a corresponding SAR and the related option must be transferred to the same person or persons or entity or entities. The holder of a transferred SAR will be bound by the same terms and conditions that governed the SAR during the period that it was held by the participant.



     Subject to any required stockholder action, the number of shares of Common Stock subject to each outstanding award and the exercise price per each such share of Common Stock subject to an option or SAR will be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a subdivision or consolidation of shares of Common Stock or other capital readjustment or the payment of a stock dividend (but only on the Common Stock) or any other increase or decrease in the number of shares effected without receipt of consideration by the Company. If the Company is the surviving company in a merger or consolidation and unexercised options remain outstanding under the 1998 Plan, after the effective date of the merger, each holder of an outstanding option or SAR shall be entitled, upon exercise of that option, to receive, in lieu of Common Stock, the number and class or classes of shares of stock or other securities or property to which the holder would have been entitled if, immediately prior to the merger, the holder had been the holder of record of a number of shares of Common Stock equal to the number of shares of Common Stock as to which that option may be exercised.



     If the Company is merged into or consolidated with another corporation under circumstances where the Company is not the surviving corporation (other than circumstances involving a mere change in the identity, form or place of organization of the Company), or if the Company is liquidated or dissolved, or sells or otherwise disposes of substantially all of its assets to another entity while unexercised options remain outstanding under the 1998 Plan, unless provisions are made in connection with the transaction for the continuance of the 1998 Plan and/or the assumption or substitution of options or SARs with new options or stock appreciation rights covering the stock of the successor corporation, or the parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and exercise prices, then all outstanding options, SARs and Stock Awards shall be vested as of the effective date of such merger, consolidation, liquidation, dissolution, or sale.



     The Board of Directors generally may amend the 1998 Plan from time to time, except that, without the approval of the stockholders of the Company, no revision or amendment may change the aggregate number of shares of Common Stock that may be issued under the 1998 Plan. The terms and conditions applicable to any award may thereafter be amended or modified by mutual agreement between the Company and the participant or such other persons as may then have an interest therein.



     Federal, state or local law may require the withholding of taxes applicable to income resulting from an award. A participant shall be required to make appropriate arrangements with the Company, as the case may be, for satisfaction of any federal, state or local taxes the Company is required to withhold. The Stock Option Committee or administering the 1998 Plan or the Board of Directors may, in its discretion and subject to such rules as it may adopt, permit the participant to pay all or a portion of the federal, state or local withholding taxes arising in connection with an award by electing to have the Company withhold shares of Common Stock having a fair market value on the date specified in the rules adopted by the Stock Option Committee or Board of Directors administering the 1998 Plan equal to the amount to be withheld.


  1997 Stock Option Plan.


     The 1997 Stock Option Plan (the "1997 Plan") provides for the grant of options to employees, non-employee directors and independent contractors of the Company. The 1997 Plan is administered by the Stock Option Committee, which consists of not less than two outside directors appointed by TeleBanc Financial's Board of Directors. A total of 928,402 shares of Common Stock are reserved for issuance under the 1997 Plan. Under the 1997 Plan, 821,736 options have been granted to eligible employees or directors of the Company and are outstanding as of June 18, 1997. Options covering not more than 400,000 shares of Common Stock may be granted to any employee during any calendar year.



     The option exercise price under the 1997 Plan may not be less than 100% of the fair market value of the Common Stock on the date of grant of the option (or 110% in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding Common Stock). The maximum option term is 10 years (or five years in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding Common Stock). Options become vested and exercisable at the time and to the extent provided in the option agreement related to such option. Options become exercisable in full upon the occurrence of a change in control of TeleBanc Financial, as defined in the 1997 Plan. Generally, a change in control is deemed to occur if any person (i) acquires direct or indirect beneficial ownership of at least 50% of the outstanding shares of Common Stock or (ii) has the power (whether as a result of ownership of capital stock, by contract or otherwise) or ability to elect or cause the election of directors who, at the time of such election, constitute a majority of TeleBanc Financial's Board of Directors. The Stock Option Committee has the discretion to accelerate the vesting and exercisability of options.



     There is a $100,000 limit on the value of stock (determined at the time of grant) covered by incentive stock options that first become exercisable by an optionee in any calendar year. No option may be granted more than 10 years after the effective date of the 1997 Plan. Generally, during an optionee's lifetime, only the optionee (or a guardian or committee if the optionee is incapacitated) may exercise an option except that, upon approval by the Stock Option Committee, nonqualified options may be transferred to certain family members of the optionee, charitable organizations or to trusts for the benefit of such persons. Incentive stock options are non-transferable except upon the death of the optionee.


     Payment for shares purchased under options granted pursuant to the 1997 Plan may be made either in cash or by exchanging shares of Common Stock with a fair market value of up to the total option exercise price and cash for any difference. Options may be exercised by directing that certificates for the shares purchased be delivered to a licensed broker as agent for the optionee, provided that the broker tenders to the Company cash or cash equivalents equal to the option exercise price plus the amount of any taxes that the Company may be required to withhold in connection with the exercise of the option.

     If an employee's employment with the Company or a former subsidiary following a spin-off (a "Spin-Off Corporation") terminates by reason of death or permanent and total disability, his or her options, whether or not then exercisable, may be exercised within one year after such death or disability, unless otherwise provided with respect to a particular option (but not later than the date the option would otherwise expire). If the employee's employment by the Company or Spin-Off Corporation terminates for any reason other than death or disability, options held by such optionee terminate three months after such termination, unless otherwise provided with respect to a particular option. In that event, each option would be exercisable to the extent it had become vested before such termination of employment (unless otherwise provided in the option agreement).

     If the outstanding shares of Common Stock are increased or decreased or changed into or exchanged for a different number or kind of shares or securities of TeleBanc Financial by reason or merger, consolidation, reorganization, recapitalization, reclassification, stock split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares without receipt of consideration by TeleBanc Financial, an appropriate and proportionate adjustment will be made in the number and kinds of shares subject to the 1997 Plan, and in the number, kinds and per share exercise price of shares subject to the unexercised portion of options granted prior to any such change. Any such adjustment in an outstanding option, however, will be made without a change in the total price applicable to the unexercised portion of the option, but with a corresponding adjustment in the per share option price.

     Upon any dissolution or liquidation of TeleBanc Financial or upon a reorganization, merger or consolidation in which TeleBanc Financial is not the surviving corporation, or upon the sale of substantially all of the assets of TeleBanc Financial to another corporation, or upon any transaction (including a merger or reorganization in which TeleBanc Financial is the surviving corporation) approved by TeleBanc Financial's Board of Directors which results in any person or entity owning 80% or more of the total combined voting power of all classes of stock of TeleBanc Financial, the 1997 Plan and the options issued thereunder will terminate, unless provision is made in connection with such transaction for the continuation of the 1997 Plan, the assumption of the options or both the continuation of the 1997 Plan and the assumption of such options, or for the substitution for such options of new options covering the stock of a successor corporation or a parent or subsidiary thereof, with appropriate adjustments as to the number and kinds of shares and the per share exercise price. In the event of such termination, all outstanding options shall be exercisable in full during such period immediately prior to the occurrence of such termination as TeleBanc Financial's Board of Directors in its discretion shall determine.


     TeleBanc Financial's Board of Directors may amend the 1997 Plan with respect to the Common Stock as to which options have not been granted. However, TeleBanc Financial's stockholders must approve any amendment that would (i) change the requirements as to eligibility to receive incentive stock options;
(ii) increase the maximum number of shares in the aggregate for which incentive stock options may be granted (except for adjustments upon changes in capitalization); or (iii) otherwise cause the 1997 Plan to fail to satisfy the requirement of Section 162(m) of the Internal Revenue Code of 1986, as amended, relating to limitations on the deduction of amounts not constituting qualified performance-related compensation.


     TeleBanc Financial's Board of Directors may at any time terminate or suspend the 1997 Plan. Unless previously terminated, the 1997 Plan will terminate automatically on February 25, 2007. No termination, suspension or amendment of the 1997 Plan may, without the consent of the person to whom an option has been granted, adversely affect the rights of the holder of the option.

  1994 Stock Option Plan


     In April 1994, the Company adopted the 1994 Stock Option Plan (the "1994 Plan"). Under the 1994 Plan, options to purchase up to an aggregate of 649,750 shares of Common Stock are reserved for issuance, and currently 604,750 options to acquire Common Stock issued under the 1994 are outstanding. The 1994 Plan is administered by the Company's Compensation Committee.


     The option exercise price under the 1994 Plan may not be less than the greater of par value or 100% of the fair market value of the Common Stock on the date of grant of the option (or 110% in the case of an incentive stock option granted to optionee beneficially owning more than 10% of the Common Stock). The maximum option term will be 10 years. No option will be granted more than 10 years after the effective date of the option plan.

     Payment for shares purchased under the 1994 Plan may be made either in cash or by exchanging Common Stock with a fair market value equal to or less than the total option price plus cash for any difference. Payment of the option price also may be made by the option holder directing that the shares of Common Stock subject to the option be delivered to a licensed broker acceptable to the Company in exchange for cash from the broker. Options may be exercised from time to time as provided in the option agreement.


     The 1994 Plan provides for the grant of options that are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, as well as non-qualifying options. Non-employee directors of TeleBanc Financial are eligible only for non-qualifying options. There is a limit of $100,000 on the value of Common Stock (determined at the time of grant) covered by incentive stock options that first become exercisable by an optionee in any calendar year.


EMPLOYEE STOCK OWNERSHIP PLAN

     The Company has adopted and is the sponsor of a combined stock bonus and money purchase pension plan that constitutes an "employee stock ownership plan" under applicable law. Employees who have completed six months of service are eligible to participate in the ESOP. Total contributions to the ESOP by TeleBanc Financial and TeleBank, which are reflected in compensation expense, were $247,000, $224,000 and $210,000 for the years ending December 31, 1997, 1996 and
1995, respectively.

     Under the ESOP, each employer is obliged annually to contribute 10% of the aggregate compensation that such employer pays to eligible participants. The required contribution is allocated to the individual ESOP accounts of eligible participants based on a uniform percentage of compensation. A participant who is not an employee of the employer on the last day of the plan year (December 31) or who completes fewer than 500 hours of service during the plan year is not an eligible participant. The employer is also required to make contribution to the extent necessary to pay debt service on any funds borrowed by the ESOP to finance the purchase of Common Stock. Otherwise, additional contributions are at the discretion of TeleBanc Financial's Board of Directors.



     Contributions may be paid either in cash or in Common Stock. From time to time, the ESOP may purchase additional shares of Common Stock through the purchase of shares in the market or from individual stockholders, upon the original issuance of additional shares, or upon the sale of treasury shares by TeleBanc Financial. Under its terms, the ESOP may borrow funds to finance purchases of Common Stock. As of March 31, 1998, the Company had loaned $305,000 to the ESOP to finance the purchase of approximately 120,000 shares of Common Stock.



     TeleBanc Financial's Board of Directors has appointed a committee to administer the ESOP. Common Stock has been allocated to participants' accounts and is voted by the trustees in accordance with the directions of participants on all matters except for specified major corporate issues. Unallocated shares will be voted by the trustees in their sole discretion. Messrs. Smilow and Caplan and Ms. Jane Gelman, Vice President and Chief Administrative Officer of TeleBanc Financial, serve as trustees of the ESOP. Participant accounts vest at the rate of 20% for each year of service, so that accounts become 100% vested after five years of service. Vesting will be accelerated upon retirement, death, disability, or when the participant reaches the age of 65.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the date of this Prospectus, and as adjusted to give effect to the sale of Common Stock offered hereby by (i) each person or entity known by the Company to beneficially own 5% or more of the outstanding shares of Common Stock, (ii) each current director and executive officer of TeleBanc Financial, and (iii) all directors and executive officers of the Company, as a group.



                                             BENEFICIAL OWNERSHIP      NUMBER OF      BENEFICIAL OWNERSHIP
                                           PRIOR TO THE OFFERING(1)   SHARES BEING   AFTER THE OFFERING(1)
                                           ------------------------     SOLD IN      ----------------------
       NAME OF BENEFICIAL OWNER(2)           NUMBER        PERCENT    THE OFFERING     NUMBER      PERCENT
       ---------------------------         -----------    ---------   ------------   ----------    --------
David A. Smilow(3).......................   1,465,376        20.0%            --     1,465,376       12.8%
Mitchell H. Caplan(4)....................     767,957        10.5             --       767,957        6.7
Aileen Lopez Pugh(5).....................      83,653         1.8             --        83,653       *
David R. DeCamp(6).......................      20,000        *                --        20,000       *
Arlen W. Gelbard(7)......................       8,000        *                --         8,000       *
Dean C. Kehler(8)........................     682,590         9.6             --       682,590        6.1
Steven F. Piaker(9)......................          --          --             --            --         --
Mark Rollinson(10).......................      19,000        *                --        19,000       *
CIBC WG Argosy Merchant Fund 2 LLC(8)....     682,590         9.6             --       682,590        6.1
Conning & Company(11)....................     682,590         9.6             --       682,590        6.1
General American Mutual Holding
  Company(12)............................     877,616        12.3             --       877,616        7.8
PC Investment Company(13)................     867,866        12.2             --       867,866        7.7
The Northwestern Mutual Life Insurance
  Company(14)............................     487,564         6.9             --       487,564        4.4
TeleBanc Employee Stock Ownership
  Plan(15)...............................     422,838         6.0             --       422,838        3.8
Directors and executive officers, as a
  group (8 individuals)(16)..............   3,046,576        38.7%            --     3,046,576       25.4%


---------------
  *  Less than 1%.


 (1) Applicable percentage of ownership is based on 7,014,448 shares of Common Stock outstanding as of the date of this Prospectus, assuming the Preferred Stock Conversion and the issuance of 119,974 shares of Common Stock as a dividend on the outstanding Preferred Stock immediately prior to the consummation of the Offering, and 11,114,448 shares of Common Stock outstanding upon completion of the Offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. For each beneficial owner, shares of Common Stock subject to options or conversion rights exercisable within 60 days of the date of this Prospectus.


 (2) Except as specifically noted in the footnotes below, the address of each of the named stockholders is c/o TeleBanc Financial Corporation, 1111 North Highland Street, Arlington, Virginia 22201.


 (3) Includes 264,064 shares of Common Stock issuable upon exercise of options and 64,200 shares issuable upon exercise of warrants exercisable within 60 days of the date of this Prospectus and 14,236 shares of Common Stock held by the ESOP and allocated to Mr. Smilow's account. Excludes 358,602 shares of Common Stock and warrants to acquire 50,000 shares of Common Stock held by the ESOP (excluding the shares allocated to his account), of which Mr. Smilow is a trustee.



 (4) Includes 290,730 shares of Common Stock issuable upon exercise of options and 46,000 shares issuable upon exercise of warrants exercisable within 60 days of the date of this Prospectus and 4,489 shares of Common Stock held by the ESOP and allocated to Mr. Caplan's account. Excludes 368,349 shares of Common Stock and warrants to acquire 50,000 shares of Common Stock held by the ESOP (excluding the shares allocated to his account), of which Mr. Caplan is a trustee. Mr. Caplan disclaims beneficial ownership of options to acquire 23,000 shares of Common Stock listed above.

 (5) Includes 56,000 shares of Common Stock issuable upon exercise of options and 12,400 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date of this Prospectus and 1,053 shares of Common Stock held by the ESOP and allocated to Ms. Pugh's account.



 (6) Includes 18,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date of this Prospectus. Mr. DeCamp's address is Grubb & Ellis, 1717 Pennsylvania Avenue, N.W., Suite 250, Washington, D.C. 20006.



 (7) Includes 8,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date of this Prospectus. Mr. Gelbard's address is c/o Hofheimer Gartlir & Gross, LLP, 633 Third Avenue, New York, New York 10017.



 (8) Mr. Kehler is the designated director for CIBC WG Argosy Merchant Fund 2 LLC ("CIBC Merchant Fund"), which directly holds 7,000 shares of Series C Preferred Stock that will convert to 561,752 shares of Common Stock immediately prior to the Offering 92,750 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date of this Prospectus. Mr. Kehler is a partner of CIBC Merchant Fund and disclaims beneficial ownership of such shares. Mr. Kehler's address is c/o CIBC Wood Gundy, 425 Lexington Avenue, 3rd Floor, New York, New York, 10017.



 (9) Mr. Piaker is the designated director for Conning & Company and serves as its Senior Vice President. Mr. Piaker does not exercise voting or investment control over the shares held by Conning & Company. Mr. Piaker's address is c/o Conning & Company, City Place II, 185 Asylum Street, Hartford, Connecticut 06103.



(10) Includes 8,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date of this Prospectus. Mr. Rollinson's address is P.O. Box 826, Leesburg, Virginia, 22075.



(11) Conning Insurance Capital Limited Partnership III ("CICLP III") directly holds 4,719 shares of Series A Preferred Stock and 1,414 shares of Series B Preferred Stock which is convertible into an aggregate of 492,176 shares of Common Stock upon the Preferred Stock Conversion and 81,262 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date of this Prospectus. Conning Insurance Capital International Partners III, L.P. ("CICIP III") directly holds 667 shares of Series A Preferred Stock and 200 shares of Series B Preferred Stock which is convertible into an aggregate of 69,576 shares of Common Stock upon the Preferred Stock Conversion and 11,488 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date of this Prospectus. Conning & Company controls the general partner of each of CICLP III and CICIP III. The address of Conning & Company is City Place II, 185 Asylum Street, Hartford, Connecticut 06103.



(12) General American Life Insurance Company ("General American"), an indirect subsidiary of General American Mutual Holding Company directly holds 1,539 shares of Series A Preferred Stock and 461 shares of Series B Preferred Stock which is convertible into an aggregate of 160,502 shares of Common Stock issuable upon the Preferred Stock Conversion and a 26,500 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date of this Prospectus. General American Mutual Holding Company indirectly controls Conning & Company and may be deemed to beneficially own all of the shares held by CICLP III and CICIP III. Accordingly, the shares held by Conning & Company are also included in the table above. The address of General American is 700 Market Street, St. Louis, Missouri 63101.



(13) PC Investment Company holds 6,925 shares of Series A Preferred Stock and 1,975 shares of Series B Preferred Stock which is convertible into an aggregate of 714,228 shares of Common Stock upon the Preferred Stock Conversion and 117,926 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date of this Prospectus. The address of PC Investment Company is 401 Theodore Freund Avenue, Rye, New York 10580.



(14) The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") holds 5,000 shares of Series A Preferred Stock which is convertible into 401,252 shares of Common Stock upon the Preferred Stock Conversion and 66,250 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date of this Prospectus. The address of Northwestern Mutual is 702 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.



(15) Includes 50,000 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date of this Prospectus.



(16) Includes 644,794 shares of Common Stock issuable upon exercise of options and 215,350 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date of this Prospectus. Excludes 353,060 shares of Common Stock (except for any shares allocable to the accounts of Messrs Smilow and Caplan and Ms. Pugh) and warrants to acquire 50,000 shares of Common Stock exercisable within 60 days of the date of this Prospectus held by the ESOP, of which Messrs. Smilow and Caplan act as trustees.

                           DESCRIPTION OF SECURITIES


     The authorized capital stock of TeleBanc Financial consists of 29,500,000 shares of Common Stock, par value $.01 per share, and 500,000 shares of preferred stock, par value $.01 per share.


COMMON STOCK


     As of the date of this Prospectus, there were 7,014,448 shares of Common Stock outstanding. The Common Stock represents non-withdrawable capital and is not of an insurable type or insured by the FDIC. The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. After dividends have been paid in full, or declared and set aside for payment in full, to holders of preferred stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as are declared by TeleBanc Financial's Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of TeleBanc Financial, the holders of Common Stock are entitled to receive ratably the net assets of TeleBanc Financial available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Common Stock are not entitled to preemptive rights with respect to any Common Stock or other securities of TeleBanc Financial which may be issued. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when issued and paid for, fully paid and nonassessable.



     The Certificate of Incorporation also authorizes the issuance of nonvoting common stock (the "Nonvoting Stock") which is convertible upon certain events (each, a "Conversion Event") into Common Stock. The Nonvoting Stock has no voting rights upon any matter, including the election of directors. A Conversion Event includes (i) a public sale of securities; (ii) any disposition pursuant to Rule 144 or Rule 144A promulgated pursuant to the Securities Act of no more than 2% of the outstanding voting securities of TeleBanc Financial; (iii) any transfer pursuant to the right of first refusal in the Unit Purchase Agreement, dated February 17, 1997 (the "Unit Purchase Agreement"); or (iv) any transfer in a single transaction to an independent third party who acquires at least a majority of the voting stock of TeleBanc Financial without regard to the transfer of such securities. Holders of the Nonvoting Stock may convert such stock into Common Stock in connection with a Conversion Event if such holder reasonably believes that such Conversion Event shall be consummated. TeleBanc Financial does not have any Nonvoting Stock currently outstanding.


PREFERRED STOCK

     Upon the completion of the Offering, TeleBanc Financial's Board of Directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 500,000 shares of preferred stock in one or more series and to fix and alter the voting powers, designations, preferences and other rights of the shares of each such series and the qualifications, limitations and restrictions thereof (including sinking fund provisions). Any series of preferred stock may rank senior to the Common Stock as to dividend rights, liquidation preferences or both, and may have no voting rights. The holders of the preferred stock are entitled to vote as a separate class or series under certain circumstances, regardless of any other voting rights which such holders may have.


     Under the Certificate of Designation, the holders of the outstanding Preferred Stock have the right to designate not more than two individuals for election to TeleBanc Financial's Board of Directors (the "Preferred Stock Directors"), and TeleBanc Financial is obligated to nominate such designated individuals for election to its Board of Directors. The Certificate of Designation also provides that so long as an affiliate of Conning & Company ("Conning") and CIBC Merchant Fund or an affiliate of CIBC Merchant Fund hold Preferred Stock, each of them shall have the right to designate one of the Preferred Stock Directors. CIBC Merchant Fund is an affiliate of CIBC Oppenheimer Corp. ("CIBC Oppenheimer"), an Underwriter of the Offering. See "Underwriting." If for any reason CIBC Merchant Fund or Conning elects not to or due to a regulatory prohibition is unable to designate one of the Preferred Stock Directors, the holder of the largest percentage of Series A Preferred Stock other than Conning and CIBC Merchant Fund shall have the right to designate the Preferred Stock Director. This right to elect the Preferred Stock Directors expires upon a public offering, such as the Offering, in which the aggregate price paid for shares of Common Stock in such offering is equal to or greater than $25 million. Pursuant to a conversion agreement, dated May 15, 1998, with TeleBanc Financial (the "Conversion Agreement"), each holder of Preferred Stock has agreed that, upon consummation of the Offering, each share of Preferred Stock will automatically convert to Common Stock in accordance with the applicable conversion rate for the particular series of Preferred Stock set forth in the Certificate of Designation. The Conversion Agreement also provides that the automatic conversion of the Preferred Stock is contingent upon TeleBanc Financial paying, prior to or upon such conversion, a dividend on the Preferred Stock in the form of shares of Common Stock equal to five percent of the number of shares of Common Stock issuable upon conversion of the Preferred Stock. Accordingly, upon completion of the Offering there will be no preferred stock outstanding.


WARRANTS


     Upon completion of the Offering, the following warrants to purchase an aggregate of 1,086,176 shares of Common Stock will be outstanding: (i) warrants to purchase up to 690,000 shares of Common Stock at an exercise price of $3.83 per share issued in connection with the units offered in TeleBanc Financial's initial public offering (the "1994 Warrants"), and (ii) warrants to purchase up to 396,176 shares of Common Stock at an exercise price of $4.75 per share (the "1997 Warrants") issued in connection with the Unit Purchase Agreement. In each case, the exercise price of and the number of shares of Common Stock subject to the warrants is subject to an adjustment based upon certain anti-dilution provisions. Additionally, TeleBanc Financial issued warrants to acquire 411,126 shares of Common Stock upon certain events (the "Contingent Warrants"). The following discussion of the warrants is qualified in its entirety by reference to the detailed provisions of the agreements relating to the issuance of the warrants and the forms of warrants, which have been incorporated by reference as exhibits to the Registration Statement on Form S-2 of which this Prospectus constitutes a part.



     1994 Warrants. TeleBanc Financial issued, in connection with its initial public offering, the 1994 Warrants to purchase up to 690,000 shares of Common Stock. Each 1994 Warrant entitles the holder (the "1994 Warrantholder") to purchase one share of Common Stock at an exercise price of $3.83 per share. The 1994 Warrants may be exercised at any time prior to the close of business on May 1, 2004. The exercise price of the 1994 Warrants may be adjusted in the event of certain reclassifications, stock splits, stock dividends or other dilutive events. TeleBanc Financial may also authorize the reduction of the exercise price as may be deemed appropriate by its Board of Directors. In the event of a reclassification, reorganization or merger of TeleBanc Financial with or into another corporation (other than a merger in which TeleBanc Financial is the surviving corporation and which does not result in a reclassification or other change in the Common Stock), TeleBanc Financial shall cause appropriate provision to be made so that the holders of the 1994 Warrants shall have the right to receive upon the exercise of the 1994 Warrants, the kind and amount of stock, securities or other consideration which holders of the Common Stock will receive.



     1997 Warrants. TeleBanc Financial issued, pursuant to the Unit Purchase Agreement, the 1997 Warrants to purchase up to 396,176 shares of Common Stock at an exercise price of $4.75 per share. The exercise price of the 1997 Warrants and the number of shares of Common Stock issuable to the holders of such warrants (the "1997 Warrantholders") upon exercise of the 1997 Warrants are subject to adjustment in certain circumstances, including in the event of a stock dividend, subdivision or combination of the Common Stock, the issuance of Common Stock or rights, options or warrants to acquire Common Stock at a price per share lower than the greater of (i) the fair market value of Common Stock at the time of issuance, and (ii) $6.75 (which is also subject to adjustment in certain circumstances, including in the event of a stock dividend, subdivision or combination of the Common Stock). The 1997 Warrants may be exercised in whole or in part and expire on February 27, 2005.



     Contingent Warrants. TeleBanc Financial issued, pursuant to the Unit Purchase Agreement, the Contingent Warrants to purchase up to 411,126 shares of Common Stock at an exercise price of $0.01 per share upon the occurrence of certain events. The Contingent Warrants may be exercised either (i) upon the occurrence of a change of control transaction (as defined in the Unit Purchase Agreement) or (ii) on

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

February 27, 2002 (each an "Exercise Event"). The exercise price of the Contingent Warrants and the number of shares of Common Stock issuable upon exercise of the Contingent Warrants are subject to adjustment in certain circumstances, including in the event of a stock dividend, subdivision or combination of the Common Stock, the issuance of Common Stock or rights, options or warrants to acquire Common Stock at a price per share lower than the greater of (i) the fair market value of Common Stock at the time of issuance, and (ii) $6.75 (which is also subject to adjustment in certain circumstances, including in the event of a stock dividend, subdivision or combination of the Common Stock). The Contingent Warrants are exercisable in whole or in part, in an amount equal to the number of shares of Common Stock necessary to provide an annual internal rate of return (as defined in the Contingent Warrant) equal to at least 25% on each unit purchased by such initial holder, provided that such number of shares of Common Stock does not exceed that number obtained by multiplying 13.75 by the number of units purchased by the initial holder of the applicable Contingent Warrant pursuant to the Unit Purchase Agreement. The Contingent Warrants expire on the later of (i) February 27, 2002, and (ii) 30 days following the completion of all internal rate of return calculations required as a result of an Exercise Event.

SUBORDINATED DEBT


     As of the date of this Prospectus, TeleBanc Financial had outstanding $17.3 million principal amount of 1994 Subordinated Debentures, $13.7 million principal amount of 1997 Subordinated Debentures and $10.0 million principal amount of TCT I Junior Subordinated Debentures.



     In May and June 1994, TeleBanc Financial issued 15,000 units at a price of $15.0 million and 2,250 units at a price of $2.3 million, respectively. The units each consist of $1,000 principal amount of the 1994 Subordinated Debentures, and 20 detachable warrants to purchase one share each of Common Stock. The 1994 Subordinated Debentures may not be redeemed prior to May 1, 1999. The 1994 Subordinated Debentures are redeemable at TeleBanc Financial's option after May 1, 1999, at an initial redemption price of 105.75% of the principal amount plus accrued interest, with the redemption price declining to 104.60%, 103.45%, 102.30%, and 101.15% annually each year thereafter. Interest is payable semiannually on May 1 and November 1. The indenture for the 1994 Subordinated Debentures restricts TeleBanc Financial's ability to incur additional indebtedness, limits cash dividends and other capital distributions by the Company, requires the maintenance of a reserve equal to 100% of TeleBanc Financial's annual interest expense on all indebtedness, restricts disposition of TeleBank or its assets, and limits transactions with affiliates.



     On February 28, 1997, TeleBanc Financial sold $29.9 million of units in the form of 4% convertible preferred stock, the 1997 Subordinated Debentures and warrants to purchase Common Stock to investment partnerships managed by Conning, CIBC Merchant Fund 2, General American, PC Investment Company and Northwestern Mutual. Upon the sale of the units, one representative from Conning and one from CIBC Merchant Fund were appointed to TeleBanc Financial's Board of Directors. The units consist of $13.7 million principal amount of 1997 Subordinated Debentures with the 1997 Warrants to purchase up to 396,176 shares of Common Stock, $16.2 million in preferred stock, and rights to Contingent Warrants to purchase up to 411,126 shares of Common Stock. The 1997 Subordinated Debentures are due in March 31, 2004 and stipulate increases over time in interest rates subsequent to March 31, 2002 from 9.5% up to 15.25%. The 1997 Subordinated Debentures restrict the ability of TeleBanc Financial under certain circumstances to make cash dividends and other capital distributions or to make payments of principal and interest on indebtedness.



     In June 1997, TeleBanc Financial formed TCT I, which in turn sold, at par, 10,000 shares of Capital Securities, Series A, liquidation amount of $1,000, for a total of $10,000,000 in a private placement. TCT I is a business trust formed for the purpose of issuing capital securities and investing the proceeds in the TCT I Junior Subordinated Debentures issued by TeleBanc Financial. The Capital Securities, Series A mature in 2027 and have an annual dividend rate of 11.0%, or $1.1 million, payable semiannually. The net proceeds of the sale of the TCT I Junior Subordinated Debentures were used for general corporate purposes, including to fund TeleBank's operations. The TCT I Junior Subordinated Debentures bear interest at the rate of 11.0%, payable semiannually, and mature in 2027 contemporaneously with the Capital Securities, Series A. TeleBanc Financial can defer interest payments for up to 10 consecutive interest periods under certain circumstances, although no interest can be deferred beyond the maturity date. The TCT I Junior Subordinated Debentures may be redeemed prior to June 1, 2007 only upon the occurrence of certain limited regulatory or tax events. If such events were to occur, TeleBanc Financial could elect to redeem the notes in whole (but not in part) upon payment of the present value of the remaining principal and interest payments due under the TCT I Junior Subordinated Debentures. The TCT I Junior Subordinated Debentures are redeemable at the option of TeleBanc Financial after June 1, 2007, at an initial redemption price of 105.5% of the principal amount plus accrued interest, with the redemption price declining annually thereafter until it reaches 100.0% on the maturity date. The indenture for the TCT I Junior Subordinated Debentures requires TeleBanc Financial to maintain 100% beneficial ownership of the common stock of the TCT I.


TELEBANC CAPITAL TRUST II


     Prior to the Offering, TeleBanc Financial formed TeleBanc Capital Trust II, a Delaware business trust of which TeleBanc Financial owns all of the beneficial ownership interests. TCT II was formed solely for the purposes of issuing the BLUS(SM) and investing the net proceeds in the TCT II Junior Subordinated Debentures to be issued by TeleBanc Financial. Substantially simultaneously with the Offering, TCT II will offer to the public $25.0 million of BLUS(SM). The Common Stock and the BLUS(SM) are being sold in separate offerings, and TeleBanc Financial intends to complete the Offering regardless of whether the BLUS(SM) Offering is completed.



     The BLUS(SM) mature in 2028 and have an annual dividend rate of        %,
or $       million, payable quarterly. The net proceeds from the BLUS(SM)
Offering will be used for working capital and general corporate purposes. The TCT II Junior Subordinated Debentures will bear interest at the rate of
       %, payable quarterly, and mature in 2028 contemporaneously with the BLUS(SM). TeleBanc Financial can defer interest payments for up to 20 consecutive interest periods under certain circumstances, although no interest can be deferred beyond the maturity date. The TCT II Junior Subordinated
Debentures may be redeemed prior to           2003 only upon the occurrence of
certain limited regulatory or tax events. If such events were to occur, TeleBanc Financial could elect to redeem the debentures in whole (but not in part) upon payment of the present value of the remaining principal and interest payments due under the debentures. The debentures are redeemable at TeleBanc Financial's
option after 2003 at an initial redemption price of        % of the principal
amount plus accrued interest, with the redemption price declining annually thereafter until it reaches 100.0% on the maturity date. The indenture for the TCT II Junior Subordinated Debentures restricts TeleBanc Financial's ability under certain circumstances to make cash dividends and other capital distributions or to make payments of principal and interest on indebtedness, and requires TeleBanc Financial to maintain 100% beneficial ownership of TCT II.



ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND TELEBANC FINANCIAL'S CERTIFICATE OF INCORPORATION AND BYLAWS



     TeleBanc Financial is subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date such person became an interested stockholder, unless the interested stockholder obtained such status with the approval of the board of directors or the business combination is approved in a manner prescribed by the statute. Subject to certain exceptions, an "interested stockholder" is a person who owns (or an affiliate or associate of the corporation who within three years prior did own) 15% or more of the corporation's outstanding voting stock, and the affiliates and associates of such person. In addition, the Certificate of Incorporation provides that certain business combinations with interested stockholders or affiliates or associates must be approved by (i) the holders of 80% of the outstanding shares of voting stock and (ii) the holders of two-thirds of the voting power of the outstanding shares of voting stock, excluding with respect to clause (ii) all shares of the voting stock owned by the interested stockholder or any affiliates or associates. The higher vote is not required, however, when a business combination has been approved by two-thirds of the continuing directors or when certain fair price and procedure requirements are met.


     Certain provisions of the Certificate of Incorporation and Bylaws, summarized below, may be deemed to have an antitakeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

     Restrictions on Election and Size of Board of Directors. Certain provisions of the Certificate of Incorporation and Bylaws will impede changes in majority control of TeleBanc Financial's Board of Directors. The Certificate of Incorporation and Bylaws provide that TeleBanc Financial's Board of Directors will be divided into three classes, with directors in each class elected for three-year staggered terms. As a result, approximately one-third of the Board of Directors will be elected each year. The Certificate of Incorporation and the Bylaws provide that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Finally, the Bylaws impose certain restrictions on the nomination by stockholders of candidates for election to the Board of Directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

     The Certificate of Incorporation provides that a director may be removed only for cause and then only by the affirmative vote of two-thirds of the total shares eligible to vote at a duly constituted meeting of the stockholders called expressly for that purpose. Furthermore, 30 days' written notice must be provided to any director or directors whose removal is to be considered at a stockholders' meeting called for such purpose.

     Special Meetings. The Certificate of Incorporation provides that all actions taken by the stockholders must be taken at an annual or special meeting of stockholders or by unanimous written consent. It also provides that a special meeting of stockholders may be called at any time by the Chairman of the Board of Directors, a majority of the Board of Directors or by holders of not less than 50 percent of the voting stock.


     Authorization of Preferred Stock. TeleBanc Financial is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law. The Board of Directors, without stockholder approval, is authorized to fix the designations, powers, preferences, and other rights of such shares, including voting rights, which could adversely affect the voting power of the holders of the Common Stock. See "-- Preferred Stock." In the event of a proposed merger, tender offer or other unwelcomed attempt to gain control of TeleBanc Financial, the Board of Directors could authorize the issuance of a series of preferred stock with rights and preferences that could impede the completion of such a transaction. Currently, the Board of Directors has no plans or understandings for the issuance of any additional preferred stock and does not intend to issue any preferred stock except on terms which the Board deems to be in the best interest of TeleBanc Financial and its stockholders.



     Approval of Acquisitions of Control. The Certificate of Incorporation provides that no person may acquire 25% or more of TeleBanc Financial's voting stock without obtaining the prior approval of two-thirds of TeleBanc Financial's voting stock at a stockholder meeting called for such purpose and obtaining prior federal and state regulatory approvals. These provisions do not apply to the purchase of shares by underwriters in connection with a public offering or any employee stock purchase plan, pension plan, profit sharing plan or other employee benefit plan of the Company. Shares acquired in excess of these limitations are not entitled to vote or take other stockholder action or be counted in determining the total number of outstanding shares of voting stock in connection with any matter involving stockholder action. Such excess shares are not transferable, except with the approval of the Board of Directors, or by an independent trustee (selected by TeleBanc Financial) for sale on the open market or otherwise. The proceeds of such sale are paid first, to the trustee for expenses; second, to the beneficial owner, in an amount up to such owner's federal income tax basis in such excess shares; and third, to TeleBanc Financial.



     Limitation on Control Share Acquisitions. The Certificate of Incorporation provides that any person who acquires stock in TeleBanc Financial that would increase such person's voting power in TeleBanc Financial to or above any of three thresholds (20%, 33 1/3% or 50%) must receive the approval of the other stockholders of TeleBanc Financial (other than the interested shares) before such person can vote that stock. The practical effect of this requirement is to condition the acquisition of control of TeleBanc Financial on the approval of a majority of the pre-existing disinterested stockholders. In general, the provision requires the person who acquires, or seeks to acquire, TeleBanc Financial shares in numbers that meet or exceed the three thresholds to send a disclosure statement regarding the acquisition to TeleBanc Financial and provide for a special meeting of stockholders to vote on the proposal. It also provides for appraisal rights for dissenting stockholders if the proposal is approved. The purpose of the control share provision is to provide stockholders with an opportunity to vote on an acquisition that may lead to or result in a change of control. The control share provision does not affect the terms an acquiring person must offer to the stockholders. Certain acquisitions are exempt from these restrictions, including acquisitions that are (i) pursuant to satisfaction of a pledge or other security interest, or (ii) pursuant to a merger, plan of share exchange or tender or exchange offer if TeleBanc Financial is a party to an agreement relating thereto.



     Amendment to Certificate of Incorporation and Bylaws. Amendments to the Certificate of Incorporation must be approved by a two-thirds vote of TeleBanc Financial's Board of Directors and also by a majority of TeleBanc Financial's outstanding stock entitled to vote, provided, however, that approval by two-thirds of the outstanding stock entitled to vote is required for amending certain provisions (relating to the Board of Directors; stockholder action without a meeting; call of special stockholder meetings; limitation on control share acquisitions; acquisitions of control; criteria for evaluating certain offers; indemnification; and amendments to the Certificate of Incorporation) and approval by 80% of the outstanding stock entitled to vote is required for amending the provisions which address the vote required for certain business combinations. A majority of the Board of Directors may amend the Bylaws.


     Criteria for Evaluating Certain Offers. The Certificate of Incorporation authorizes the Board of Directors, when evaluating a tender or exchange offer, merger, consolidation or certain acquisition proposals, to take into account factors in addition to the potential economic benefit to the stockholders, including the economic effects on depositors, borrowers and employees of the insured institution subsidiary and on the communities in which such subsidiary operates, as well as on the ability of such subsidiary to fulfill the objectives of an insured institution under applicable federal statutes and regulations.

OTHER RESTRICTIONS ON THE ACQUISITION OF STOCK


     Under the Home Owners' Loan Act and the OTS regulations relating to the acquisition of control of savings associations, an individual or company, alone or "acting in concert with others," that seeks to acquire more than 25% of the Common Stock (or acquires more than 10% of the Common Stock and is subject to certain control factors) would be considered to control TeleBanc Financial and TeleBank and would be required to obtain prior approval of OTS. Any company that acquires control (as broadly defined in OTS regulations) of TeleBanc Financial would become a "savings and loan holding company" subject to supervision, regulation and examination by the OTS.


LIMITATION ON LIABILITY AND INDEMNIFICATION


     As permitted under the DGCL, the Certificate of Incorporation provides that no director of TeleBanc Financial will be liable for monetary damages for any breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to TeleBanc Financial or its stockholders, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) for approval of certain unlawful dividends or stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. In appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware Law. The Certificate of Incorporation also contains provisions indemnifying the directors and officers of TeleBanc Financial to the fullest extent permitted by the DGCL.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Fifth Third Bank, Cincinnati, Ohio.

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

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this Offering, TeleBanc Financial will have 11,114,448 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option). Of these shares, the 4,100,000 shares sold in this Offering and the 1,500,000 shares sold in TeleBanc Financial's initial public offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by an "affiliate" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act (an "Affiliate"), may generally be sold only in compliance with Rule 144 as described below.



     Approximately 5,514,448 of the outstanding shares of Common Stock are "restricted securities" as that term is defined under Rule 144 (the "Restricted Shares"). Substantially all of the Restricted Shares will be subject to lock-up agreements as described below. Upon expiration of these agreements, all of the Restricted Shares will be available for sale in the public market, subject to the provisions of Rule 144 under the Securities Act. Upon completion of this Offering, the holders of 3,326,762 of the Restricted Shares will be entitled to registration rights. Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock. See "-- Registration Rights."



     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of
(i) one percent of the then outstanding shares of Common Stock (approximately 111,144 shares immediately after this Offering) or (ii) the average weekly trading volume in the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed with the Securities and Exchange Commission. Such sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may resell such shares without regard to the requirements described above. TeleBanc Financial is unable to estimate accurately the number of Restricted Shares that ultimately will be sold under Rule 144 because the number of shares will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors. See "Risk
Factors -- Shares Eligible for Future Sale" and "Risk Factors -- Marketability of Common Stock."



     All directors and executive officers of TeleBanc Financial and certain of TeleBanc Financial's stockholders, who upon the completion of this Offering will hold in the aggregate 4,850,806 shares of Common Stock, options to purchase 644,794 and warrants to purchase 568,776 shares of Common Stock, have agreed that they will not, without the prior written consent of BancAmerica Robertson Stephens, directly or indirectly, offer to sell, sell, contract to sell or otherwise dispose of any shares of Common Stock beneficially owned by them for a period of 180 days after the date of this Prospectus, subject to certain exceptions. BancAmerica Robertson Stephens may, in its sole discretion and at any time, without notice, release all or any portion of the securities subject to lock-up agreements.



     Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair TeleBanc Financial's future ability to obtain capital through an offering of equity securities.


REGISTRATION RIGHTS


     TeleBanc Financial has granted certain demand and "piggyback" registration rights with respect to the 2,399,486 shares of Common Stock underlying the Preferred Stock, the 119,974 shares of Common Stock issuable as a dividend on the Preferred Stock, the 396,176 shares of Common Stock underlying the 1997 Warrants and the 411,126 shares of Common Stock underlying the Contingent Warrants. Upon the consummation of the Offering and subject to certain other conditions and limitations, the registration rights grant the holders of the Preferred Stock and the 1997 Warrants (the "Registration Rights Holders") the right to register all or a portion of the Common Stock held by them or issuable upon the exercise of 1997 Warrants or the conversion of the Preferred Stock, in connection with any registration by TeleBanc Financial of shares of Common Stock. In addition each of the Preferred Stock holders and the 1997 Warrant holders have the right to require TeleBanc Financial to register its respective securities up to two times. The registration rights described herein are subject to certain notice requirements, timing restrictions and volume limitations which may be imposed by TeleBanc Financial's Board of Directors or the underwriters of an offering. TeleBanc Financial is required to bear the expenses of all such registrations. The Registration Rights Holders have expressly waived their respective registration rights in connection with the Offering.

                                  UNDERWRITING


     The Underwriters named below, acting through their representatives, BancAmerica Robertson Stephens, CIBC Oppenheimer and Legg Mason Wood Walker, Incorporated (the "Representatives"), have severally agreed with TeleBanc Financial, subject to the terms and conditions of the Underwriting Agreement, to purchase the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.



                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
BancAmerica Robertson Stephens..............................
CIBC Oppenheimer............................................
Legg Mason Wood Walker, Incorporated........................
                                                              ---------
     Total..................................................  4,100,000



     The Representatives have advised TeleBanc Financial that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such
price less a concession of not in excess of $     per share, of which $     may
be reallowed to other dealers. After the Offering, the offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by TeleBanc Financial as set forth on the cover page of this Prospectus.



     TeleBanc Financial has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 615,000 additional shares of Common Stock at the offering price per share set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise the option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the total number of shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the shares offered hereby are being sold.



     Immediately prior to the Offering, CIBC World Markets, an affiliate of CIBC Oppenheimer, will beneficially own, through an affiliate, CIBC Merchant Fund, 561,752 shares of Common Stock issuable upon the Preferred Stock Conversion and 28,088 shares of Common Stock issuable as a dividend on the Preferred Stock held by such affiliate, 1997 Warrants to acquire 92,750 shares of Common Stock and Contingent Warrants to acquire 96,250 shares of Common Stock. See "Description of Securities -- Preferred Stock." As a result of the foregoing, CIBC Oppenheimer has in respect of the Offering a "conflict of interest" under Rule 2720 ("Rule 2720") of the National Association of Securities Dealers, Inc. (the "NASD").



     The Offering will be conducted in accordance with Rule 2720 which provides that, among other things, when an NASD member firm participates in the offering of equity securities of a company with which such member has a "conflict of interest" (as defined in Rule 2720), the public offering price can be no higher than that recommended by a "qualified independent underwriter" (as defined in Rule 2720) (a "QIU"). BancAmerica Robertson Stephens is serving as the QIU in the Offering and will recommend a price in compliance with the requirements of Rule 2720. BancAmerica Robertson Stephens has performed due diligence with investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. BancAmerica Robertson Stephens, in its capacity as QIU, will receive no additional compensation as such in connection with the Offering.



     The Underwriting Agreement contains covenants of indemnity among the underwriters and TeleBanc Financial against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.

     The Underwriters will not confirm sales to any accounts over which they exercise discretionary authority without the prior specific written approval of the customer.



     Prior to the Offering, there has been only a limited public market for the Common Stock. Consequently, the offering price for the Common Stock offered hereby will be determined through negotiations among TeleBanc Financial and the Representatives. Among the factors to be considered in such negotiations are the prevailing market conditions, certain financial information of the Company, market valuations of other companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant. See "Determination of Offering Price."



     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the Offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Shaw Pittman Potts & Trowbridge, Washington, D.C., a partnership including professional corporations. Certain legal matters relating to this Offering will be passed upon for the Underwriter by Arent Fox Kintner Plotkin & Kahn, PLLC, Washington, D.C.

                                    EXPERTS


     The Consolidated Financial Statements as of December 31, 1996 and 1997 and for each of the three years in the period ending December 31, 1997 included in this Prospectus and Registration Statement to the extent indicated in their report have been audited by Arthur Andersen LLP, independent certified public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents filed by TeleBank Financial with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act are incorporated by reference herein: Annual Report on Form 10-K for the year ended December 31, 1997, and Amendment No. 1 to the Form 10-K on Form 10-K/A, as filed on April 2, 1998, Amendment No. 2 to the Form 10-K on Form 10-K/A, as filed on April 30, 1998, Amendment No. 3 to the Form 10-K on Form 10-K/A, as filed on May 14, 1998, Amendment No. 4 to the Form 10-K on Form 10-K/A, as filed on May 15, 1998 and Amendment No. 5 to Form 10-K on Form 10-K/A as filed on June 3, 1998; Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as filed on May 15, 1998; and the Current Report on Form 8-K, as filed on January 29, 1998.


     All other reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, since the end of the fiscal year covered by the Annual Report referred to above and prior to the date of this Prospectus, shall be deemed to be incorporated by reference in this Prospectus and to be a part thereof.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     TeleBank Financial will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated herein by reference, other than exhibits to such documents. Written requests for such copies should be addressed to: TeleBanc Financial Corporation, 1111 North Highland Street, Arlington, Virginia 22201, Attention: Investor Relations.


                             AVAILABLE INFORMATION


     TeleBanc Financial is subject to certain informational requirements of the Exchange Act and, upon commencement of the Offering, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such reports, proxy statements and other information filed by TeleBanc Financial may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and Seven World Trade Center, Suite 1300, New York, New York 10048. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.



     TeleBanc Financial has filed with the Commission in Washington, D.C., a registration statement on Form S-2 (together with all amendments thereto, the "Registration Statement") under the Securities Act, with respect to the securities covered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in or incorporated by reference as exhibits to the Registration Statement as permitted by the Commission's rules and regulations. For further information with respect to TeleBanc Financial and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed or incorporated by reference as a part thereof. Statements contained herein concerning the provisions of documents filed with, or incorporated by reference in, the Registration Statement as exhibits are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. All of these documents may be inspected without charge at the offices of the Commission as described above, and copies may be obtained therefrom at prescribed rates.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Statements of Financial Condition -- As of
  December 31, 1996 and 1997................................  F-3
Consolidated Statements of Operations -- For the Years Ended
  December 31, 1995, 1996 and 1997..........................  F-4
Consolidated Statements of Changes in Stockholders'
  Equity -- For the Years Ended December 31, 1995, 1996 and
  1997......................................................  F-5
Consolidated Statements of Cash Flows -- For the Years Ended
  December 31, 1995, 1996 and 1997..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of TeleBanc Financial Corporation and Subsidiaries


     We have audited the accompanying consolidated statements of financial condition of TeleBanc Financial Corporation (a Delaware Corporation) and Subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TeleBanc Financial Corporation and Subsidiaries as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years ended December 31, 1997, in conformity with generally accepted accounting principles.


                                          /s/ Arthur Andersen LLP


Vienna, VA

June 22, 1998

                         TELEBANC FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                 (IN THOUSANDS)



                                                                    DECEMBER 31,
                                                              -------------------------
                                                                1996            1997
                                                              --------       ----------
                                        ASSETS
Cash and cash equivalents...................................  $  3,259       $   92,156
Trading securities..........................................        --           21,110
Investment securities available-for-sale....................    78,826           91,237
Mortgage-backed securities available-for-sale...............   184,743          319,203
Loans receivable held-for-sale..............................   166,064          149,086
Loans receivable, net.......................................   185,757          391,618
Other assets................................................    29,316           35,942
                                                              --------       ----------
     Total assets...........................................  $647,965       $1,100,352
                                                              ========       ==========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits....................................................  $390,486       $  522,221
Advances from the Federal Home Loan Bank of Atlanta.........   144,800          200,000
Securities sold under agreements to repurchase..............    57,581          279,909
Subordinated debt, net......................................    16,586           29,614
Other liabilities...........................................    13,854           13,212
                                                              --------       ----------
     Total liabilities......................................   623,307        1,044,956
Corporation--Obligated Mandatorily Redeemable Capital
  Securities of Subsidiary Trust Holding Solely Junior
  Subordinated Debentures of the Corporation................        --            9,572
Commitments and contingencies...............................        --               --
Stockholders' equity:
4% Cumulative Preferred Stock, $0.01 par value, 500,000
  shares authorized
     Series A, 18,850 issued and outstanding................        --            9,634
     Series B, 4,050 issued and outstanding.................        --            2,070
     Series C, 7,000 issued and outstanding.................        --            3,577
Common stock, $0.01 par value, 29,500,000 shares authorized;
  4,099,000 and 4,458,322 issued and outstanding at December
  31, 1996 and 1997                                                 20               22
Additional paid-in-capital..................................    14,637           16,207
Retained earnings...........................................     7,905           11,576
Unrealized gain on securities available-for-sale, net of
  tax.......................................................     2,096            2,738
                                                              --------       ----------
     Total stockholders' equity.............................    24,658           45,824
                                                              --------       ----------
     Total liabilities and stockholders' equity.............  $647,965       $1,100,352
                                                              ========       ==========


          See accompanying notes to consolidated financial statements.

                         TELEBANC FINANCIAL CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1995        1996        1997
                                                              ---------   ---------   ---------
Interest income:
     Loans..................................................   $17,726     $23,089     $34,729
     Mortgage-backed and related securities.................    20,205      17,955      17,646
     Investment securities..................................     2,347       4,690       5,702
     Trading securities.....................................        --          --       1,124
     Other..................................................       233          66         100
                                                               -------     -------     -------
          Total interest income.............................    40,511      45,800      59,301
Interest expense:
     Deposits...............................................    17,033      21,357      25,958
     Advances from the Federal Home Loan Bank of Atlanta....     5,985       6,689       9,885
     Repurchase agreements..................................     6,839       4,569       6,941
     Subordinated debt......................................     2,089       2,200       3,279
                                                               -------     -------     -------
          Total interest expense............................    31,946      34,815      46,063
                                                               -------     -------     -------
          Net interest income...............................     8,565      10,985      13,238
     Provision for loan losses..............................     1,722         919         921
                                                               -------     -------     -------
          Net interest income after provision for loan
            losses..........................................     6,843      10,066      12,317
                                                               -------     -------     -------
Non-interest income:
     Gain on sale of available-for-sale securities..........     3,412         935         982
     Gain on sale of loans..................................       232         874       1,148
     Gain on trading securities.............................        --          --       1,204
     Fees, service charges, and other.......................       133         947         759
                                                               -------     -------     -------
          Total non-interest income.........................     3,777       2,756       4,093
Non-interest expenses:
     General and administrative expenses:
          Compensation and employee benefits................     3,030       3,690       4,909
          SAIF assessment...................................        --       1,671          --
          Other.............................................     2,531       3,014       4,133
                                                               -------     -------     -------
          Total general and administrative expenses.........     5,561       8,375       9,042
Other non-interest expenses:
     Net operating cost of real estate acquired through
       foreclosure..........................................       430         238         278
     Amortization of goodwill and other intangibles.........       249         462         822
                                                               -------     -------     -------
     Total other non-interest expenses......................       679         700       1,100
                                                               -------     -------     -------
     Total non-interest expenses............................     6,240       9,075      10,142
                                                               -------     -------     -------
          Income before income tax expense and minority
            interest........................................     4,380       3,747       6,268
          Income tax expense................................     1,660       1,195       1,657
          Minority interest in subsidiary...................        --          --         394
                                                               -------     -------     -------
          Net income........................................     2,720       2,552       4,217
          Preferred stock dividends.........................        --          --         546
                                                               -------     -------     -------
          Net income available to common stockholders.......   $ 2,720     $ 2,552     $ 3,671
                                                               =======     =======     =======
Earnings per share:
     Basic..................................................   $  0.66     $  0.62     $  0.84
     Diluted................................................   $  0.66     $  0.58     $  0.57


          See accompanying notes to consolidated financial statements.

                         TELEBANC FINANCIAL CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)



                                                                                   UNREALIZED
                                                                                 GAINS (LOSSES)
                                                        ADDITIONAL               ON AVAILABLE-
                                   PREFERRED   COMMON    PAID-IN-     RETAINED      FOR-SALE
                                     STOCK     STOCK      CAPITAL     EARNINGS     SECURITIES      TOTAL
                                   ---------   ------   -----------   --------   --------------   -------
Balances at December 31, 1994....   $    --     $20       $14,637     $ 2,633        $ (262)      $17,028
Net income.......................        --      --            --       2,720            --         2,720
Unrealized gain on
  available-for-sale securities,
  net of tax effect..............        --      --            --          --         1,817         1,817
                                    -------     ---       -------     -------        ------       -------
Balances at December 31, 1995....        --      20        14,637       5,353         1,555        21,565
Net income.......................        --      --            --       2,552            --         2,552
Unrealized gain on
  available-for-sale securities,
  net of tax effect..............        --      --            --          --           541           541
                                    -------     ---       -------     -------        ------       -------
Balances at December 31, 1996....        --      20        14,637       7,905         2,096        24,658
Net income.......................        --      --            --       4,217            --         4,217
Common stock issued..............        --       2         1,570          --            --         1,572
Issuance of 4% cumulative
  preferred stock, Series A......     9,634      --            --          --            --         9,634
Issuance of 4% cumulative
  preferred stock, Series B......     2,070      --            --          --            --         2,070
Issuance of 4% cumulative
  preferred stock, Series C......     3,577      --            --          --            --         3,577
Dividends on 4% cumulative
  preferred stock................        --      --            --        (546)           --          (546)
Unrealized gain on
  available-for-sale securities,
  net of tax effect..............        --      --            --          --           642           642
                                    -------     ---       -------     -------        ------       -------
Balances at December 31, 1997....   $15,281     $22       $16,207     $11,576        $2,738       $45,824
                                    =======     ===       =======     =======        ======       =======


          See accompanying notes to consolidated financial statements.

                         TELEBANC FINANCIAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)



                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1995        1996        1997
                                                              ---------   ---------   ---------
Cash flows from operating activities:
Net income..................................................  $   2,720   $   2,552   $   4,217
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
    Minority interest.......................................         --          --         394
    Equity in losses of subsidiaries........................         --         274       1,129
    Depreciation, amortization and discount accretion.......     (2,153)     (1,516)     (1,038)
    Provision for loan losses...............................      1,722         919         921
    Provision for losses on foreclosed real estate..........        213          78          19
    Other gains and losses, net.............................       (153)     (1,011)     (1,624)
    Deferred income tax provision...........................       (559)       (224)       (445)
    Proceeds from sales of loans held-for-sale..............         --      27,865      60,145
    Purchases of loans held-for-sale........................         --     (91,943)    (72,804)
    Net realized gains on available-for-sale securities,
      loans held-for-sale and trading.......................     (3,412)       (935)     (2,613)
    Purchases of trading assets.............................         --          --    (100,630)
    Proceeds from sale of trading assets....................         --          --      80,990
    Increase in accrued interest receivable.................     (4,954)     (2,220)     (1,492)
    Increase in accrued expenses and other liabilities......      2,693       3,730         345
    Increase in other assets................................        (80)     (2,433)     (3,373)
    Interest credited to deposits...........................     17,033      21,361      25,958
                                                              ---------   ---------   ---------
Net cash (used in) provided by operating activities.........     13,070     (43,503)     (9,901)
                                                              ---------   ---------   ---------
Cash flows from investing activities:
    Net increase in loans...................................    (98,439)    (90,717)   (269,036)
    Equity investments in subsidiaries......................         --      (2,359)     (1,736)
    Purchases of available-for-sale securities..............   (122,785)   (356,882)   (395,675)
    Proceeds from sale of available-for-sale securities.....     71,084     220,293     144,718
    Proceeds from maturities of and principal payments on
      available-for-sale securities.........................     39,646     201,547     197,036
    Net sales (purchases) of premises and equipment.........       (537)       (842)        110
    Proceeds from sale of foreclosed real estate............         --       1,156       1,563
                                                              ---------   ---------   ---------
Net cash used in investing activities.......................   (111,031)    (27,804)   (323,020)
                                                              ---------   ---------   ---------
Cash flows from financing activities:
    Net increase in non-interest bearing demand, savings and
      NOW deposit accounts..................................     77,056      62,625     105,777
    Increase in advances from FHLB..........................     59,000     273,500     322,000
    Payments on advances from FHLB..........................    (49,500)   (234,200)   (266,800)
    Net increase (decrease) in securities sold under
      agreements to repurchase..............................     14,292     (36,324)    222,328
    Net increase in other borrowed funds....................         --          --      13,028
    Issuance of trust preferred stock, net..................         --          --       9,572
    Increase in common stock and additional
      paid-in-capital.......................................         --          --      16,853
    Interest paid to minority interest in subsidiary........         --          --        (394)
    Dividends paid on common and preferred stock............         --          --        (546)
                                                              ---------   ---------   ---------
Net cash provided by financing activities...................    100,848      65,601     421,818
                                                              ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents........      2,887      (5,706)     88,897
Cash and cash equivalents at beginning of period............      6,078       8,965       3,259
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of period..................  $   8,965   $   3,259   $  92,156
                                                              =========   =========   =========
Supplemental information:
Interest paid on deposits and borrowed funds................  $  29,852   $  32,660   $  45,440
Income taxes paid...........................................        950         972       2,473
Gross unrealized gain (loss) on marketable securities
  available-for-sale........................................      2,926         795         873
Tax effect of gain (loss) on available-for-sale
  securities................................................      1,109         254         231


          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. ORGANIZATION

     TeleBanc Financial Corporation ("TeleBanc" or the "Company") is a savings and loan holding company organized under the laws of Delaware in 1994. The primary business of the Company is the activities conducted by TeleBank (the "Bank"), formerly known as Metropolitan Bank for Savings, F.S.B., TeleBanc Capital Markets, Inc. ("TCM"), formerly known as Arbor Capital Partners, Inc. ("Arbor"), and TeleBanc Capital Trust I ("TCT"). The Bank is a federally chartered savings bank, which provides deposit accounts insured by the Federal Deposit Insurance Corporation ("FDIC") to customers nationwide. TCM is a registered investment advisor, funds manager, and broker-dealer. TCT is a business trust formed for the purpose of issuing capital securities and investing the proceeds in junior subordinated debentures issued by the Company.

     The Bank, through its wholly-owned subsidiary TeleBanc Servicing Corporation ("TSC"), funded 50% of the capital commitment for two new entities, AGT Mortgage Services, LLC ("AGT") and AGT PRA, LLC ("AGT PRA"). AGT services performing loans and administers workouts for troubled or defaulted loans for a fee. Management ceased operation of AGT on July 31, 1997. The primary business of AGT PRA is its investment in Portfolio Recovery Associates, LLC ("PRA"). PRA acquires and collects delinquent consumer debt obligations for its own portfolio. The net equity investment in AGT PRA at December 31, 1997 is $2.1 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of TeleBank, TCM, TCT, and TSC, a wholly owned subsidiary of the Bank. All significant intercompany transactions and balances are eliminated in consolidation. The investment in AGT PRA is accounted for under the equity method.

STOCK DIVIDEND


     On June 22, 1998, the Company's shareholders approved the distribution of a 100% stock dividend on its outstanding Common Stock. The effect of the stock dividend has been retroactively applied in the Consolidated Financial Statements for all periods presented.


BASIS OF FINANCIAL STATEMENT PRESENTATION


     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates for which a change is reasonably possible in the near-term relate to the determination of the allowance for loan losses, the fair value of investments and mortgage-backed securities available-for-sale, loan receivables held-for-sale, trading securities, and the valuation of real estate acquired in connection with foreclosures and mortgage servicing rights.


     In addition, the regulatory agencies which supervise the financial services industry periodically review the Bank's allowance for losses on loans. This review, which is an integral part of their examination process, may result in additions to the allowance for loan losses based on judgments with regard to available information provided at the time of their examinations.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are composed of interest-bearing deposits, certificates of deposit, funds due from banks, and federal funds sold with original maturities of three months or less.

INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

     The Company generally classifies its debt and marketable equity securities in one of three categories: held-to-maturity, trading, or available-for-sale. In December 1995, the Company reclassified the existing held-to-maturity investment and mortgage-backed securities portfolios as available-for-sale.

     Trading securities are bought and held principally for the purpose of selling them in the near term. Securities purchased for trading are carried at market value with the corresponding unrealized gains and losses being recognized by credits or charges to income. The Company had $21.1 million classified as trading securities at December 31, 1997. No securities were classified as trading securities at December 31, 1996. For the period ending December 31, 1997, the Company recognized $564,000 in realized gains from the sale of trading assets and $640,000 in unrealized appreciation of trading assets. All other securities not included in held-to-maturity or trading are classified as available-for-sale. Available-for-sale securities are recorded at fair value. Unrealized gains and losses on available-for-sale securities, net of the related tax effects, are reported as a separate component of stockholders' equity until realized.

     A decline in market value of any available-for-sale asset below its cost, that is deemed other than temporary, is charged to earnings, resulting in the establishment of a new cost basis for the asset. Transfers of securities into the available-for-sale category are recorded at fair value at the date of the transfer. Any unrealized gain or loss at the date of transfer is recognized as a separate component of stockholders' equity, net of tax effect. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and trading are included in earnings and are derived using the specific identification method for determining the cost of the security sold.

LOANS HELD FOR SALE

     Mortgages acquired by the Company and intended for sale in the secondary market are carried at lower of cost or estimated market value in the aggregate. The market value of these mortgage loans is determined by obtaining market quotes for loans with similar characteristics.

LOANS RECEIVABLE

     Loans receivable consists of mortgages that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off and are carried at amortized cost adjusted for charge-offs, the allowance for loan losses, any deferred fees or costs on purchased or originated loans, and unamortized premiums or discounts on purchased loans.

     The loan portfolio is reviewed by the Company's management to set provisions for estimated losses on loans which are charged to earnings in the current period. In this review, particular attention is paid to delinquent loans and loans in the process of foreclosure. The allowance and provision for loan losses are based on several factors, including continuing examinations and appraisals of the loan portfolio by management, examinations by supervisory authorities, continuing reviews of problem loans and overall portfolio quality, analytical reviews of loan loss experience in relation to outstanding loans, and management's judgment with respect to economic conditions and its impact on the loan portfolio.

NONPERFORMING ASSETS

     Nonperforming assets consist of loans for which interest is no longer being accrued, loans which have been restructured in order to increase the opportunity to collect amounts due on the loan, real estate acquired through foreclosure and real estate upon which deeds in lieu of foreclosure have been accepted. Interest previously accrued but not collected on nonaccrual loans is reversed against current income when a loan is placed on nonaccrual status. Accretion of deferred fees is discontinued for nonaccrual loans. All loans past due ninety days, as well as other loans considered uncollectible, are placed on non-accrual status. Interest received on nonaccrual loans is recognized as interest income or applied to principal when it is doubtful that full payment will be collected.

LOAN AND COMMITMENT FEES, DISCOUNTS AND PREMIUMS


     Loan fees and certain direct loan origination costs are deferred and the net fee or cost is recognized into interest income using the interest method over the contractual life of the loans. Premiums and discounts on loans receivable are amortized or accreted, respectively, into income using the interest method over the remaining period to contractual maturity and adjusted for anticipated prepayments. Premiums and discounts on loans held-for-sale are recognized as part of the loss or gain upon sale and not amortized or accreted, respectively.



REAL ESTATE ACQUIRED THROUGH FORECLOSURE AND HELD-FOR-SALE



     Real estate properties acquired through foreclosure and held-for-sale are recorded at fair value less estimated selling costs at acquisition. Fair value is determined by appraisal or other appropriate method of valuation. Losses estimated at the time of acquisition are charged to the allowance for loan losses. Valuations are periodically performed by management and an allowance for losses is established through a charge to income if the carrying value of a property exceeds its estimated fair value less selling costs.


DEFERRED FINANCING COSTS

     Deferred financing costs related to the issuance of the subordinated notes have been capitalized and are being amortized using the interest method over the life of the subordinated notes.

INCOME TAXES

     Effective January 1, 1993, the Bank adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

FINANCIAL INSTRUMENTS

     Interest rate swaps and caps are used by the Company in the management of its interest-rate risk. The Company is generally exposed to rising interest rates because of the nature of the repricing of rate-sensitive assets as compared with rate-sensitive liabilities. The objective of these financial instruments is to match estimated repricing periods of rate-sensitive assets and liabilities to reduce interest rate exposure. These instruments are used only to hedge specific assets and liabilities and are not used for speculative purposes. In order to be eligible for hedge accounting treatment, high correlation must be probable at the inception of the hedge and must be maintained throughout the hedge period. Once high correlation ceases, any gain or loss on the hedge, up to the time high correlation ceased, should be recognized to the extent the results of the hedging instrument were not offset by the effects of interest rate changes on the hedged item. Upon the sale or disposition of the hedged item, the hedging instrument should be marked-to-market with changes recorded in the income statement.

     The net interest received or paid on these contracts is treated as an adjustment to the interest expense related to the hedged obligations in the period in which such amounts are due. Premiums and fees associated with interest rate caps are amortized to interest expense on a straight-line basis over the lives of the contracts.

OTHER ASSETS

     Other assets include purchased loan servicing rights, premiums paid on interest rate caps, and prepaid assets. The Bank services the loans underlying these servicing rights. The cost of the loan servicing rights is amortized in proportion to, and over the period of, the estimated net servicing income. For the period ending December 31, 1997, amortization expense of loan servicing rights was $547,000. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on mortgage product types. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights exceed their fair value in aggregate. As of December 31, 1997, the amortized cost and fair value of the loan servicing rights were $3.3 million and $3.4 million, respectively. No valuation allowance was recognized at December 31, 1997.

     Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 125"), as amended by Statement of Financial Accounting Standards No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125--An Amendment of FASB Statement No. 125 ("SFAS 127"). The implementation of SFAS 125 did not have a material impact on the company's final position.

COMMITMENTS AND CONTINGENT LIABILITIES

     In managing the Company's interest-rate risk, the Company utilizes financial derivatives in the normal course of business. These products consist primarily of interest rate cap and swap agreements. Financial derivatives are employed to assist in the management and/or reduction of interest rate risk for the Company and can effectively alter the interest sensitivity of segments of the balance sheet for specified periods of time.

     The Company accounts for interest rate swap agreements and cap agreements as hedges of debt issuances, deposit balances, and investment in loan portfolio to which such agreements have been specifically designated. Cash remittances due or received pursuant to these agreements are reported as adjustments to interest expense on an accrual basis. Any premiums paid in conjunction with these interest rate swap and interest rate cap agreements are amortized as additional interest expense on a straight-line basis over the term of these agreements. Any gain or loss upon early termination of these instruments would be deferred and amortized as an adjustment to interest expense over the term of the applicable interest rate agreement.

RECLASSIFICATIONS

     Certain reclassifications of the 1995 and 1996 financial statements have been made to conform to the 1997 presentation.

3.  CAPITAL REQUIREMENTS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 1996 and 1997, the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bank's actual capital amounts and ratios are presented in the table below:


                                                                                         TO BE WELL
                                                                 FOR CAPITAL         CAPITALIZED UNDER
                                                                  ADEQUACY           PROMPT CORRECTIVE
                                             ACTUAL               PURPOSES:          ACTION PROVISIONS:
                                        ----------------      -----------------      ------------------
                                        AMOUNT    RATIO        AMOUNT    RATIO        AMOUNT     RATIO
                                        -------   ------      --------   ------      --------   -------
                                                            (DOLLARS IN THOUSANDS)
As of December 31, 1996:
    Core Capital (to adjusted tangible
       assets)........................  $31,726    5.08%      .$24,999    .4.0%      .$31,248     .5.0%
    Tangible Capital (to tangible
       assets)........................  $31,711    5.07%      .$ 9,374    .1.5%           N/A       N/A
    Tier I Capital (to risk weighted
       assets)........................  $31,726    9.69%           N/A      N/A      .$19,654     .6.0%
    Total Capital (to risk weighted
       assets)........................  $34,104   10.41%      .$26,205    .8.0%      .$32,756    .10.0%
As of December 31, 1997:
    Core Capital (to adjusted tangible
       assets)........................  $52,617    5.06%      .$41,606    .4.0%      .$52,008     .5.0%
    Tangible Capital (to tangible
       assets)........................  $52,608    5.06%      .$15,602    .1.5%           N/A       N/A
    Tier I Capital (to risk weighted
       assets)........................  $52,617   11.25%           N/A      N/A      .$28,057     .6.0%
    Total Capital (to risk weighted
       assets)........................  $55,701   11.91%      .$37,409    .8.0%      .$46,761    .10.0%


     On August 8, 1996, the OTS terminated the May 1993 Supervisory Agreement with TeleBank subsequent to the completion of a full scope safety and soundness examination of the Bank.

4.  INVESTMENT SECURITIES

     The cost basis and estimated fair values of investment securities available-for-sale at December 31, 1996 and 1997, by contractual maturity, are shown below:


                                                            GROSS        GROSS
                                              AMORTIZED   UNREALIZED   UNREALIZED    ESTIMATED
                                                COST        GAINS        LOSSES     FAIR VALUES
                                              ---------   ----------   ----------   -----------
                                                               (IN THOUSANDS)
1996:
  Due within one year:
     Repurchase agreement...................   $ 1,730      $   --        $ --        $ 1,730
     Margin account.........................        18          --          --             18
  Due within one to five years:
     Corporate debt.........................     2,000          --         (10)         1,990
     Agency notes...........................       988           1          --            989
     Municipal bonds........................       565           3          --            568
     Certificate of deposit.................       499          --          --            499
  Due within five to ten years:
     Corporate debt.........................     7,436          61          --          7,497
     Municipal bonds........................     3,560          27          --          3,587
  Due after ten years:
     Agency notes...........................    30,151         132          --         30,283
     Equities...............................    14,011         220          --         14,231
     Corporate debt.........................    13,089         994          --         14,083
     Municipal bonds........................     3,200         151          --          3,351
                                               -------      ------        ----        -------
                                               $77,247      $1,589        $(10)       $78,826
                                               =======      ======        ====        =======
1997:
  Due within one year:
     Agency notes...........................   $   539      $   --        $ --        $   539
     Other investments......................       323           1          --            324
  Due within one to five years:
     Municipal bonds........................       565          12          --            577
     Other investments......................    25,038          16          --         25,054
     Certificate of deposit.................       499          --          --            499
  Due within five to ten years:
     Corporate debt.........................     7,433         242          --          7,675
     Municipal bonds........................     3,562         130          --          3,692
     Other investments......................       175          --          --            175
  Due after ten years:
     Agency notes...........................    21,608         398         (40)        21,966
     Equities...............................    15,038         436         (50)        15,424
     Corporate debt.........................    11,103         797          --         11,900
     Municipal bonds........................     3,200         212          --          3,412
                                               -------      ------        ----        -------
                                               $89,083      $2,244        $(90)       $91,237
                                               =======      ======        ====        =======


     The proceeds from sale and gross realized gains and losses on investment securities available-for-sale that were sold in 1995 were $24.1 million, $1.1 million, and $52,000, respectively. The proceeds from sale and gross realized gains and losses on investment securities available-for-sale that were sold in 1996 were $25.1 million, $311,000, and $153,000, respectively. The proceeds from sale and gross realized gains and losses on investment securities available-for-sale that were sold in 1997 were $25.9 million, $423,000, and $34,000, respectively.

5.  MORTGAGE-BACKED AND RELATED SECURITIES

     Mortgage-backed and related securities represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. The Company has also invested in collateralized mortgage obligations ("CMOs"), which are securities issued by special purpose entities generally collateralized by pools of mortgage-backed securities. The Company's CMOs are senior tranches collateralized by federal agency securities or whole loans. The fair value of mortgage-backed and related securities fluctuate according to current interest rate conditions and prepayments. Fair value is estimated using quoted market prices. For illiquid securities, market prices are estimated by obtaining market price quotes on similar liquid securities and adjusting the price to reflect differences between the two securities, such as credit risk, liquidity, term, coupon, payment characteristics, and other information. The amortized cost basis and estimated fair values of mortgage-backed securities available-for-sale at December 31, 1996 and 1997, by contractual maturity, are shown as follows:


                                                            GROSS        GROSS
                                              AMORTIZED   UNREALIZED   UNREALIZED    ESTIMATED
                                                COST        GAINS        LOSSES     FAIR VALUES
                                              ---------   ----------   ----------   -----------
                                                               (IN THOUSANDS)
1996:
  Due within one to five years:
     Private issuer.........................  $  4,172      $   --      $   (56)     $  4,116
  Due within five to ten years:
     Private issuer.........................     8,262          75           --         8,337
     Collateralized mortgage obligations....       371          --           (3)          368
  Due after ten years:
     Private issuer.........................   132,791       1,367           --       134,158
     Collateralized mortgage obligations....    24,896         461           --        25,357
     Agency certificates....................    12,310          97           --        12,407
                                              --------      ------      -------      --------
                                              $182,802      $2,000      $   (59)     $184,743
                                              ========      ======      =======      ========
1997:
  Due within one year:
     Agencies...............................  $    939      $   --      $    --      $    939
  Due within one to five years:
     Agencies...............................       627           2           (6)          623
     Private issuer.........................     2,643          --          (22)        2,621
  Due within five to ten years:
     Private issuer.........................     5,982          39           --         6,021
  Due after ten years:
     Agencies...............................    23,907         124          (27)       24,004
     Private Issuer.........................   143,889       2,971       (1,443)      145,417
     Collateralized mortgage obligations....   139,663         536         (621)      139,578
                                              --------      ------      -------      --------
                                              $317,650      $3,672      $(2,119)     $319,203
                                              ========      ======      =======      ========


     The Company pledged $61.4 million and $104.1 million of private issuer mortgage-backed securities as collateral for repurchase agreements at December 31, 1996 and 1997, respectively. The proceeds from sale and realized gains and losses on mortgage-backed securities available-for-sale that were sold in 1995 were $39.7 million, $1.6 million and $3,000.

     The proceeds from sale and realized gains and losses on mortgage-backed securities available-for-sale that were sold in 1996 were $185.2 million, $1.4 million and $707,000. The proceeds from sale and gross realized gains and losses on mortgage-backed securities available-for-sale that were sold in 1997 were $112.4 million, $845,000 and $253,000, respectively.

6.  LOANS RECEIVABLE

     Loans receivable at December 31, 1996 and 1997 are summarized as follows:


                                                               1996             1997
                                                             --------         --------
                                                                  (IN THOUSANDS)
First mortgage loans (principally conventional):
     Secured by one-to-four family residences..............  $359,563         $547,734
     Secured by commercial real estate.....................     4,017            3,009
     Secured by mixed-use property.........................     1,180              856
     Secured by five or more dwelling units................     1,516            1,447
     Secured by land.......................................       781              378
                                                             --------         --------
                                                              367,057          553,424
Less:
     Net deferred loan origination fees....................       (42)             (34)
     Unamortized discounts, net............................   (13,750)          (9,938)
                                                             --------         --------
Total first mortgage loans.................................   353,265          543,452
Other loans:
     Home equity and second mortgage loans.................     1,208              541
     Other.................................................       305              305
                                                             --------         --------
                                                              354,778          544,298
Less: allowance for loan losses............................    (2,957)          (3,594)
                                                             --------         --------
          Net loans receivable.............................  $351,821         $540,704
                                                             ========         ========


     The mortgage loans are located primarily in California, New York, and Virginia according to the following percentages 15.1%, 13.3%, and 7.4%, respectively. As of December 31, 1997, the mortgage loan portfolio consisted of variable rate loans of $335.2 million, or 62%, and fixed rate loans of $205.5 million, or 38%. The weighted average maturity of mortgage loans secured by one to four family residences is 266 months as of December 31, 1997.

     The unpaid principal balance of mortgage loans owned by the Company but serviced by other companies was $203.9 million and $301.5 million at December 31, 1996 and 1997, respectively.

     Loans past due 90 days or more, and therefore on non-accrual status at December 31, 1996 and 1997, are summarized as follows:


                                                               1996            1997
                                                              -------         -------
                                                                  (IN THOUSANDS)
First mortgage loans:
     Secured by one-to-four family residences...............  $ 8,979         $10,802
     Secured by commercial real estate......................    1,217             635
Home equity and second mortgage loans.......................       54              --
                                                              -------         -------
          Total.............................................  $10,250         $11,437
                                                              =======         =======


     The interest accrual balance for each loan that enters non-accrual is reversed from income. If all nonperforming loans had been performing during 1995, 1996, and 1997, the Bank would have recorded $365,000, $789,000 and
$739,000, respectively, in additional interest income. There were no commitments to lend additional funds to these borrowers as of December 31, 1996 and 1997.

     Activity in the allowance for loan losses for the years ended December 31, 1995, 1996 and 1997 is summarized as follows:


                                                     1995           1996           1997
                                                    ------         ------         ------
                                                               (IN THOUSANDS)
Balance, beginning of the year....................  $  989         $2,311         $2,957
Provision for loan losses.........................   1,722            919            921
Charge-offs, net..................................    (400)          (273)          (284)
                                                    ------         ------         ------
Balance, end of year..............................  $2,311         $2,957         $3,594
                                                    ======         ======         ======


     According to Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, ("SFAS No. 114"), a loan is considered impaired when, based upon current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The term "all amounts due" includes both the contractual interest and principal payments of a loan as scheduled in the loan agreement. The Company has determined that once a loan becomes 90 or more days past due, collection of all amounts due is no longer probable and is therefore considered impaired. The amount of impairment is measured based upon the fair value of the underlying collateral and is reflected through the creation of a valuation allowance.

     The table below presents impaired loans as of December 31, 1996 and 1997:


                                                                                   AMOUNT OF
                                                           TOTAL                    RECORDED
                                                         RECORDED                  INVESTMENT
                                                       INVESTMENT IN   AMOUNT OF     NET OF
                                                         IMPAIRED      SPECIFIC     SPECIFIC
                DESCRIPTION OF LOANS                       LOANS       RESERVES     RESERVES
                --------------------                   -------------   ---------   ----------
                                                                   (IN THOUSANDS)
1996:
  Impaired loans:
     Commercial real estate..........................     $ 1,217       $  318       $  899
     One-to-four family..............................       9,033        1,492        7,541
                                                          -------       ------       ------
          Total......................................     $10,250       $1,810       $8,440
                                                          =======       ======       ======
  Restructured loans:
     Commercial real estate..........................     $   251       $    8       $  243
     One-to-four family..............................         184           --          184
                                                          -------       ------       ------
          Total......................................     $   435       $    8       $  427
                                                          =======       ======       ======
1997:
  Impaired loans:
     Commercial real estate..........................     $   635       $  248       $  387
     One-to-four family..............................      10,802        1,760        9,042
                                                          -------       ------       ------
          Total......................................     $11,437       $2,008       $9,429
                                                          =======       ======       ======
  Restructured loans:
     Commercial real estate..........................     $   248       $   --       $  248
     One-to-four family..............................         177           --          177
                                                          -------       ------       ------
          Total......................................     $   425       $   --       $  425
                                                          =======       ======       ======


     The average recorded investment in impaired loans, with identified losses, as of December 31, 1995, 1996 and 1997 was $2.0 million, $2.2 million and $2.3 million, respectively. The related amount of interest income the Company would recognize as additional interest income for the years ended December 31, 1995, 1996 and

1997 was $365,000, $789,000, and $739,000, respectively. The Company's charge-off policy for impaired loans is consistent with its charge-off policy for other loans; impaired loans are charged-off when, in the opinion of management, all principal and interest due on the impaired loan will not be fully collected. Consistent with the Company's method for non-accrual loans, interest received on impaired loans is recognized as interest income or applied to principal when it is doubtful that full payment will be collected.

7.  REAL ESTATE ACQUIRED THROUGH FORECLOSURE

     Real estate acquired through foreclosure at December 31, 1996 and December 31, 1997 was $1.2 million and $681,000, respectively. Activity in the allowance for real estate losses for the years ended December 31, 1995, 1996, and 1997 is summarized as follows:


                                                              1995    1996    1997
                                                              -----   -----   ----
                                                                 (IN THOUSANDS)
Balance, beginning of year..................................  $  92   $ 213   $ 65
Provision for real estate losses............................    256      77     19
Charge-offs.................................................   (135)   (225)   (84)
                                                              -----   -----   ----
Balance, end of year........................................  $ 213   $  65   $ --
                                                              =====   =====   ====


8.  LOANS SERVICED FOR OTHERS

     Mortgage loans serviced by the Bank for others are not included in the accompanying consolidated statements of financial condition because the related loans are not owned by the Company or any of its subsidiaries. The unpaid principal balances of these loans at December 31, 1996 and 1997 are summarized as follows:


                                                               1996      1997
                                                              -------   -------
                                                               (IN THOUSANDS)
Mortgage loans underlying pass-through securities:
     Federal Home Loan Mortgage Corporation.................  $ 2,843   $ 2,140
     Federal National Mortgage Association..................   11,548    28,417
                                                              -------   -------
     Subtotal...............................................  $14,391   $30,557
Mortgage loan portfolio serviced for:
     Other investors........................................   31,465    27,125
                                                              -------   -------
          Total.............................................  $45,856   $57,682
                                                              =======   =======


     Custodial escrow balances held in connection with the foregoing loans serviced were approximately $84,000 and $120,000 at December 31, 1996 and 1997, respectively.

     Included in other assets is purchased mortgage servicing rights of $2.8 million and $3.3 million as of December 31, 1996 and 1997, respectively.

9.  DEPOSITS

     The Bank initiates deposits directly with customers through contact on the phone, the mail, and walk-in at its headquarters. On May 2, 1996, TeleBanc entered into an agreement to assume certain deposit liabilities with First Commonwealth Savings Bank FSB ("First Commonwealth"), First Commonwealth Financial Corp., and John York, Jr. Pursuant to this agreement, TeleBanc assumed certain brokered and telephone solicited deposits accounts of First Commonwealth which had a current balance of approximately $53.1 million as of April 30, 1996. In the deposit assumption, First Commonwealth paid TeleBanc the amount of the deposit liabilities assumed, plus the amount of the deposit liabilities (less certain renewals) multiplied by 0.25 percent. Deposits at December 31, 1996 and 1997 are summarized as follows:


                                          WEIGHTED
                                           AVERAGE
                                           RATE AT
                                        DECEMBER 31,          AMOUNT             PERCENT
                                        -------------   -------------------   -------------
                                        1996    1997      1996       1997     1996    1997
                                        -----   -----   --------   --------   -----   -----
                                                          (IN THOUSANDS)
Demand accounts, non
  interest-bearing....................    --%     --%   $    309   $    761      --%    0.2%
Money market..........................  5.10    5.26     109,835    122,185    28.1    23.4
Passbook savings......................  3.00    3.00       1,758        665     0.5     0.1
Certificates of deposit...............  6.28    6.24     278,584    398,610    71.4    76.3
                                        ----    ----    --------   --------   -----   -----
          Total.......................                  $390,486   $522,221   100.0%  100.0%
                                                        ========   ========   =====   =====


     Certificates of deposit and money market accounts, classified by rates as of December 31, 1996 and 1997 are as follows:


                           AMOUNT                               1996       1997
                           ------                             --------   --------
                                                                (IN THOUSANDS)
 0- 1.99%...................................................  $  5,235   $      5
 2- 3.99%...................................................       148         --
 4- 5.99%...................................................   210,481    231,048
 6- 7.99%...................................................   170,056    289,046
 8- 9.99%...................................................     1,709        696
10-11.99%...................................................       790         --
                                                              --------   --------
          Total.............................................  $388,419   $520,795
                                                              ========   ========


     At December 31, 1997, scheduled maturities of certificates of deposit and money market accounts are as follows:


                       LESS THAN     1-2        2-3       3-4       4-5       5+
                       ONE YEAR     YEARS      YEARS     YEARS     YEARS    YEARS     TOTAL
                       ---------   --------   -------   -------   -------   ------   --------
                                                   (IN THOUSANDS)
 0- 1.99%............  $      5    $     --   $    --   $    --   $    --   $   --   $      5
 2- 3.99%............        --          --        --        --        --       --         --
 4- 5.99%............   209,547      17,708     2,217     1,126       362       88    231,048
 6- 7.99%............    37,687     124,905    97,079    13,550     9,849    5,976    289,046
 8- 9.99%............       578          --        82        --        36       --        696
10-11.99%............        --          --        --        --        --       --         --
                       --------    --------   -------   -------   -------   ------   --------
                       $247,817    $142,613   $99,378   $14,676   $10,247   $6,064   $520,795
                       ========    ========   =======   =======   =======   ======   ========


     The aggregate amount of certificates of deposit with denominations greater than or equal to $100,000 was $45.1 million and $47.5 million at December 31, 1996 and 1997, respectively.

     Interest expense on deposits for the years ended December 31, 1995, 1996, and 1997 is summarized as follows:


                                                            1995      1996      1997
                                                           -------   -------   -------
                                                                 (IN THOUSANDS)
Money market.............................................  $ 2,036   $ 4,740   $ 6,353
Passbook savings.........................................       78        59        27
Certificates of deposit..................................   14,919    16,558    19,578
                                                           -------   -------   -------
          Total..........................................  $17,033   $21,357   $25,958
                                                           =======   =======   =======


     Accrued interest payable on deposits at December 31, 1996 and 1997 was $667,000 and $728,000, respectively.

10.  ADVANCES FROM THE FHLB OF ATLANTA

     Advances to the Bank from the FHLB of Atlanta at December 31, 1996 and 1997 were as follows:


                                                           WEIGHTED              WEIGHTED
                                                           AVERAGE               AVERAGE
                                                           INTEREST              INTEREST
                                                  1996       RATE       1997       RATE
                                                --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS)
1996..........................................  $     --     5.52%    $     --       --%
1997..........................................    64,800     5.56           --       --
1998..........................................    41,000     5.53       71,000     5.61
1999..........................................    39,000     5.60      129,000     5.69
                                                --------     ----     --------     ----
          Total...............................  $144,800     5.56%    $200,000     5.66%
                                                ========     ====     ========     ====


     All advances, except for $2.0 million which matured in November of 1996, are floating rate advances and adjust quarterly or semi-annually to the London InterBank Offering Rate ("LIBOR") rate. In 1996 and 1997, the advances were collateralized by a specific lien on mortgage loans in accordance with an "Advances, Specific Collateral Pledge and Security Agreement" with the FHLB of Atlanta, executed September 10, 1980. Under this agreement, the Bank is required to maintain qualified collateral equal to 120 to 160 percent of the Bank's FHLB advances, depending on the collateral type. As of December 31, 1996 and 1997, the Company secured these advances with an assignment of specific mortgage loan collateral from its loan and mortgage-backed security portfolio. These one-to-four family whole first mortgage loans and securities pledged as collateral totaled approximately $186.1 million and $259.9 million at December 31, 1996 and 1997, respectively.

     The Company is required to be a member of the FHLB System and to maintain an investment in the stock of the FHLB of Atlanta at least equal to the greater of 1 percent of the unpaid principal balance of its residential mortgage loans or 1 percent of 30 percent of its total assets or 1/20th of its outstanding advances from the FHLB.

11.  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE


     Information concerning borrowings under fixed and variable rate coupon repurchase agreements is summarized as follows:



                                                                1996         1997
                                                              ---------   ----------
                                                              (DOLLARS IN THOUSANDS)
Weighted average balance during the year....................   $68,920     $117,431
Weighted average interest rate during the year..............      5.77%        5.76%
Maximum month-end balance during the year...................   $97,416     $279,909
Balance at year-end.........................................   $57,581     $279,909
Private issuer mortgage-backed securities underlying the
  agreements as of the end of the year:
     Carrying value, including accrued interest.............   $61,418     $295,556
     Estimated market value.................................   $61,426     $295,500


     The securities sold under the repurchase agreements at December 31, 1997 are due in less than one year. The Company enters into sales of securities under agreements to repurchase the same securities. Repurchase agreements are collateralized by fixed and variable rate mortgage-backed securities or investment grade securities. Repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the balance sheet. The dollar amount of securities underlying the agreement remains in the asset accounts. The securities underlying the agreements are physical and book entry securities and the brokers retain possession of the securities collateralizing the repurchase agreements. If the counterparty in a repurchase agreement was to fail, the Company may incur an accounting loss for the excess collateral posted with the counterparty. As of December 31, 1997, Lehman Brothers Inc. represents the only counterparty with which the Company's amount at risk exceeded 10% of the Company's stockholders' equity. The amount of risk at December 31, 1997 with Lehman Brothers Inc. was $5.1 million with a weighted average maturity of 47 days.

12.  SUBORDINATED DEBT

     In May and June 1994, the Company issued 15,000 units of subordinated debt at a price of $15.0 million and 2,250 units at a price of $2.3 million, respectively. The units each consist of $1,000 of 11.5% subordinated notes due in 2004 and 40 detachable warrants to purchase one share each of TeleBanc common stock. The notes may not be redeemed prior to May 1, 1999. The notes are redeemable at the option of the Company after May 1, 1999, at an initial redemption price of 105.75% of the principal amount plus accrued interest with the redemption price declining to 104.60%, 103.45%, 102.30%, and 101.15% annually each year thereafter. Interest is payable semi-annually on May 1 and November 1, commencing November 1, 1994. The indenture, among other things, restricts the ability of the Company under certain circumstances to incur additional indebtedness, limits cash dividends and other capital distributions by the Company, requires the maintenance of a reserve equal to 100% of the Company's annual interest expense on all indebtedness, restricts disposition of the Bank or its assets, and limits transactions with affiliates. The annual interest expense to service the subordinated debt is $2.0 million.

     The total value of the 690,000 warrants was $948,750 which resulted in an original issue discount on the subordinated debt in the amount of $899,289. The original issue discount is amortized on a level yield basis over the life of the debt. The warrants became transferable on November 27, 1994 and are exercisable on or after May 27, 1995. The exercise price of each warrant is $3.828.

     On February 28, 1997, the Company sold $29.9 million of units in the form of 4% convertible preferred stock and 9.5% senior subordinated notes and warrants to investment partnerships managed by Conning & Co., CIBC Wood Gundy Argosy Merchant Fund 2, LLC, General American Life Insurance Company, The Progressive Corporation, and The Northwestern Mutual Life Insurance Company. Upon the sale of the units, representatives from the Conning partnerships and the CIBC Merchant Fund were appointed to the Company's Board. The units consist of $13.7 million in 9.5% senior subordinated notes with 396,176 detachable warrants, $16.2 million in 4.0% convertible preferred stock, and rights to 411,126 contingent warrants. The senior subordinated notes are due on March 31, 2004 and stipulate increases over time in interest rates subsequent to March 31, 2002 from 9.5% up to 15.25%. The warrants are exercisable at $4.75 with an expiration date of February 28, 2005. The preferred stock consists of Series A Voting Convertible Preferred Stock, Series B Nonvoting Convertible Preferred Stock, and Series C Nonvoting Convertible Preferred Stock and is convertible to 2,399,486 shares of common stock. Series A and Series B shares may be converted at any time into fully-paid and non-assessable shares of Voting Common Stock. Series C shares may be converted at any time to Series A or Series B shares or at any time into fully-paid and non-assessable nonvoting common stock. The aforementioned preferred stock has no liquidation preferences. The contingent warrants may be exercised upon a change of control or at any time after February 19, 2002 ("Exercise Event"). If the Company's annual internal rate of return is less than 25% at the time of an Exercise Event, unit holders may exercise the contingent warrants for $0.01 until an internal rate of return of 25% is reached. The annual interest expense to service the senior subordinated notes is $1.3 million and the annual dividend requirement on the preferred stock is $648,000.

     In June 1997, the Company formed TeleBanc Capital Trust I, which in turn sold, at par, 10,000 shares of trust preferred securities, Series A, liquidation amount of $1,000, for a total of $10,000,000 in a private placement. TeleBanc Capital Trust I is a business trust formed for the purpose of issuing capital securities and investing the proceeds in junior subordinated debentures issued by the Company. The trust preferred securities mature in 2027 and have an annual dividend rate of 11.0%, or $1.1 million, payable semi-annually, beginning in December 1997. The net proceeds will be used, for general corporate purposes, including to fund Bank operations and the creation and expansion of its financial service and product operations.

13.  EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("SFAS 128"), effective December 15, 1997. This statement specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock or potential common stock.

     Basic earnings per common share, as required by SFAS 128, is computed by dividing adjusted net income by the total of the weighted average number of common shares outstanding during the respective periods. Diluted earnings per common share for the years ended December 31, 1995, 1996, and 1997 were determined on the assumptions that the dilutive options and warrants were exercised upon issuance. The options and warrants are deemed to be dilutive if
(a) the average market price of the related common stock for a period exceeds the exercise price or (b) the security to be tendered is selling at a price below that at which it may be tendered under the option or warrant agreement and the resulting discount is sufficient to establish an effective exercise price below the market price of the common stock obtainable upon exercise. The Company's year to date weighted average number of common shares outstanding was 4,099,000 at December 31, 1995 and 1996 and 4,382,910 at December 31, 1997. For
diluted earnings per share computation, weighted average shares outstanding also include potentially dilutive securities.

                                EPS CALCULATION


                                                                                PER SHARE
                                                              INCOME   SHARES    AMOUNT
                                                              ------   ------   ---------
                                                              FOR THE YEAR ENDED DECEMBER
                                                                       31, 1995
                                                              ---------------------------
                                                               (IN THOUSANDS, EXCEPT PER
                                                                      SHARE DATA)
Basic earnings per share
Net income..................................................  $2,720   4,099      $0.66
                                                                                  =====
Options issued to management................................      --       5
                                                              ------   -----
Diluted earnings per share..................................  $2,720   4,104      $0.66
                                                              ======   =====      =====



                                                                  FOR THE YEAR ENDED
                                                                   DECEMBER 31, 1996
                                                              ---------------------------
Basic earnings per share
Net income..................................................  $2,552   4,099      $0.62
                                                                                  =====
Options issued to management................................      --     182
Warrants....................................................      --     125
                                                              ------   -----
Diluted earnings per share..................................  $2,552   4,406      $0.58
                                                              ======   =====      =====



                                                                  FOR THE YEAR ENDED
                                                                   DECEMBER 31, 1997
                                                              ---------------------------
Net income..................................................  $4,217
Less: preferred stock dividends.............................    (546)
                                                              ------
Basic earnings per share
Income available to common shareholders.....................  $3,671   4,383      $0.84
                                                                                  =====
Options issued to management................................      --     510
Warrants....................................................      --     501
Convertible preferred stock.................................     546   2,017
                                                              ------   -----
Diluted earnings per share..................................  $4,217   7,411      $0.57
                                                              ======   =====      =====


14.  INCOME TAXES

     Income tax expense for the years ended December 31, 1995, 1996, and 1997 is summarized as follows:


                                                                1995     1996     1997
                                                                ----     ----     ----
                                                                    (IN THOUSANDS)
Current:   Federal...........................................  $2,038   $1,194   $1,881
           State.............................................     181      225      221
                                                               ------   ------   ------
                                                                2,219    1,419    2,102
Deferred:  Federal...........................................    (474)     (78)    (398)
           State.............................................     (85)    (146)     (47)
                                                               ------   ------   ------
                                                                 (559)    (224)    (445)
Total:     Federal...........................................   1,564    1,116    1,483
           State.............................................      96       79      174
                                                               ------   ------   ------
                                                               $1,660   $1,195   $1,657
                                                               ======   ======   ======

     A reconciliation of the statutory Federal income tax rate to the Company's effective income tax rate for the years ended December 31, 1995, 1996, and 1997 is as follows:

                                                              1995    1996    1997
                                                              ----    ----    ----
Federal income tax at statutory rate........................  34.0%   34.0%   34.0%
State taxes, net of federal benefit.........................   4.2     4.2     4.2
Municipal bond interest, net of disallowed interest
  expense...................................................  (7.0)   (3.6)   (5.8)
Other.......................................................   6.7    (2.7)   (6.0)
                                                              ----    ----    ----
                                                              37.9%   31.9%   26.4%
                                                              ====    ====    ====

     Deferred income taxes result from temporary differences in the recognition of income and expense for tax versus financial reporting purposes. The sources of these temporary differences and the related tax effects for the years ended December 31, 1996 and 1997 are as follows:


                                                               1996      1997
                                                              -------   -------
                                                               (IN THOUSANDS)
Deferred Tax Liabilities:
     Acquired Loan Servicing Rights.........................  $   (12)  $    --
     Purchase Accounting Premium............................      (40)      (75)
     Depreciation...........................................      (17)      (44)
     Tax Reserve in Excess of Base Year.....................      (93)     (134)
     Tax Effect of Securities Available-for-sale Adjustment
      to Fair Value (notes 4 and 5).........................   (1,030)     (722)
     FHLB Stock Dividends...................................     (168)     (129)
     Other..................................................      (52)      (89)
                                                              -------   -------
          Total.............................................   (1,412)   (1,193)
Deferred Tax Assets:
     General Reserves & Real Estate Owned Losses............      819     1,293
     Other..................................................       20        80
                                                              -------   -------
          Total.............................................      839     1,373
                                                              -------   -------
Net Deferred Tax Asset (Liability)..........................  $  (573)  $   180
                                                              =======   =======


     The Company has a tax bad debt base year reserve of $264,000 for which income taxes have not been provided. Certain distributions or transactions may cause the Bank to recapture its tax bad debt base year reserve, resulting in taxes of $100,000. In addition, the Bank has entered into a tax sharing agreement with TeleBanc under which it is allocated its share of income tax expense or benefit based on its portion of consolidated income or loss.

15.  FINANCIAL INSTRUMENTS

     The Company is party to a variety of interest rate caps and swaps to manage interest rate exposure. In general, the Company enters into agreements to assume fixed-rate interest payments in exchange for variable market-indexed interest payments. The effect of these agreements is to lengthen short-term variable liabilities into longer term fixed-rate liabilities or to shorten long-term fixed rate assets into short-term variable rate assets. The net costs of these agreements are charged to interest expense or interest income, depending on whether the agreement is designated to hedge a liability or an asset.

     Interest rate exchange agreements for the years ended December 31, 1996 and 1997 are summarized as follows:

                                                                 1996         1997
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Weighted average fixed rate payments........................      5.97%        6.15%
Weighted average original term..............................    5.0 yrs      4.6 yrs
Weighted average variable rate obligation...................      5.62%        5.81%
Notional amount.............................................   $130,000     $205,000

     The Company enters into interest rate cap agreements to hedge outstanding FHLB advances and repurchase agreements. Under the terms of the interest rate cap agreements, the Company generally would receive an amount equal to the difference between 3 month LIBOR or 6 month LIBOR and the cap's strike rate, multiplied by the notional amount. The interest rate cap agreements are summarized as follows (dollars in thousands):

                                               EFFECTIVE    NOTIONAL     MATURITY
              CAP STRIKE RATE                    DATE       BALANCE        DATE
              ---------------                -------------  --------   -------------
 4%........................................    July 1992    $10,000      July 1999
 6%........................................  October 1996   $20,000    October 1999
 7%........................................  January 1997   $10,000    January 2002
 7%........................................  January 1995   $10,000      July 1998
7.5%.......................................    July 1997    $25,000      July 1999
 8%........................................    July 1997    $25,000      July 2000
 8%........................................    June 1997    $25,000      June 2000
 9%........................................  December 1994  $14,000    December 1998
 10%.......................................   April 1995    $10,000    January 2002

     The counterparties to the interest rate cap agreements are Goldman Sachs, Lehman Brothers, Merrill Lynch, NationsBank, Nomura, Salomon Brothers, and UBS. As of December 31, 1997, the associated credit risk with the aforementioned counterparties are $332,000, $104,000, $117,000, $66,000, $30,000, $132,000, and
$605,000, respectively. The credit risk is attributable to the unamortized cap premium and any amounts due from the counterparty as of December 31,1997. The total amortization expense for premiums on interest rate caps was $213,000, $638,000, and $777,000 for the years ended December 31, 1995, 1996, and 1997, respectively.

16.  FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

     The fair value information for financial instruments, which is provided below, is based on the requirements of Statement of Financial Accounting Standards No. 107, Disclosure About Fair Value of Financial Instruments ("SFAS No. 107") and does not represent the aggregate net fair value of the Bank. Much of the information used to determine fair value is subjective and judgmental in nature, therefore, fair value estimates, especially for less marketable securities, may vary. In addition, the amounts actually realized or paid upon settlement or maturity could be significantly different. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is reasonable to estimate that value:

     CASH AND INTEREST-BEARING DEPOSITS -- Fair value is estimated to be carrying value.

     FEDERAL FUNDS SOLD -- Fair value is estimated to be carrying value.

     SECURITIES PURCHASED UNDER AGREEMENT TO RESELL -- Fair value is estimated to be carrying value.

     INVESTMENT SECURITIES -- Fair value is estimated by using quoted market prices for most securities. For illiquid securities, market prices are estimated by obtaining market price quotes on similar liquid securities and adjusting the price to reflect differences between the two securities, such as credit risk, liquidity, term coupon, payment characteristics, and other information.

     MORTGAGE-BACKED AND RELATED SECURITIES -- Fair value is estimated using quoted market prices. For illiquid securities, market prices are estimated by obtaining market price quotes on similar liquid securities and adjusting the price to reflect differences between the two securities, such as credit risk, liquidity, term coupon, payment characteristics, and other information.

     LOANS RECEIVABLE -- For certain residential mortgage loans, fair value is estimated using quoted market prices for similar types of products. The fair value of other certain types of loans is estimated using quoted market prices for securities backed by similar loans.

     The fair value for loans which could not be reasonably established using the previous two methods was estimated by discounting future cash flows using current rates for similar loans.

     Management adjusts the discount rate to reflect the individual characteristics of the loan, such as credit risk, coupon, term, payment characteristics, and the liquidity of the secondary market for these types of loans.

     DEPOSITS -- For passbook savings, checking and money market accounts, fair value is estimated at carrying value. For fixed maturity certificates of deposit, fair value is estimated by discounting future cash flows at the currently offered rates for deposits of similar remaining maturities.

     ADVANCES FROM THE FHLB OF ATLANTA -- For adjustable rate advances, fair value is estimated at carrying value. For fixed rate advances, fair value is estimated by discounting future cash flows at the currently offered rates for fixed-rate advances of similar remaining maturities.

     SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE -- Fair value is estimated using carrying value. The securities are repriced on a semiannual basis.

     SUBORDINATED DEBT -- For subordinated debt, fair value is estimated using quoted market prices.

     OFF-BALANCE SHEET INSTRUMENTS -- The fair value of interest rate exchange agreements is the net cost to the Company to terminate the agreement as determined from market quotes.

     The fair value of financial instruments as of December 31, 1996 and 1997 is as follows:


                                                             1996                  1997
                                                      -------------------   -------------------
                                                      CARRYING     FAIR     CARRYING     FAIR
                                                       VALUE      VALUE      VALUE      VALUE
                                                      --------    -----     --------    -----
                                                                   (IN THOUSANDS)
Assets:
     Cash and cash equivalents......................  $  3,259   $  3,259   $ 92,156   $ 92,156
     Investment securities available-for-sale.......    78,826     78,826     91,237     91,237
     Mortgage-backed securities
       available-for-sale...........................   184,743    184,743    319,203    319,203
     Loans receivable...............................   351,821    365,401    540,704    562,270
     Trading........................................        --         --     21,110     21,110
Liabilities:
     Deposits.......................................  $390,486   $393,820   $522,221   $524,022
     Advances from the FHLB Atlanta.................   144,800    144,800    200,000    200,000
     Securities sold under agreements to
       repurchase...................................    57,581     57,581    279,909    279,909
     Subordinated debt, net.........................    16,586     16,625     29,614     30,953
     Trust preferred................................        --         --      9,572     10,000
     Off-balance sheet instruments..................        --      1,684         --     (1,342)
     Commitments to purchase loans..................        --         --         --         --

17.  DISTRIBUTIONS

     The Bank is subject to certain restrictions on the amount of dividends it may declare without prior regulatory approval. At December 31, 1997, approximately $10.6 million of retained earnings were available for dividend declaration.

18.  EMPLOYEE STOCK OWNERSHIP PLAN

     The Company sponsors an Employee Stock Ownership Plan ("ESOP"). All full-time employees of the Company who meet limited qualifications participate in the ESOP. Under the ESOP, the Company contributes cash to a separate trust fund maintained exclusively for the benefit of those employees who have become participants. Participants will have shares of TeleBanc common stock, valued at market value, allocated to their personal plan accounts based on a uniform percentage of wages. At December 31, 1996 and 1997, the Company carried a $305,000 note receivable from the ESOP which was collateralized by the Company's common stock. The ESOP owned 135,200 shares of the Company's stock with approximately 64,000 and 78,000 shares vested at December 31, 1996 and 1997, respectively. The Company's contribution to the ESOP, which is reflected in compensation expense, was $210,000, $224,000 and $247,000 for the years ended December 31, 1995, 1996, and 1997, respectively.

19.  STOCK BASED COMPENSATION

     In 1996, officers and employees were issued 161,000 options to purchase 161,000 shares of TeleBanc common stock at prices ranging from $3.875 to $4.4375. In 1997, the Company authorized and issued 698,402 options to directors, officers and employees to purchase 698,402 shares of TeleBanc common stock at prices ranging from $1.33 to $6.75. As of December 31, 1996 and 1997, 360,876 and 598,248 of the shares, respectively, were vested at exercise prices ranging from $1.33 to $6.25. The maximum term for the outstanding options is 10 years. As of December 31, 1997, the total number of authorized options is 1,802,862. The options' exercise price was the market value of the stock at the date of issuance.

                                                          1995                 1996                 1997
                                                   ------------------   ------------------   ------------------
                                                             WEIGHTED             WEIGHTED             WEIGHTED
                                                             AVERAGE              AVERAGE              AVERAGE
                                                   SHARES    EXERCISE   SHARES    EXERCISE   SHARES    EXERCISE
                     OPTIONS                       (000'S)    PRICE     (000'S)    PRICE     (000'S)    PRICE
                     -------                       -------   --------   -------   --------   -------   --------
Outstanding at beginning of year.................    484      $3.32       542      $3.26        704     $ 3.45
Granted..........................................     64       2.75       162       4.09        698       6.26
Exercised........................................     --         --        --         --         34       3.26
Forfeited........................................      6       3.07        --         --         38       5.70
Outstanding at end of year.......................    542       3.26       704       3.45      1,330       4.86
Options exercisable at year-end..................    220       3.28       360       3.35        598       4.03
Weighted avg. fair value of options granted......              0.91                 1.31                  1.75

     The following table summarizes information about fixed options outstanding at December 31, 1997:


                                    OPTIONS OUTSTANDING (000'S)
                          -----------------------------------------------   OPTIONS EXERCISABLE (000'S)
                                        WEIGHTED AVERAGE                    ----------------------------
                                           REMAINING          WEIGHTED                       WEIGHTED
                            NUMBER      CONTRACTUAL LIFE      AVERAGE         NUMBER         AVERAGE
RANGE OF EXERCISE PRICES  OUTSTANDING       (YEARS)        EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
------------------------  -----------   ----------------   --------------   -----------   --------------
Less than $2.50........         48            9.2              $1.33             10           $1.33
$2.50 - $3.74..........        510            6.5              $3.275           404           $3.285
$3.75 - $4.99..........        148            8.3              $4.105            60           $4.105
$5.00 - $6.24..........         --             --              --                --           --
$6.25 - $7.49..........        624            9.2              $6.615           124           $6.615
                             -----                                              ---
Less than
  $2.50 - $7.49........      1,330            8.0              $4.86            598           $4.03
                             =====                                              ===



     Because the method of accounting required by SFAS No. 123 has not been applied to options granted prior to January 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Roll Geske option pricing model with the following weighted average assumptions for grants; risk-free interest rates of 6.00%, 5.25%, and 5.08% for 1995, 1996, and 1997, respectively; expected life of 10 years for all options granted in 1995, 1996, and 1997; expected volatility of 16%, 23%, and 25% for 1995, 1996, and 1997, respectively.


     The Company accounts for this plan under APB No. 25, under which no compensation cost has been recognized. Had compensation cost for the plan been determined consistent with SFAS No. 123, the Company's net income and net income per share would have been reduced to the following pro forma amounts:


                                                              YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                         1995          1996          1997
                                                      -----------   -----------   -----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income:
     As reported....................................    $2,720        $2,552        $3,671
     Pro forma......................................    $2,684        $2,409        $2,629
Basic earnings per share:
     As reported....................................    $ 0.66        $ 0.62        $ 0.84
     Pro forma......................................    $ 0.66        $ 0.59        $ 0.60
Diluted earnings per share:
     As reported....................................    $ 0.66        $ 0.58        $ 0.57
     Pro forma......................................    $ 0.66        $ 0.55        $ 0.43


20.  COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The principal commitments of the Company are as follows:

     At December 31, 1997, the Company was obligated under an operating lease for office space with an original term of ten years. Net rent expense under operating leases was approximately $127,000, $142,000, and $238,000 for the years ended December 31, 1995, 1996, and 1997, respectively.

     The projected minimum rental payments under the terms of the lease are as follows:

                        YEARS ENDING
                        DECEMBER 31,                            AMOUNT
                        ------------                          ----------
   1998.....................................................  $  190,000
   1999.....................................................     165,000
   2000.....................................................     166,000
   2001.....................................................     167,000
   2002.....................................................     168,000
   2003 and thereafter......................................     267,000
                                                              ----------
                                                              $1,123,000
                                                              ==========

     As of December 31, 1997, the Company had commitments to purchase $24.0 million of mortgage loans.

     The Company self-insures for a portion of health insurance expenses paid by the Company as a benefit to its employees. At December 31, 1996 and 1997, there was no reserve needed for incurred but not reported claims under this insurance arrangement.

21.  SUBSEQUENT EVENTS

     In the first quarter of 1998, TeleBanc signed a definitive merger agreement (the "DFC Acquisition") to acquire Direct Financial Corporation ("DFC"). DFC is the parent holding company of Premium Bank, a federal savings bank headquartered in New Jersey. At December 31, 1997, DFC reported total assets of $326.1 million, loans receivable, net of $187.2 million, total deposits of $273.9 million and total stockholders' equity of $12.3 million. TeleBanc will pay $12 for each share of Direct Financial common stock or common stock equivalent. The transaction is valued at approximately $26.4 million. The DFC Acquisition is expected to be consummated in the summer of 1998, subject to regulatory approvals.

     Also in January 1998, TeleBanc announced that it had signed a definitive acquisition agreement whereby MET Holdings will sell substantially all of its assets, including approximately 2,866,162 shares of TeleBanc Common Stock owned by MET Holdings, and assign substantially all of its liabilities, to TeleBanc. Immediately following consummation of the acquisition, MET Holdings will dissolve and distribute its remaining assets and liabilities to its stockholders, assuming such dissolution is approved by the requisite number of stockholders of MET Holdings and TeleBanc.

22.  CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)


                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
                                                                (IN THOUSANDS)
STATEMENTS OF FINANCIAL CONDITION
Assets:
     Cash...................................................  $   159    $  5,401
     Investment securities available-for-sale...............    4,132       4,186
     Mortgage-backed securities available-for-sale..........   14,086      26,219
     Loans receivable, net..................................      305         566
     Loan receivable held for sale..........................       --       6,367
     Trading................................................       --      14,011
     Equity in net assets of subsidiary.....................   34,130      58,976
     Deferred charges.......................................      940       1,460
     Other assets...........................................    1,099       4,806
                                                              -------    --------
          Total assets......................................  $54,851    $121,992
                                                              =======    ========
Liabilities and Stockholders' Equity
  Liabilities:
     Subordinated debt......................................  $16,586    $ 39,614
     Securities sold under agreements to repurchase.........   12,831      33,555
     Accrued interest payable...............................      357       1,037
     Taxes payable and other liabilities....................      419       1,962
                                                              -------    --------
          Total liabilities.................................  $30,193    $ 76,168
                                                              -------    --------
Stockholders' Equity
     Preferred Stock........................................  $    --    $ 15,281
     Common Stock...........................................       20          22
     Additional Paid-in-Capital.............................   14,637      16,207
     Retained earnings......................................    7,905      11,576
     Unrealized gain/loss on securities
      available-for-sale....................................    2,096       2,738
                                                              -------    --------
          Total stockholders' equity........................   24,658      45,824
                                                              -------    --------
          Total liabilities and stockholders' equity........  $54,851    $121,992
                                                              =======    ========



                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1995      1996      1997
                                                              -------   -------   -------
                                                                    (IN THOUSANDS)
STATEMENTS OF OPERATIONS
Interest income.............................................  $   429   $   531   $ 2,683
Interest expense............................................    2,111     2,163     4,352
                                                              -------   -------   -------
Net interest loss...........................................   (1,682)   (1,632)   (1,669)
Non interest income.........................................       92       133        13
Total general and administrative expenses...................    1,046     1,393     1,288
Non interest expenses.......................................      126       127       195
                                                              -------   -------   -------
Net loss before equity in net income of subsidiary and
  income taxes..............................................   (2,762)   (3,019)   (3,139)
Equity in net income of subsidiary..........................    4,434     6,716     5,668
Income taxes................................................   (1,048)    1,145    (1,688)
Preferred stock dividend....................................       --        --       546
                                                              -------   -------   -------
Net income..................................................  $ 2,720   $ 2,552   $ 3,671
                                                              =======   =======   =======

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1995       1996        1997
                                                              --------   ---------   --------
                                                                      (IN THOUSANDS)
STATEMENTS OF CASH FLOWS
Cash flows from operating activities:
     Net income.............................................  $  2,720   $   2,552   $  4,217
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Equity in undistributed earnings of subsidiaries.......    (4,434)     (4,426)    (5,668)
     Purchases of loans held for sale.......................        --          --     (6,367)
     Net increase in trading securities.....................        --          --    (14,011)
     (Increase) decrease in other assets....................        38        (686)    (4,227)
     Increase in accrued expenses and other liabilities.....       122         267      2,223
                                                              --------   ---------   --------
Net cash provided by operating activities...................    (1,554)     (2,293)   (23,833)
                                                              --------   ---------   --------
Cash flows from investing activities:
     Net (increase) decrease in loan to Employee Stock
       Ownership Plan.......................................        60         (65)        --
     Net increase in loans..................................        --          --       (261)
     Net (increase) decrease in equity investments..........     2,089       2,074    (19,178)
     Purchases of available-for-sale securities.............   (20,771)   (100,574)   (92,862)
     Proceeds from sale of available-for-sale securities....     5,170      11,103     80,159
     Proceeds from maturities of and principal payment on
       available-for-sale securities........................    14,619      76,910      1,158
     Net sales (purchases) of premises and equipment........       (21)        (37)        --
                                                              --------   ---------   --------
Net cash (used in) provided by investing activities.........     1,146     (10,589)   (30,984)
                                                              --------   ---------   --------
Cash flows from financing activities:
     Net increase in securities sold under agreements to
       repurchase...........................................        --      12,831     20,724
     Increase in subordinated debt..........................        --          --     23,028
     Increase in common stock and additional
       paid-in-capital......................................        --          --     16,853
     Dividends paid on common and preferred stock...........        --          --       (546)
                                                              --------   ---------   --------
Net cash provided by financing activities...................        --      12,831     60,059
                                                              --------   ---------   --------
Net increase (decrease) in cash and cash equivalents........      (408)        (51)     5,242
                                                              --------   ---------   --------
Cash and cash equivalents at beginning of period............       618         210        159
                                                              --------   ---------   --------
Cash and cash equivalents at end of period..................  $    210   $     159   $  5,401
                                                              ========   =========   ========


     TeleBanc Financial Corporation commenced activities on January 27, 1994, the effective date of its formation as a holding company of the Bank. The Bank paid dividends of $2.2 million and $992,000 to TeleBanc for subordinated interest expense payments for the years ended December 31, 1996 and 1997, respectively.

23.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Condensed quarterly financial data for the years ended December 31, 1997 and 1996 is shown as follows:


                                                                      THREE MONTHS ENDED
                                                          ------------------------------------------
                                                          MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                                            1996       1996       1996        1996
                                                          --------   --------   ---------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income.........................................  $11,131    $11,364     $11,871    $11,433
Interest expense........................................    8,357      8,449       9,034      8,975
                                                          -------    -------     -------    -------
     Net interest income................................    2,774      2,915       2,837      2,458
Provision for loan and lease losses.....................      419        200         125        175
Non-interest income.....................................      605        291         540      1,320
General and administrative expenses.....................    1,679      1,749       3,287      1,660
Other non-interest operating expenses...................      300         81         247         71
                                                          -------    -------     -------    -------
     Income before income taxes.........................      981      1,176        (282)     1,872
Income tax expense......................................      332        417        (220)       667
                                                          -------    -------     -------    -------
     Net income.........................................  $   649    $   759     $   (62)   $ 1,205
                                                          =======    =======     =======    =======
Basic earnings per share................................  $  0.16    $  0.19     $ (0.02)   $  0.30
Diluted earnings per share..............................  $  0.16    $  0.18     $ (0.02)   $  0.26



                                                                      THREE MONTHS ENDED
                                                          ------------------------------------------
                                                          MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                                            1997       1997       1997        1997
                                                          --------   --------   ---------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income.........................................  $12,837    $15,275     $14,821    $16,368
Interest expense........................................    9,878     11,865      11,548     12,772
                                                          -------    -------     -------    -------
     Net interest income................................    2,959      3,410       3,273      3,596
Provision for loan and lease losses.....................      243        308         120        250
Non-interest income.....................................      607      1,244       1,084      1,158
General and administrative expenses.....................    1,897      2,251       2,078      2,816
Other non-interest operating expenses...................      208        202         260        430
                                                          -------    -------     -------    -------
     Income before income taxes and minority interest...    1,218      1,893       1,899      1,258
                                                          -------    -------     -------    -------
Income tax expense......................................      355        618         709        (25)
Minority interest in subsidiary.........................       --         67         285         42
                                                          -------    -------     -------    -------
Net income..............................................      863      1,208         905      1,241
Preferred stock dividends...............................       60        162         162        162
                                                          -------    -------     -------    -------
     Net income after preferred stock dividends.........  $   803    $ 1,046     $   743    $ 1,079
                                                          =======    =======     =======    =======
Basic earnings per share................................  $  0.19    $  0.24     $  0.16    $  0.24
Diluted earnings per share..............................  $  0.15    $  0.16     $  0.11    $  0.16

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Consolidated Statements of Financial Condition -- As of
  December 31, 1997 and March 31, 1998......................  F-32
Consolidated Statements of Operations -- For the Three
  Months Ended March 31, 1997 and 1998......................  F-33
Consolidated Statements of Changes in Stockholders'
  Equity -- For the Three Months Ended March 31, 1997 and
  1998......................................................  F-34
Consolidated Statements of Cash Flows -- For the Three
  Months Ended March 31, 1997 and 1998......................  F-35
Notes to Consolidated Financial Statements -- For the Three
  Months Ended March 31, 1997 and 1998......................  F-36

                         TELEBANC FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                 (IN THOUSANDS)


                                                              DECEMBER 31,       MARCH 31,
                                                                  1997              1998
                                                              ------------       ----------
                                                                       (UNAUDITED)
ASSETS:
Cash and cash equivalents...................................   $   92,156        $   31,559
Trading securities..........................................       21,110            42,129
Investment securities available-for-sale....................       91,237           123,963
Mortgage-backed securities available-for-sale...............      319,203           260,152
Loans receivable, net.......................................      391,618           418,676
Loans receivable held-for-sale..............................      149,086           138,381
Other assets................................................       35,942            33,293
                                                               ----------        ----------
     Total assets...........................................   $1,100,352        $1,048,153
                                                               ==========        ==========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Liabilities:
Retail deposits.............................................   $  522,221        $  560,554
Brokered callable certificates of deposit...................           --            42,286
Advances from the Federal Home Loan Bank of Atlanta.........      200,000           190,000
Securities sold under agreements to repurchase..............      279,909           153,970
Subordinated debt, net......................................       29,614            29,672
Other liabilities...........................................       13,212            15,605
                                                               ----------        ----------
     Total liabilities......................................    1,044,956           992,087
                                                               ----------        ----------
Corporation-Obligated Mandatorily Redeemable Capital
  Securities of
  Subsidiary Trust Holding Soley Junior Subordinated
     Debentures of the
  Corporation...............................................        9,572             9,526
Stockholders' Equity:
4% Cumulative preferred stock, $0.01 par value, 500,000
  shares authorized
     Series A, 18,850 issued and outstanding................        9,634             9,634
     Series B, 4,050 issued and outstanding.................        2,070             2,070
     Series C, 7,000 issued and outstanding.................        3,577             3,577
Common stock, $0.01 par value, 29,500,000 shares authorized;
  4,484,988 and 4,458,322 issued and outstanding at March
  31, 1998 and December 31, 1997............................           22                22
Additional paid-in-capital..................................       16,207            16,387
Retained earnings...........................................       11,576            11,850
Accumulated other comprehensive income, net of tax..........        2,738             3,000
                                                               ----------        ----------
     Total stockholders' equity.............................       45,824            46,540
                                                               ----------        ----------
     Total liabilities and stockholders' equity.............   $1,100,352        $1,048,153
                                                               ==========        ==========


          See accompanying notes to consolidated financial statements.

                         TELEBANC FINANCIAL CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)


                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               1997       1998
                                                              -------    -------
                                                                 (UNAUDITED)
Interest income:
    Loans...................................................  $ 7,557    $10,365
    Mortgage-backed and related securities..................    3,805      5,074
    Investment securities...................................    1,444      1,786
    Trading securities......................................       --        636
    Other...................................................       31        210
                                                              -------    -------
         Total interest income..............................   12,837     18,071
                                                              -------    -------
Interest expense:
    Retail deposits.........................................    5,705      8,055
    Brokered callable certificates of deposit...............       --        374
    Advances from the Federal Home Loan Bank of Atlanta.....    2,073      2,718
    Repurchase agreements...................................    1,457      2,451
    Subordinated debt.......................................      643        879
                                                              -------    -------
         Total interest expense.............................    9,878     14,477
                                                              -------    -------
         Net interest income................................    2,959      3,594
    Provision for loan losses...............................      243        250
                                                              -------    -------
         Net interest income after provision for loan
          losses............................................    2,716      3,344
                                                              -------    -------
Non-interest income:
    Gain on sale of securities..............................      238        891
    Gain on sale of loans...................................      127        121
    Gain on trading securities..............................       23         62
    Gain (loss) on equity investment........................     (109)       526
    Fees, service charges, and other........................      339        347
                                                              -------    -------
         Total non-interest income..........................      618      1,947
                                                              -------    -------
Non-interest expenses:
    Selling, general and administrative expenses:
         Compensation and employee benefits.................    1,176      1,950
         Other..............................................      721      1,939
                                                              -------    -------
         Total selling, general and administrative
          expenses..........................................    1,897      3,889
                                                              -------    -------
Other non-interest expenses:
    Net operating costs of real estate acquired through
     foreclosure............................................       74         82
    Amortization of goodwill and other intangibles..........      134        233
                                                              -------    -------
    Total other non-interest expenses.......................      208        315
                                                              -------    -------
    Total non-interest expenses.............................    2,105      4,204
                                                              -------    -------
         Income before income tax expense...................    1,229      1,087
         Income tax expense.................................      355        475
         Minority interest in subsidiary....................       --        176
                                                              -------    -------
         Net income.........................................  $   874    $   436
                                                              =======    =======
         Preferred stock dividends..........................       60        162
                                                              -------    -------
         Net income available to common stockholders........  $   814    $   274
                                                              =======    =======
Other comprehensive income, before tax:
    Unrealized holding gain (loss) on securities arising
     during the period......................................   (1,017)       814
    Less: reclassification adjustment for gains included in
     net income.............................................     (238)      (891)
                                                              -------    -------
Other comprehensive income, before tax......................   (1,255)       (77)
Income tax expense related to reclassification adjustment
  for gains on sale of securities...........................       90        339
                                                              -------    -------
Other comprehensive income, net of tax......................   (1,165)       262
                                                              -------    -------
Comprehensive income........................................  $  (351)   $   536
                                                              =======    =======
Earnings per share:
    Basic...................................................  $  0.19    $  0.06
    Diluted.................................................  $  0.15    $  0.05


          See accompanying notes to consolidated financial statements.

                         TELEBANC FINANCIAL CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)


                                                                                  ACCUMULATED
                                                                                     OTHER
                                                         ADDITIONAL              COMPREHENSIVE
                                    PREFERRED   COMMON    PAID-IN     RETAINED   INCOME (LOSS),
                                      STOCK     STOCK     CAPITAL     EARNINGS     NET OF TAX      TOTAL
                                    ---------   ------   ----------   --------   --------------   -------
                                                                 (UNAUDITED)
Balances at December 31, 1996.....   $    --     $20      $14,637     $ 7,905       $ 2,096       $24,658
Net income for the three months
  ended March 31, 1997............        --      --           --         874            --           874
Stock issued......................        --       2        1,272          --            --         1,274
Issuance of 4% Cumulative
  Preferred Stock, Series A.......     9,634      --           --          --            --         9,634
Issuance of 4% Cumulative
  Preferred Stock, Series B.......     2,070      --           --          --            --         2,070
Issuance of 4% Cumulative
  Preferred Stock, Series C.......     3,577      --           --          --            --         3,577
Dividends on 4% Cumulative
  Preferred Stock.................        --      --           --         (60)           --           (60)
Unrealized loss on available for
  sale securities, net of tax
  effect..........................        --      --           --          --        (1,165)       (1,165)
                                     -------     ---      -------     -------       -------       -------
Balances at March 31, 1997........   $15,281     $22      $15,909     $ 8,719       $   931       $40,862
                                     =======     ===      =======     =======       =======       =======
Balances at December 31, 1997.....   $15,281     $22      $16,207     $11,576       $ 2,738       $45,824
Net income for the three months
  ended March 31, 1998............        --      --           --         436            --           436
Stock issued......................        --      --          180          --            --           180
Dividends on 4% Cumulative
  Preferred Stock.................        --      --           --        (162)           --          (162)
Unrealized gain on available for
  sale securities, net of tax
  effect..........................        --      --           --          --           262           262
                                     -------     ---      -------     -------       -------       -------
Balances at March 31, 1998........   $15,281     $22      $16,387     $11,850       $ 3,000       $46,540
                                     =======     ===      =======     =======       =======       =======


          See accompanying notes to consolidated financial statements.

                         TELEBANC FINANCIAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)



                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                1997        1998
                                                              ---------   ---------
                                                                   (UNAUDITED)
Net cash (used by) provided by operating activities.........  $   4,650   $  (4,776)
                                                              ---------   ---------
Cash flows from investing activities:
     Net increase in loans..................................    (84,134)    (26,002)
     Purchases of available-for-sale securities.............   (124,251)   (143,899)
     Proceeds from sale of available-for-sale securities....     10,640     151,543
     Proceeds from maturities of and principal payments on
      available-for-sale securities.........................     70,321      18,419
     Proceeds from sale of foreclosed real estate...........        259         494
     Equity investment in subsidiaries......................       (700)       (724)
     Net purchases of premises and equipment................       (277)       (226)
                                                              ---------   ---------
Net cash used in investing activities.......................  $(128,142)  $    (395)
                                                              ---------   ---------
Cash flows from financing activities:
     Net increase in deposits...............................      4,517      80,619
     Net increase in subordinated debt......................     12,858          --
     Increase in advances from Federal Home Loan Bank of
      Atlanta...............................................    107,000      87,500
     Payment on advances from Federal Home Loan Bank of
      Atlanta...............................................    (86,800)    (97,500)
     Net increase in borrowed funds.........................         --          52
     Net (decrease) increase in securities sold under
      agreements to repurchase..............................     74,685    (125,939)
     Increase in common stock, preferred stock, and
      additional paid-in capital............................     16,555         180
     Interest paid to minority interest in subsidiary.......         --        (176)
     Dividends paid on common and preferred stock...........        (60)       (162)
                                                              ---------   ---------
Net cash (used in) provided by financing activities.........  $ 128,755   $ (55,426)
                                                              ---------   ---------
Net (decrease) increase in cash and cash equivalents........      5,263     (60,597)
Cash and cash equivalents at beginning of period............      3,259      92,156
                                                              ---------   ---------
Cash and cash equivalents at end of period..................  $   8,522   $  31,559
                                                              =========   =========
Supplemental information:
Interest paid on deposits and borrowed funds................  $   8,647   $  13,692
Income taxes paid...........................................        260         242
Gross unrealized gain (loss) on securities
  available-for-sale........................................     (1,638)        465
Tax effect of gain (loss) on available-for-sale
  securities................................................       (473)        203


          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. BASIS OF PRESENTATION

     The Company operates its business principally through two wholly owned subsidiaries, TeleBank, a federally chartered savings bank ("TeleBank"), and TeleBanc Capital Markets, Inc. ("TCM"). TeleBank offers savings and investment products insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), and TCM is a registered broker-dealer and investment advisor specializing in one-to-four family mortgage loans and mortgage-backed securities. TCM manages the portfolios of TeleBanc Financial and TeleBank. The Company also owns all of the beneficial interests represented by common securities in a Delaware trust, TeleBanc Capital Trust I ("TCT I"), which was formed solely for the purpose of issuing capital securities. In 1997, TCT I issued $10.0 million 11.0% Capital Securities, Series A and invested the net proceeds in the Company's 11.0% Junior Subordinated Deferrable Interest Debentures, Series A (the "TCT I Junior Subordinated Debentures"). TeleBank, through its wholly owned subsidiary TeleBanc Servicing Corporation ("TSC"), owns 50% of AGT PRA, LLC ("AGT PRA"). The primary business of AGT PRA is its investment in Portfolio Recovery Associates, LLC ("PRA"). PRA acquires and collects delinquent consumer debt obligations for its own portfolio. The accompanying consolidated financial statements include the accounts of TeleBank, TCM, TCT, and TSC, a wholly owned subsidiary of the bank. All significant intercompany transactions and balances are eliminated in consolidation. The investment, $2.9 million, in AGT PRA is accounted for under the equity method.

     The financial statements as of March 31, 1998 and for the three months ended March 31, 1998 and 1997 are unaudited, but in the opinion of management, contain all adjustments, consisting solely of normal recurring entries, necessary to present fairly the consolidated financial condition as of March 31, 1998 and the results of consolidated operations for the three months ended March 31, 1998 and 1997. The results of consolidated operations for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the entire year. The Notes to Consolidated Financial Statements for the year ended December 31, 1997, included in the Company's Annual Report to Stockholders for 1997, should be read in conjunction with these statements.

     Certain prior year's amounts have been reclassified to conform to the current year's presentation.

     Effective January 1, 1998, PRA changed its method of accounting from the cost recovery method to the installment method, resulting in income of $547,000. This change is not expected to have a material effect on the full year's results of operations.

2. EARNINGS PER SHARE

     Basic earnings per common share, as required by Statement of Financial Accounting Standards No. 128, is computed by dividing adjusted net income by the total of the weighted average number of common shares outstanding during the respective periods. Diluted earnings per common share for the quarters ended March 31, 1998 and 1997 were determined on the assumptions that the dilutive options and warrants were exercised upon issuance. The options and warrants are deemed to be dilutive if (a) the average market price of the related common stock for a period exceeds the exercise price or (b) the security to be tendered is selling at a price below that at which it may be tendered under the option or warrant agreement and the resulting discount is sufficient to establish an effective exercise price below the market price of the common stock obtainable upon exercise. The Company's quarter to date weighted average number of common shares outstanding was 4,467,610 at March 31, 1998 and 4,212,176 at March 31, 1997. For diluted earnings per share computation, weighted average shares outstanding also include potentially dilutive securities.

                                EPS CALCULATION

                                                                                      PER SHARE
                                                               INCOME      SHARES      AMOUNT
                                                              ---------   ---------   ---------
                                                                 FOR THE THREE MONTHS ENDED
                                                                       MARCH 31, 1997
                                                              ---------------------------------
Basic earnings per share
Net income..................................................  $ 813,755   4,212,176     $0.19
                                                                                        =====
Options issued to management................................         --     380,102
Warrants....................................................         --     362,016
Convertible preferred stock.................................     60,287     835,776
                                                              ---------   ---------
Diluted earnings per share..................................  $ 874,042   5,790,070     $0.15
                                                              =========   =========     =====



                                                                 FOR THE THREE MONTHS ENDED
                                                                       MARCH 31, 1998
                                                              ---------------------------------
Net income..................................................  $ 436,408
Less: preferred stock dividends.............................   (161,965)
                                                              ---------
Basic earnings per share
Income available to common shareholders.....................  $ 274,443   4,467,610     $0.06
                                                                                        =====
Options issued to management................................         --     666,360
Warrants....................................................         --     623,012
Convertible preferred stock.................................         --          --
                                                              ---------   ---------
Diluted earnings per share..................................  $ 274,443   5,756,982     $0.05
                                                              =========   =========     =====


3. RECENT EVENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130"), effective for fiscal years beginning after December 15, 1997. This statement requires that certain financial activity typically disclosed in stockholders' equity be reported in the financial statements as an adjustment to net income in determining comprehensive income. The Company adopted SFAS 130 effective January 1, 1998. As a result, comprehensive income for the periods ending March 31, 1998 and 1997 are reported in the Consolidated Statement of Operations.

     Consistent with its operating strategy, the Company has signed an agreement to acquire DFC, a thrift holding company and its federally chartered savings bank subsidiary, Premium Bank, in a transaction expected to be consummated in the third quarter of 1998, subject to regulatory approval. TeleBanc Financial is acquiring DFC because DFC has employed a direct marketing strategy similar to that of the Company, and thus presents the opportunity for the Company to acquire the deposits and customers of a financial institution without acquiring significant infrastructure. DFC currently operates from a single branch in New Jersey located outside of Philadelphia, Pennsylvania, and its customer and deposit base is concentrated in the Mid-Atlantic region of the United States. The Company does intend to retain a significantly scaled down portion of DFC's employees and intends to close DFC's single branch location. The Company may open a regional business development office in the location of the former DFC branch. DFC also originates residential mortgage loans, although the Company intends to discontinue mortgage loan origination upon its acquisition of DFC. DFC also offers credit cards to its customers through a relationship with First Data Resources and Card Management Services. In 1998, in reliance upon DFC's existing credit card relationships, the Company also intends to offer its customers co-branded credit cards.

     At March 31, 1998, DFC reported total assets of $320.3 million, loans receivable, net of $181.2 million, total deposits of $288.7 million and total stockholders' equity of $12.3 million. TeleBanc will pay approxi-mately $21.4 million in the transaction, and will assume approximately $6 million in liabilities which the Company intends to repay at the time the transaction is consummated.

     In April 1998, the shareholders of TeleBanc and MET Holdings ("MET") voted to approve and adopt the Amended and Restated Acquisition Agreement, dated as of March 17, 1998. Subsequently, TeleBanc completed the acquisition of MET whereby MET sold substantially all of its assets, including 2,866,162 shares of TeleBanc common stock owned by MET, and assigned substantially all of its liabilities to TeleBanc in exchange for 2,876,162 shares of TeleBanc common stock.

[Graphic on inside back cover shows a picture of the Company's Web site with a graph superimposed on the lower right corner showing deposit and account growth from 1993 to 1997]

                                [TELEBANK LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth the expenses to be incurred by TeleBanc Financial Corporation (the "Registrant") in connection with the issuance and distribution of the securities registered hereby, all of which expenses, except for the registration fee and the Nasdaq National Market filing fee, are estimates:



Securities and Exchange Commission registration fee.........  $ 11,800
Nasdaq National Market application and listing fees.........    48,750
NASD filing fee.............................................     4,500
Printing expenses...........................................   127,500
Legal fees and expenses (other than Blue Sky)...............   212,500
Accounting fees and expenses................................   153,000
Blue Sky legal fees and filing expenses (including fees of
  counsel)..................................................    10,000
Transfer agent fees and expenses............................     1,500
Miscellaneous expenses......................................    55,450
                                                              --------
          Total.............................................  $625,000
                                                              ========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.



     Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may limit the liability of each director to the corporation or its stockholders for monetary damages, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders;
(ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemption or repurchases; and (iv) for any transaction from which the director derived and improper benefit. The Certificate of Incorporation of the Registrant provides for the elimination and limitation of the personal liability of directors of the Registrant for monetary damages to the fullest extent permitted by the DGCL. Article Eight of the Registrant's Bylaws, entitled "Indemnification," provides for indemnification of the Registrant's directors, officers, employees and agents under certain circumstances.



     In addition, the Certificate of Incorporation provides that if the DGCL is amended to authorized the further elimination or limitation of a director, then the liability of the directors of the Registrant shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The effect of this provision is to eliminate the right of the Registrant and its stockholders (through stockholders' derivative suits on behalf of the Registrant to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. The provision does not limit or eliminate the rights of the Registrant or any stockholder to seek non-monetary relief such as an injunction or recission in the event of a breach of a director's duty of care. In addition, the Certificate of Incorporation provides that the Registrant shall, to the fullest extent permitted by the DGCL, as amended from time to time, indemnify each or its currently acting and former directors, officers, employees and agents.


ITEM 16.  EXHIBITS


EXHIBIT NO.                             EXHIBIT
-----------                             -------
  1.1         Form of Underwriting Agreement
  3.1(a)      Amended and Restated Certificate of Incorporation of the
              Registrant
  3.1(b)      Certificate of Designations (incorporated by reference
              herein to Exhibit 3 to the Registrant's Current Report on
              Form 8-K, dated March 17, 1997)

EXHIBIT NO.                             EXHIBIT
-----------                             -------
  3.2         Bylaws of the Registrant (incorporated by reference herein to Exhibit 3.2 to the Registrant's Annual Report on Form
              10-K for the year ended December 31, 1996, dated March 31,
              1997)
  4.1         Specimen certificate evidencing shares of Common Stock of
              the Registrant (incorporated by reference herein to Exhibit
              4.1 to the Registrant's Registration Statement on Form S-1,
              dated March 25, 1994, File No. 33-76930)
  4.2         Form of warrant for the purchase of shares of Common Stock, issued in connection with the Unit Purchase Agreement, dated
              February 19, 1997, among the Registrant and the Purchasers identified therein (incorporated by reference herein to
              Exhibit 10.1 to the Registrant's Current Report on Form 8-K,
              dated March 17, 1997)
  4.3         Form of warrant for the purchase of shares of Common Stock, issued in connection with the units of warrants and
              subordinated debt sold in the Registrant's initial public
              offering (incorporated by reference herein to Exhibit 4.5 to the Registrant's Registration Statement on Form S-1, dated
              March 25, 1994, File No. 33-76930)
  4.4         Declaration of Trust of TeleBanc Capital Trust II, dated May
              22, 1998
  4.5         Form of Certificate of Exchange Junior Subordinated
              Debentures (incorporated by reference herein to Exhibit 4.3 to the Registrant's Form 10-K/A for the year ended December
              31, 1997, dated April 2, 1998)
  4.6         Amended and Restated Declaration of Trust of TeleBanc
              Capital Trust I, dated June 9, 1997 (incorporated by
              reference herein to Exhibit 3.4 to the Registrant's
              Registration Statement on Form S-4, dated December 8, 1997,
              File No. 333-40399)
  4.7         Certificate of Trust of TeleBanc Capital Trust II, dated May
              22, 1998
  4.8         Form of Exchange Capital Security Certificate (incorporated by reference herein to Exhibit 4.6 to the Registrant's
              Registration Statement on Form S-4, dated December 8, 1997,
              File No. 333-40399)
  4.9         Exchange Guarantee Agreement by the Registrant for the
              benefit of the holders of Exchange Capital Securities
              (incorporated herein by reference to Exhibit 4.7 to the
              Registrant's Registration Statement on Form S-4, dated
              December 8, 1997, File No. 333-40399)
  5           Form of opinion of Shaw Pittman Potts & Trowbridge as to the legality of the securities being registered
 10.1         1994 Stock Option Plan (incorporated by reference herein to
              Exhibit 10.1 to the Registrant's Registration Statement on
              Form S-1, dated March 25, 1994, File No. 33-76930)
 10.2         1997 Stock Option Plan (incorporated by reference herein to
              Exhibit D to the Registrant's definitive proxy materials
              which were filed as Exhibit 99.3 to the Registrant's Annual
              Report on Form 10-K for the year ended December 31, 1996,
              dated March 31, 1997)
 10.3         1998 Stock Incentive Plan
 10.4         Employee Stock Ownership Plan of the Registrant
 10.5*        Agreement and Plan of Merger by and between the Registrant and Direct Financial Corporation, dated January 14, 1998
 10.6         Registration Rights Agreement, dated June 5, 1997, among the
              Registrant, TeleBanc Capital Trust I and the Initial
              Purchaser (incorporated by reference herein to Exhibit 4.8 to the Registrant's Registration Statement on Form S-4,
              dated December 8, 1997, File No. 333-40399)
 10.7         Unit Purchase Agreement, dated February 19, 1997, among the
              Registrant and the Purchasers identified therein
              (incorporated by reference herein to Exhibit 10.1 to the
              Registrant's Current Report on 8-K, dated March 17, 1997)

EXHIBIT NO.                             EXHIBIT
-----------                             -------
 10.8         Amended and Restated Acquisition Agreement, dated February
              19, 1997, among the Registrant, Arbor Capital Partners,
              Inc., MET Holdings, Inc., and William M. Daugherty
              (incorporated by reference herein to Exhibit 10.2 to the
              Registrant's Current Report on 8-K, dated March 17, 1997)
 10.9         Liquidated Damages Agreement, dated June 9, 1997, by and
              among the Registrant, TeleBanc Capital Trust I, and the
              Initial Purchaser (incorporated by reference herein to
              Exhibit 4.9 to the Registrant's Registration Statement on
              Form S-4, dated December 8, 1997, File No. 333-40399)
 10.10        Tax Allocation Agreement, dated April 7, 1994, between
              TeleBank and Registrant (incorporated by reference herein to
              Exhibit 10.3 to Amendment No. 1 to the Registrant's
              Registration Statement on Form S-1, dated May 3, 1994, File
              No. 33-76930)
 10.11*       Indenture dated June 9, 1997, between the Registrant and
              Wilmington Trust Company, as debenture trustee (incorporated by reference herein to the Registrant's Registration
              Statement on Form S-4, dated December 8, 1997, File No.
              333-40399)
 10.12        Form of Indenture between the Registrant and Wilmington
              Trust Company as Trustee (incorporated by reference herein to Exhibit 4.3 to the Registrant's Registration Statement on
              Form S-1, dated March 25, 1994, File No. 33-76930)
 10.13        Conversion Agreement dated May 15, 1998 by and among the
              Registrant and certain investors named therein
 11*          Statement regarding calculation of net income per share
 21           Subsidiaries of the Registrant
 23.1         Consent of Shaw Pittman Potts & Trowbridge (included as part of Exhibit 5)
 23.2         Consent of Arthur Andersen LLP
 24*          Power of Attorney (included on signature page to the
              Registration Statement)
 27.1*        Financial Data Schedule for 1997
 27.2*        Financial Data Schedule for 1996
 27.3*        Financial Data Schedule for 1995


---------------

* Previously filed.


ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:


     (1) That, for purposes of determining any liability under the Securities Act of 1933, as amended each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



     (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (3) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.



     (4) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Arlington, State of Virginia, on this 22 day of June, 1998.


                                          TELEBANC FINANCIAL CORPORATION

                                          By:    /s/ MITCHELL H. CAPLAN
                                            ------------------------------------
                                                     MITCHELL H. CAPLAN

                                               VICE CHAIRMAN, CHIEF EXECUTIVE
                                                    OFFICER AND PRESIDENT


                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dated indicated.



                SIGNATURE                                 POSITION                       DATE
                ---------                                 --------                       ----

           /s/ DAVID A. SMILOW                     Chairman of the Board
------------------------------------------
             DAVID A. SMILOW                                                           June 22, 1998

          /s/ MITCHELL H. CAPLAN             Vice Chairman of the Board, Chief
------------------------------------------    Executive Officer and President
            MITCHELL H. CAPLAN                 (principal executive officer)           June 22, 1998

          /s/ AILEEN LOPEZ PUGH              Executive Vice President and Chief
------------------------------------------      Financial Officer (principal
            AILEEN LOPEZ PUGH                financial and accounting officer)         June 22, 1998

             /s/ DAVID DECAMP                             Director
------------------------------------------
               DAVID DECAMP                                                            June 22, 1998

            /s/ DEAN C. KEHLER                            Director
------------------------------------------
              DEAN C. KEHLER                                                           June 22, 1998

           /s/ STEVEN F. PIAKER                           Director
------------------------------------------
             STEVEN F. PIAKER                                                          June 22, 1998

            /s/ MARK ROLLINSON                            Director
------------------------------------------
              MARK ROLLINSON                                                           June 22, 1998

           /s/ ARLEN W. GELBARD                           Director
------------------------------------------
             ARLEN W. GELBARD                                                          June 22, 1998
             ---------------

       * By: /s/ AILEEN LOPEZ PUGH
   ------------------------------------
            AILEEN LOPEZ PUGH
      PURSUANT TO POWER OF ATTORNEY

                                 EXHIBIT INDEX


EXHIBIT NO.                             EXHIBIT
-----------                             -------
  1.1         Form of Underwriting Agreement
  3.1(a)      Amended and Restated Certificate of Incorporation of the
              Registrant
  3.1(b)      Certificate of Designations (incorporated by reference
              herein to Exhibit 3 the Registrant's Current Report on Form
              8-K, dated March 17, 1997)
  3.2         Bylaws of the Registrant (incorporated by reference herein to Exhibit 3.2 to the Registrant's Annual Report on Form
              10-K for the year ended December 31, 1996, dated March 31,
              1997)
  4.1         Specimen certificate evidencing shares of Common Stock of
              the Registrant (incorporated by reference herein to Exhibit
              4.1 to the Registrant's Registration Statement on Form S-1,
              dated March 25, 1994, File No. 33-76930)
  4.2         Form of warrant for the purchase of shares of Common Stock, issued in connection with the Unit Purchase Agreement, dated
              February 19, 1997, among the Registrant and the Purchasers identified therein (incorporated by reference herein to
              Exhibit 10.1 to the Registrant's Current Report on Form 8-K,
              dated March 17, 1997)
  4.3         Form of warrant for the purchase of shares of Common Stock, issued in connection with the units of warrants and
              subordinated debt sold in the Registrant's initial public
              offering (incorporated by reference herein to Exhibit 4.5 to the Registrant's Registration Statement on Form S-1, dated
              March 25, 1994, File No. 33-76930)
  4.4         Declaration of Trust of TeleBanc Capital Trust II, dated May
              22, 1998
  4.5         Form of Certificate of Exchange Junior Subordinated
              Debentures (incorporated by reference herein to Exhibit 4.3 to the Registrant's Form 10-K/A for the year ended December
              31, 1997, dated April 2, 1998)
  4.6         Amended and Restated Declaration of Trust of TeleBanc
              Capital Trust I, dated June 9, 1997 (incorporated by
              reference herein to Exhibit 3.4 to the Registrant's
              Registration Statement on Form S-4, dated December 8, 1997,
              File No. 333-40399)
  4.7         Certificate of Trust of TeleBanc Capital Trust II, dated May
              22, 1998
  4.8         Form of Exchange Capital Security Certificate (incorporated by reference herein to Exhibit 4.6 to the Registrant's
              Registration Statement on Form S-4, dated December 8, 1997,
              File No. 333-40399)
  4.9         Exchange Guarantee Agreement by the Registrant for the
              benefit of the holders of Exchange Capital Securities
              (incorporated herein by reference to Exhibit 4.7 to the
              Registrant's Registration Statement on Form S-4, dated
              December 8, 1997, File No. 333-40399)
     5        Form of opinion of Shaw Pittman Potts & Trowbridge as to the legality of the securities being registered
 10.1         1994 Stock Option Plan (incorporated by reference herein to
              Exhibit 10.1 to the Registrant's Registration Statement on
              Form S-1, dated March 25, 1994, File No. 33-76930)
 10.2         1997 Stock Option Plan (incorporated by reference herein to
              Exhibit D to the Registrant's definitive proxy materials
              which were filed as Exhibit 99.3 to the Registrant's Annual
              Report on Form 10-K for the year ended December 31, 1996,
              dated March 31, 1997)
 10.3         1998 Stock Incentive Plan
 10.4         Employee Stock Ownership Plan of the Registrant
 10.5*        Agreement and Plan of Merger by and between the Registrant and Direct Financial Corporation, dated January 4, 1998

EXHIBIT NO.                             EXHIBIT
-----------                             -------
 10.6         Registration Rights Agreement, dated June 5, 1997, among the
              Registrant, TeleBanc Capital Trust I and the Initial
              Purchaser (incorporated by reference herein to Exhibit 4.8 to the Registrant's Registration Statement on Form S-4,
              dated December 8, 1997, File No. 333-40399)
 10.7         Unit Purchase Agreement, dated February 19, 1997, among the
              Registrant and the Purchasers identified therein
              (incorporated by reference herein to Exhibit 10.1 to the
              Registrant's Current Report on 8-K, dated March 17, 1997)
 10.8         Amended and Restated Acquisition Agreement, dated February
              19, 1997, among the Registrant, Arbor Capital Partners,
              Inc., MET Holdings, Inc., and William M. Daugherty
              (incorporated by reference herein to Exhibit 10.2 to the
              Registrant's Current Report on 8-K, dated March 17, 1997)
 10.9         Liquidated Damages Agreement, dated June 9, 1997, by and
              among the Registrant, TeleBanc Capital Trust I, and the
              Initial Purchaser (incorporated by reference herein to
              Exhibit 4.9 to the Registrant's Registration Statement on
              Form S-4, dated December 8, 1997, File No. 333-40399)
 10.10        Tax Allocation Agreement, dated April 7, 1994, between
              TeleBank and Registrant (incorporated by reference herein to
              Exhibit 10.3 to Amendment No. 1 to the Registrant's
              Registration Statement on Form S-1, dated May 3, 1994, File
              No. 33-76930)
 10.11        Indenture dated June 9, 1997, between the Registrant and
              Wilmington Trust Company, as debenture trustee (incorporated by reference herein to the Registrant's Registration
              Statement on Form S-4, dated December 8, 1997, File No.
              333-40399)
 10.12        Form of Indenture between the Registrant and Wilmington
              Trust Company as Trustee (incorporated by reference herein to Exhibit 4.3 to the Registrant's Registration Statement on
              Form S-1, dated March 25, 1994, File No. 33-76930)
 10.13        Conversion Agreement, dated May 15, 1998, by and among the
              Registrant and certain investors named therein
    11*       Statement regarding calculation of net income per share
    21        Subsidiaries of the Registrant
 23.1         Consent of Shaw Pittman Potts & Trowbridge (included as part of Exhibit 5)
 23.2         Consent of Arthur Andersen LLP
    24*       Power of Attorney (included on signature page to the
              Registration Statement)
 27.1*        Financial Data Schedule for 1997
 27.2*        Financial Data Schedule for 1996
 27.3*        Financial Data Schedule for 1995


---------------

* Previously filed.